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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 2003.

REGISTRATION NO. 333-106084

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SAFENET, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

52-1287752
(I.R.S. Employer Identification Number)

8029 CORPORATE DRIVE
BALTIMORE, MD 21236
(410) 931-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

ANTHONY A. CAPUTO
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
SAFENET, INC.
8029 CORPORATE DRIVE
BALTIMORE, MD 21236
(410) 931-7500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

COPIES TO:

ELIZABETH R. HUGHES, ESQUIRE THOMAS W. FRANCE, ESQUIRE VENABLE, BAETJER AND HOWARD, LLP 1800 MERCANTILE BANK & TRUST BUILDING 2 HOPKINS PLAZA BALTIMORE, MARYLAND 21201 (410) 244-7400	GLENN M. REITER, ESQUIRE MICHAEL D. NATHAN, ESQUIRE SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, NEW YORK 10017 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practical on or after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2003

2,500,000 Shares

Common Stock

        We are selling 2,323,071 shares of common stock, and Raqia Networks, Inc., on behalf of its former stockholders, as selling stockholder is selling 176,929 shares of common stock. The shares being sold by the selling stockholder were acquired in connection with our acquisition of the assets of Raqia in February 2003. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

         Our common stock is listed on The Nasdaq National Market under the symbol "SFNT." The last reported sale price on June 24, 2003, was $              per share.

         The underwriters have an option to purchase from us up to 375,000 additional shares to cover over-allotments of shares.

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to SafeNet, Inc.		Proceeds to Selling Stockholders
Per Share		$		$		$		$
Total	$		$		$		$

         Delivery of the shares of common stock will be made on or about                          , 2003.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Lehman Brothers
Raymond James
Pacific Growth Equities, LLC	Janney Montgomery Scott LLC

The date of this prospectus is              , 2003.

SafeEnterprise™ Security System

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only on the date of this prospectus.

        In this prospectus, "SafeNet," "we," "us," and "our" refer to SafeNet, Inc. and its subsidiaries, unless the context otherwise requires. We own or have rights to the product names, trade names and trademarks that we use in connection with the sale of our products. This prospectus also contains product names, trade names and trademarks that belong to other organizations.

        We maintain our corporate website at www.safenet-inc.com. However, information on this website is not incorporated by reference in this prospectus.

        In this prospectus we rely on and refer to information regarding us and our markets in which we compete. We obtained this information from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere and incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you in considering an investment in our common stock. You should carefully read the entire prospectus, including "Risk Factors," before making an investment decision.

SAFENET

        We develop, market, sell and support a portfolio of hardware and software network security products and services that enable secure communications and data services. Our products and services are used to create secure wide area networks (WANs) and virtual private networks over the Internet (VPNs) to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. Our security solutions allow our customers to lower the cost of deploying and managing secure, reliable WANs and enable the use of the Internet for secure business communications and transactions with customers, suppliers and employees.

        Our products and services address a wide range of customer and market needs. Through our Enterprise Security Division, we sell high-performance security solutions to address the needs of our government, financial institution and other security-sensitive commercial customers. We also provide, through our Embedded Security Division, a broad range of security products, including silicon chips, accelerator cards, licensed intellectual property and software products, to original equipment manufacturers (OEMs) that embed them into their own network and wireless products. We believe that our relationships with both enterprises and OEMs allow us to provide security products to a broad spectrum of end-users.

        Founded in 1983, we have a long track record of technology and security innovation and dedication to continuous product improvement. In 1995, we developed our first Internet VPN solution for a major financial institution. We are currently engaged in VPN product development for the National Security Agency, which is the U.S. government agency responsible for coordinating, directing and performing highly specialized activities to protect U.S. information systems.

        Enterprises increasingly require secure and reliable networks to conduct electronic commerce, collaborate with customers and provide remote access for employees. The pervasive use of WANs and the Internet is substantially increasing the volume of electronic communications and transactions and the demand for network security products and services.

        Today, large networks contain numerous points of vulnerability, which can make passwords, network architecture and other critical information vulnerable to attack. We believe that encryption and authentication should be the first line of defense in the network's security strategy, with firewalls, intrusion detection and anti-virus solutions providing additional defense for communications received from remaining, unsecured sources. We further believe that encryption, by protecting the privacy of the information, ensuring the integrity of the data and authenticating the source and destination of the communication, is the foundation technology upon which a secure network can be built.

        Secure electronic communications and transactions have traditionally required costly private networks and dedicated leased lines. Over time, enterprises have invested heavily in WANs (ATM, frame relay and link) to conduct secure communications and transactions, resulting in a significant installed base of these networks. The adoption of VPNs and, more recently, the Internet Protocol Security (IPSec), a widely used industry protocol to enable secure transmissions over the Internet, have enabled the secure transfer of information and data over the Internet. Because the Internet is less expensive to use than private networks, enterprises can generally achieve substantial cost savings by using VPNs while taking advantage of the global availability and access to the Internet. In the future, we expect that most networks will utilize both WANs and the Internet, but will increasingly depend on the Internet as they expand to support a much larger number of users. As a result, these enterprises will require solutions that seamlessly manage both types of network technologies.

        VPNs and WANs need to operate on a cost-efficient basis and at ever increasing speeds and must be capable of communicating with numerous networks on a secure basis using different types of technologies. To enable design of these networks, enterprises and OEMs need access to hardware, software and intellectual property security solutions. We believe many solutions that enable secure communication and data services over WANs and VPNs fail to address a number of key requirements.

        Our products are based on industry standard encryption algorithms and communication protocols that allow for integration into large networks and interoperability with other network devices and applications. Our enterprise solutions incorporate our security technologies, including our silicon chips, appliances, client software and management software to provide a vertically integrated solution that addresses the stringent security needs of our enterprise customers. Our products enable our customers to expand their existing WANs efficiently and to integrate these networks with lower-cost VPNs. Our security products are centrally managed with our management software, which enables policy management and the secure, scalable monitoring of network devices, applications, network traffic and security events. Our embedded solutions are designed for rapid and cost-effective implementation while matching the stringent cost requirements of our customers with their performance needs. In addition, we offer OEMs a complete development environment in which they can build a wide variety of encryption products and flexible packaging, such as embedded intellectual property blocks, silicon chips and accelerator cards.

Our Strategy

        Our objective is to be the leading provider of products and services that enable secure communications and data services over WANs and the Internet. To achieve this objective, we continue to pursue the following strategies:

  •
  Extend our technology and introduce new products;

  •
  Further penetrate our existing enterprise customer base;

  •
  Expand strategic OEM relationships and other distribution channels;

  •
  Target the government and financial institution markets;

  •
  Target the wireless market;

  •
  Pursue strategic acquisitions on a selective basis;

        Through business relationships with end-user customers, such as the U.S. Department of Defense, the Internal Revenue Service, the Immigration and Naturalization Service and Citigroup, and OEMs, such as Cisco Systems and Texas Instruments, we have considerable experience developing and deploying network security solutions.

        We were incorporated in 1983 and are a Delaware corporation. In February 2003, we acquired Cylink Corporation, which expanded our customer base and our product offerings to include security solutions for WANs. We employ more than 200 people in 9 offices in five countries. Our headquarters are located at 8029 Corporate Drive, Baltimore, Maryland 21236 and our telephone number is (410) 931-7500.

The Offering

Common stock offered by us	2,323,071 shares
Common stock offered by selling stockholders	176,929 shares
Common stock outstanding after the offering	shares
Use of proceeds
We estimate that our net proceeds from the offering will be $ million. We intend to use the net proceeds for research and development, marketing, capital expenditures, possible acquisitions and other general corporate purposes.
Nasdaq National Market symbol	SFNT

        The number of shares to be outstanding upon completion of the offering is based on shares outstanding as of June 23, 2003. This number excludes an aggregate of 2,395,819 shares comprised of the following:

  •
  2,202,154 shares of common stock issuable upon the exercise of outstanding stock options under our stock option plans at a weighted average exercise price of $15.26 per share and warrants to purchase 25,000 shares of common stock at a weighted average exercise price of $7.68 per share; and

  •
  an aggregate of 693,665 shares of common stock available for future grants under our stock option plans and our employee stock purchase plan as of the date of this prospectus. On June 18, 2003, our stockholders approved at our 2003 annual meeting of stockholders an amendment to our 2nd stock plan to increase the number of shares available for options under the plan from 1,600,000 to 2,100,000 shares.

        The underwriters have the option to purchase from us up to 375,000 additional shares to cover over-allotments of shares. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY FINANCIAL DATA

        The following table presents our summary consolidated financial data and should be read in conjunction with our audited consolidated financial statements, Cylink's audited consolidated financial statements, our unaudited consolidated financial statements, and our unaudited pro forma combined condensed financial statements, and the accompanying notes, included or incorporated by reference in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The summary historical consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated balance sheet data at March 31, 2003 and the summary historical consolidated statement of operations data for the three-month periods ended March 31, 2002 and 2003 have been derived from our unaudited interim financial data included elsewhere in this prospectus and, in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of its financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year. The consolidated balance sheet data has also been presented on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 2,323,071 shares of common stock at the public offering price of $            per share, after deducting the underwriters' discounts and commissions and estimated offering expenses.

        The unaudited pro forma combined statements of operations for the year ended December 31, 2002 and the three-month period ended March 31, 2003 combine the historical consolidated statements of operations of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2002 and January 1, 2003, respectively. We have adjusted the historical consolidated financial information to give effect to pro forma transactions that are:

  •
  directly attributable to the acquisition,

  •
  factually supportable, and

  •
  expected to have a continuing impact on the combined results.

The unaudited pro forma combined condensed financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial condition or operating results of the combined company.

					Historical Unaudited
				Unaudited Pro Forma Combined			Unaudited Pro Forma Combined
	Historical Year Ended December 31,				Three Months Ended March 31,
(in thousands, except per share amounts)				Year Ended December 31, 2002 (2)			Three Months Ended March 31, 2003 (2)
	2000	2001	2002 (1)		2002	2003 (3)
Revenues	$25,278	$16,462	$32,235	$59,759	$6,154	$14,014	$16,218
Cost of revenues	5,834	4,525	8,963	21,552	1,953	4,455 (5)	6,780

	19,444	11,937	23,272	38,207	4,201	9,559	9,438

Operating expenses:
Research and development expenses	6,342	6,118	8,504	19,015	2,059	3,606	4,535
Sales and marketing expenses	4,756	5,061	7,341	17,217	1,619	3,066	3,998
General and administrative expenses	2,681	2,203	4,108	11,984	813	1,697	3,768
Write-off in in-process research and development	—	—	3,375	3,375	3,375	7,900	4,583
Cost of integration of acquired companies	—	—	—	—	—	1,615	1,615
Amortization of intangibles	—	—	1,488	5,876	351	767	1,090
Restructuring charges	—	—	—	4,935	—	—	—
Other	(275)	—	—	—	—	—	—

Total operating expenses	13,504	13,382	24,816	62,402	8,217	18,651	19,589

Operating income (loss)	5,940	(1,445)	(1,544)	(24,195)	(4,016)	(9,092)	(10,151)
Investment income and other expenses, net	1,320	1,336	669	594	274	77	41

Income (loss) from continuing operations before income taxes	7,260	(109)	(875)	(23,601)	(3,742)	(9,015)	(10,110)
Income taxes (benefit)	—	—	(90)	(3,191)	—	641	(1,097)

Income (loss) from continuing operations (4)	$7,260	$(109)	$(785)	$(20,410)	$(3,742)	$(9,656)	$(9,013)

Income (loss) from continuing operation per common share:
Basic	$1.08	$(0.01)	$(0.10)	$(2.17)	$(0.49)	$(1.06)	$(0.93)

Diluted	$1.01	$(0.01)	$(0.10)	$(2.17)	$(0.49)	$(1.06)	$(0.93)

Shares used in computation:
Basic	6,751	7,057	7,730	9,414	7,677	9,083	9,738

Diluted	7,195	7,057	7,730	9,414	7,677	9,083	9,738

	At March 31, 2003
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$6,400
Held-to-maturity investments	25,309
Working capital	25,877
Intangible assets	59,780
Total assets	115,967
Stockholders' equity	80,554

(1)
On January 2, 2002, we acquired Pijnenburg Securealink, Inc. (Securealink) in a business combination accounted for as a purchase. The operations of this business are included in the Embedded Security Division.

(2)
The unaudited pro forma combined statements of operations for the year ended December 31, 2002 combine the historical consolidated statements of operations data of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2002. The unaudited pro forma combined statements of operations data for the three months ended March 31, 2003 combine the historical consolidated statements of operations of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2003.

(3)
On February 5, 2003, we acquired Cylink Corporation in a business combination accounted for as a purchase and accordingly our historical results reflect approximately two months of Cylink's results of operations. The operations of this business are included in the Enterprise Security Division.

(4)
On February 11, 2002, SafeNet management made the decision to discontinue operations at GretaCoder Data Systems (GDS). Accordingly, beginning January 1, 2002, results of this operation have been classified as discontinued, and prior periods have been restated. Therefore, the operations of this entity and the related loss on the disposal are not presented in this table.

(5)
Includes $1,067 of acquired intangible assets resulting from the acquisition of Cylink in February 2003.

RISK FACTORS

        An investment in our common stock involves various risks, including those discussed below. You should carefully consider these risk factors, together with the other information included or incorporated by reference in this prospectus before deciding to purchase any shares of our common stock. If any of the following risks occurs, our business, results of operations, financial condition and prospects could be materially and adversely affected, which could result in the loss of all or part of your investment.

We have a history of losses and if we fail to execute our growth strategy, our business could be materially and adversely affected.

        We have experienced substantial net losses, as reported in accordance with generally accepted accounting principles in the United States (GAAP), in four of the last five years, including 2002 and the first three months of 2003. As of March 31, 2003, we had an accumulated deficit of $29.9 million. We intend to maintain or increase our expenditures to develop new products and services, to increase sales and earnings and to execute our growth strategy. As a result, we may continue to incur substantial net losses in the future. Our ability to implement our growth strategy successfully and achieve profitability depends in part on factors beyond our control, including meeting changing customer demands, responding to technological innovation, changes in the competitive environment in which we operate and changes in general economic conditions. If we do achieve profitability, we may not be able to sustain it. You should not consider our recent growth as being indicative of future revenue levels or operating results.

Because our quarterly operating results are subject to fluctuations, our quarterly operating results are difficult to predict and you should not rely on period to period comparisons as an indication of future performance.

        We have experienced significant fluctuations in our quarterly operating results and anticipate continued substantial fluctuations in our future operating results. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this occurs, our share price would likely decline significantly. A number of factors may contribute to quarterly fluctuations including:

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  market acceptance and demand for our products and services and those of our competitors;

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  the length of our sales cycle, including the size, timing, cancellation or delay of customer orders;

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  the introduction of new products and services and enhancements to existing products and services by us or our competitors;

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  budgeting cycles of our customers;

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  the timing and execution of major contracts;

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  the product mix sold in a given quarter;

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  the length of time required by OEMs to embed our products into their products;

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  the percentage of products sold through our direct sales force and our indirect distribution channels;

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  product development expenses;

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  business combinations and asset acquisitions as well as business disposals;

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  competitive conditions in our industry; and

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  changes in general economic conditions.

        Our expenses are based, in part, on our expectations regarding future revenues, and are largely fixed in nature, particularly in the short-term. We may be unable to predict our future revenues accurately or to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenues in relation to our expectations could cause significant declines in our quarterly operating results.

        Because of all of the foregoing factors, our quarterly revenues and results of operations are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful, and you should not rely upon them as an indication of our future performance.

Our acquisition strategy may prove to be disruptive and divert management resources.

        As part of our business strategy, we explore from time to time strategic acquisitions that complement or expand our existing businesses, products and services, or technologies, including acquisitions that could be material in size and scope.

        Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

  •
  difficulties in integrating the operations and financial systems, technologies and products of the acquired company;

  •
  the risk of diverting management's attention from normal daily operations of the business;

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  potential difficulties in continuing to timely develop and launch products and services that are in the process of research and development;

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  risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

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  initial dependence on unfamiliar supply chains or relatively small supply partners;

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  increased expenses associated with the acquisition;

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  potential impairment of goodwill and other intangible assets; and

  •
  the potential loss of key employees of the acquired company or business.

        We may not be able to obtain financing for acquisitions on favorable terms or at all. We may also finance acquisitions through the issuance of additional shares of our common stock that could dilute the ownership interests of our existing stockholders.

        We cannot assure you that our acquisitions will be successful and will not adversely affect our business, results of operations, financial condition or prospects.

Our recent acquisition of Cylink may prove to be difficult to integrate and we may not achieve the anticipated benefits of the acquisition.

        On February 5, 2003, we acquired Cylink Corporation, a manufacturer of security products and services primarily for private network communications. Cylink has experienced sequential revenue declines for the past two years. Cylink's revenues have declined, in part, due to loss of business to competitors and lower information technology spending by Cylink's existing and prospective customers, as well as the general weakening of the market for WAN products. Because Cylink's revenues have declined historically, the pro forma historical information in this prospectus may not necessarily be indicative of our future financial condition or results of operations. The acquisition doubled our sales force and achieving the expected benefits of the acquisition will depend, in part, upon whether the operations and personnel of Cylink can be integrated in an efficient and cost effective manner with our existing business. We have launched a suite of products that include solutions for private networks based on Cylink's products and services and expect to sell these products to the combined customer base. However, we cannot assure you that the integration of Cylink's products and services into our existing product lines will be successful or meet the preferences of our customers. We also consider Cylink's customers to be a key asset of the business and we intend to market our VPN solutions to these customers, but we cannot assure you that we will be able to successfully market our VPN products and services to Cylink's customers. Also, we cannot assure you that we will realize the anticipated benefits of the acquisition in full or at all or that the acquisition will not have a material adverse effect on our business.

Our recent growth has required us to improve our internal systems and may require substantial management efforts.

        We have experienced a period of recent growth and expansion as a result of the Cylink acquisition. To accommodate this growth, we are implementing a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. Implementation of these new systems, procedures and controls may require substantial management effort, and our efforts to do so may not be successful. If we fail to improve our operational, financial and management information systems, or to hire, train, motivate or manage our employees, our business condition and results of operations could suffer.

The loss of significant customers could have a material adverse effect on our business and results of operations.

        We were dependent on seven customers for a majority of our pro forma revenues for the year ended December 31, 2002 and three customers for a majority of our pro forma revenues for the three months ended March 31, 2003. We have one enterprise customer that accounted for 15% of our consolidated pro forma revenues for the three months ended March 31, 2003. We have one OEM customer that accounted for 22% of our pro forma revenues for 2002 and 24% of our pro forma revenues for the three months ended March 31, 2003. In 2002, this OEM customer announced the selection of a different vendor for some of its next generation chip technology, which will begin to impact our revenues in the second quarter of 2003. While this customer continues to be a major revenue source for us, it is not under any obligation to continue to purchase products and services from us. If our sales to this customer or to our other significant customers decline, our business, financial condition and results of operations could suffer. In addition, contracts with governmental entities accounted for approximately 39% of our pro forma revenues for the three months ended March 31, 2003, and we expect this percentage to increase for the year ended December 31, 2003 as a whole. Any loss of governmental customers could have a material adverse effect on our business and prospects. In addition, we regularly license some of our products to customers who compete with us in other product categories. This potential conflict may deter existing and potential future customers from purchasing or licensing some of our products.

The success of our Internet security solutions depends upon the continued growth and our penetration of the VPN market.

        Our Internet security solutions utilize IPSec, an industry standard network security protocol, to support the deployment of VPNs. The prospects of our Internet security solutions are dependent, in part, upon the acceptance of IPSec and VPNs as an alternative to other secure network solutions, such as leased lines and private networks. In addition, the continued growth of IPSec and VPNs is dependent upon the increased use of the Internet by companies and government agencies as replacements for, or enhancements to, their private networks. In making an investment decision, you should consider the possibility that the use of IPSec to deploy VPNs may not continue to grow and that if that market fails to develop as we anticipate, our business, financial condition and results of operations could suffer.

Our future success will depend upon our ability to anticipate and keep pace with technological changes and introduce new products and services in a timely manner.

        The network security industry is characterized by rapid changes, including evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. We expect technological developments to continue at a rapid pace in our industry. Accordingly, we cannot assure you that technological developments will not cause our technology to be rendered obsolete or non-competitive.

        In May 2003, we introduced a number of new products for the VPN and WAN markets, and to date we have made only limited commercial shipments of these products. These products may require additional development work, enhancement and testing to achieve commercial success. If these or other new or recently introduced products have performance, reliability, quality or other shortcomings, such products could fail to achieve adequate market acceptance. The failure of our new or existing products to achieve or enjoy market acceptance, whether for these or other reasons, could cause us to experience reduced orders, which in each case could have a material adverse effect on our business, financial condition and results of operations.

        Our future products and services may not keep pace with technological changes implemented by competitors, developers of operating systems or networking systems, or persons seeking to breach network security. The introduction of new technologies could also require us to invest in research and development at much higher levels, with no assurance of developing competitive products. Technology changes, software bugs, performance problems or customer requirements may also cause the development cycle for our new products to be significantly longer than our historical product development cycle, resulting in higher development costs or a loss in market share. Our products and services may not satisfy the evolving preferences of our customers and prospective customers. Failure to develop and introduce new products and services and improve current products and services in a timely fashion could adversely affect us. Because of the complexity of our products and services and development difficulties or shortages of development personnel, we have from time to time experienced delays in introducing new and enhanced products and services. Accordingly, we cannot assure you that we will not experience longer delays or other difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products and services.

Our industry is highly competitive and becoming increasingly consolidated, which may result in our losing customers and declining revenue.

        Our industry is highly competitive and subject to rapid technological changes. Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. We currently compete with companies that have substantially greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. We expect to face increasing competitive pressures from competitors as network security becomes more prevalent. In addition, there are relatively low barriers to entry into the network security market and, therefore, new entrants may compete with us in the future. In addition, many of our current and potential OEM customers have substantial technological capabilities and financial resources and currently develop internally the application specific integrated circuit components and program the general purpose microprocessors utilized in their secured networks as an alternative to our products and services. These OEMs may be in a better position to develop security products and services in anticipation of developments in their own network security products. Competitive factors in our market include, among others, the following:

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  standards compliance;

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  product quality and reliability;

  •
  technical features;

  •
  network compatibility;

  •
  ease of use;

  •
  client service and support;

  •
  distribution; and

  •
  price.

        There has been in recent years substantial consolidation in our industry, and we expect that there will be significant additional consolidation in the near future. As a result of this increasing consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than us. We believe that this competition could have a significant negative effect on our marketing, distribution and reselling relationships, pricing of products and services and our product development budget and capabilities. Any of these negative effects could significantly impair our results of operations and financial condition. We cannot assure you that we can continue to compete successfully against new or existing competitors.

Prolonged economic weakness in the Internet infrastructure, network security and related markets may decrease our revenues and margins.

        The market for our products and services depends on economic conditions affecting the broader Internet infrastructure, network security and related markets. Prolonged weakness in these markets has caused in the past and may cause in the future enterprises and carriers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, our customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products and services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins. In addition, general economic uncertainty caused by potential hostilities involving the United States, terrorist activities and the general decline in capital spending in the information technology sector make it difficult to predict changes in the network security requirements of our customers and the markets we serve. We believe that, in light of these events, some businesses may curtail or eliminate capital spending on information technology. These factors may cause our revenues and operating margins to decline.

If our products and services do not interoperate with our end-users' networks, installations could be delayed or cancelled, which could significantly reduce our revenues.

        Our products are designed to interface with our end-users' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end-users' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products and services must interoperate with all of the products and services within these networks as well as with future products and services that might be added to these networks to meet our end-users' requirements. If we find errors in the existing software used in our end-users' networks, we may elect to modify our software to fix or overcome these errors so that our products will interoperate with their existing software and hardware. If our products do not interoperate with those within our end-users' networks, customer installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

A decrease of average selling prices for our products and services could adversely affect our business.

        The average selling prices for our products and services may decline due to product introductions by our competitors, price pressures from significant customers and other factors. The market for our embedded products is dominated by a few large OEM vendors, who have considerable pricing power over our company. In addition, with the general economic slowdown and decrease of information technology capital spending budgets, our customers often seek the lowest price for their security needs. To sell our products and services at higher prices, we must continue to develop and introduce new products and services that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new products, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.

We face risks associated with our international business activities.

        International sales accounted for approximately 10% and 25% of our pro forma revenues for the quarter ended March 31, 2003 and the year ended December 31, 2002, respectively. International sales are subject to risks related to imposition of governmental controls, export license requirements, restrictions on the export of critical technology, general economic conditions, fluctuations in currency values, translation of foreign currencies into U.S. dollars, foreign currency exchange controls, tariffs, quotas, trade barriers and other restrictions, compliance with applicable foreign laws and other economic and political uncertainties.

        Some of our network security products contain encryption algorithms that are subject to the export restrictions administered by the Bureau of Export Control, U.S. Department of Commerce. These restrictions permit the export of encryption products based on country, algorithm and class of end-user. They prohibit the export of encryption products to some countries and to business entities that are not included in a range of end-users. These restrictions may provide a competitive advantage to foreign competitors facing less stringent controls on their products and services. In addition, the list of countries, products and users for which export approval is required, and regulatory policies with respect thereto, could become more restrictive, and laws limiting the domestic use of encryption could be enacted. Our foreign distributors may also be required to secure licenses or formal permission before encryption products can be imported.

The long sales and implementation cycles for our products may cause revenues and operating results to vary significantly.

        An end-user's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of our products. Budget constraints and the need for multiple approvals within enterprises may also delay the purchase decision. Failure to obtain the required approval for a particular project or purchase decision may delay the purchase of our products. As a result, the sales cycle for our enterprise security systems is typically 270 days for a new customer and shorter for an existing customer. Our sales cycles for our embedded products is typically 120 to 180 days. These systems and products require us to maintain a sophisticated sales force, engage in extensive negotiations and provide high-level engineering support to complete sales. If these systems and products are not successful with enterprise and OEM customers, our operating results will be below our expectations and the expectations of investors and securities analysts, which could cause the price of our common stock to decline.

Our success depends on protecting our intellectual property.

        Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to protect our intellectual property. We own seven United States patents and have additional pending foreign and domestic patent applications. Our patents and patent applications protect various aspects of our network security technology and have expiration dates ranging from 2007 to 2018. Although we hold several patents and have several pending patent applications that cover aspects of our technology, these patents and patent applications do not protect some of our security products and services. In addition, patents may not issue under our current and future patent applications.

        Confidentiality, other non-disclosure agreements and other methods on which we rely to protect our trade secrets, proprietary information and rights may not be adequate to protect our technology. Litigation to defend and enforce our intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our intellectual property, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to deter misappropriation of our technology or prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. In addition, others may independently develop similar technologies or duplicate any technology developed by us. Our inability to protect our intellectual property would have a material adverse effect on our results of operations and financial condition.

        As the number of products and services in the network security industry increases and the functionality of these products further overlaps, we may become subject to claims of infringement or misappropriation of the intellectual property or proprietary rights of others. Third parties could assert infringement or misappropriation claims against us in the future with respect to current or future products. We may also be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of our rights may be ineffective in such countries, and technology developed in such countries may not be protected in jurisdictions where protection is ordinarily available. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our results of operations and financial condition. Adverse determinations in such claims or litigation could also have a material adverse effect on our results of operations and financial condition.

We may be subject to product liability or other claims that could adversely affect our reputation with existing and potential customers and expose us to significant liability.

        A malfunction or the inadequate design of our products or services could result in tort or warranty claims against us. Customers rely on our network security products and services to prevent unauthorized access to their networks and data transmissions. An actual or perceived breach of network or data security, regardless of whether such breach is attributable to our products or services, could adversely affect our reputation and results of operations. The complex nature of our products and services can make the detection of errors or failures difficult during the development process. If errors or failures are subsequently discovered, this may result in delays and lost revenues during the correction process. In addition, a malfunction or the inadequate design of our products could result in product liability claims.

        We attempt to reduce the risk of such losses through warranty disclaimers and liability limitation clauses. However, we may not have obtained adequate contractual protection in all instances or where otherwise required under agreements we have entered into with others.

        We currently maintain product liability insurance. However, our insurance coverage may not be adequate and any product liability claim for damages resulting from security breaches could be substantial. In the event of product liability litigation, insufficient insurance coverage could have a material adverse effect on our results of operations and financial condition. Further, some of our customers and future customers may require minimum product liability insurance coverage as a condition to purchasing our products. Failure to satisfy these insurance requirements could impede our ability to sell products and services to these customers, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that that insurance will be available to us at a reasonable cost or will be sufficient to cover all possible liabilities.

We rely on single or limited sources for the manufacture and supply of our products.

        We rely upon a single or a limited number of sources for the manufacture and supply of our products. Our silicon chips are primarily manufactured by Analog Devices and Samsung. We outsource the manufacturing of our other products primarily to a small privately-held manufacturer. Because we depend on third party manufacturers and suppliers, we do not directly control product delivery schedules or product quality. We place orders on a purchase order basis and do not have long-term volume purchase agreements with any of our manufacturers or suppliers. As a result, our manufacturers and suppliers may allocate production capacity to other products while reducing deliveries to our customers on short notice. In addition, we cannot assure you that we will be able to maintain satisfactory contractual relations with our manufacturers and suppliers. A significant delay in delivering products to our customers, whether from unforeseen events such as natural disasters or otherwise, could have a material adverse effect on our results of operations and financial condition. If we lose any of our manufacturers or suppliers, we expect that it would take from three to six months for a new manufacturer or supplier to begin full-scale production of one of our products. The delay and expense associated with qualifying a new manufacturer or supplier and commencing production could result in a material loss of revenue and reduced operating margins and harm our relationships with customers. While we have not experienced any significant supply problems or problems with the quality of the manufacturing process of our suppliers and there have been no materially late deliveries of components or parts, it is possible that in the future we may encounter problems in the manufacturing process or shortages in parts, components, or other elements vital to the manufacture, production and sale of our products.

A breach of network security could harm public perception of our products and services, which could cause us to lose revenue.

        If an actual or perceived breach of network security occurs in one of our end-users' network systems, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products and services could be harmed. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Failure to anticipate new techniques or otherwise prevent breaches of network security could cause us to lose current and potential customers and revenues.

Our performance could be adversely affected if we lose our key personnel.

        The network security industry is highly specialized and the competition for qualified employees is intense. We expect this to remain so for the foreseeable future. We believe our success depends upon a number of key technical and management employees, and upon our ability to retain and hire additional key personnel. Several members of our management team have joined us in the last 12 months. It may be difficult for us to integrate these new employees into our existing management team. Further additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and can result in further departures of our personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel could materially and adversely affect our results of operations and product development efforts. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers, sales, technical, marketing, and management personnel.

        In 2001, we entered into a five-year employment agreement with Anthony A. Caputo, our Chairman, Chief Executive Officer and President. However, we have not historically entered into employment agreements with our other employees. This may adversely impact our ability to attract and retain the necessary technical, management and other key personnel to successfully run our business.

Our stock price could be volatile.

        The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations, and the market prices of the securities of network security companies have been especially volatile. These fluctuations can result from announcements of new products by us or our competitors, quarterly variations in operating results, the gain or loss of significant customers, changes in analysts' estimates and market conditions for network security company and other technology stocks in general.

        We periodically review and consider possible acquisitions of companies that we believe will contribute to our long-term objectives. In addition, depending on market conditions, liquidity requirements and other factors, we consider, from time to time, accessing the capital markets. These events may also affect the market price of our common stock.

Future sales of shares of common stock could affect our stock price.

        Sales of a substantial number of shares of common stock in the public market after the offering, or the perception that these sales could occur, could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have outstanding                     shares of common stock assuming no exercise of the underwriters' over-allotment option and in addition, no exercise of outstanding options and warrants after June 23, 2003. All of our executive officers and directors have agreed that they will not, without the prior written consent of Credit Suisse First Boston LLC, sell or otherwise dispose of any shares of common stock, options, or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 90-day period following the date of this prospectus. In February 2003, we issued 353,858 shares of our common stock in connection with our acquisition of the assets of Raqia to shareholders of Raqia other than SafeNet. Of these shares, 176,929 shares are being offered by the selling stockholders in this offering. The remaining shares are restricted securities under Rule 144, and have the benefit of registration rights. The selling stockholder and certain of its stockholders have agreed that we may postpone the filing of a registration statement for these remaining shares for a period of 90 days after the completion of this offering.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

        Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of "blank check" preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow the Board the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

We have not paid dividends and do not intend to pay dividends in the future.

        We have never paid nor declared any cash or other dividends on our common stock since our inception and we do not presently anticipate that dividends will be paid on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, capital condition, financial condition and other factors deemed relevant by our board of directors.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking" statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and other factors include, among others, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" or elsewhere in this prospectus and the documents incorporated by reference in this prospectus. As a general matter, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of such terms or other comparable terminology.

        Forward-looking statements are only predictions and involve various risks and uncertainties including, among others:

  •
  our business;

  •
  fluctuations in our quarterly results;

  •
  risks associated with our acquisition strategy;

  •
  achieving the anticipated benefits of the Cylink acquisition;

  •
  our growth strategy and ability to accommodate growth;

  •
  the loss of significant customers;

  •
  our ability to anticipate and keep pace with technological changes;

  •
  our ability to compete in the network security industry;

  •
  conditions in the Internet infrastructure, network security and related markets;

  •
  decreased prices for our products and services;

  •
  risks associated with our international business activities;

  •
  our ability to protect our intellectual property and retain key personnel;

  •
  our reliance on single or limited sources of supply;

  •
  our response to general economic conditions; and

  •
  our future financial position and sources of revenue.

        Actual events or results may differ materially from those contemplated by this prospectus and the documents incorporated by reference in this prospectus. In evaluating these statements, you should specifically consider various factors, including those listed above or discussed under "Risk Factors" or elsewhere in this prospectus. Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. We are under no duty and undertake no obligation to update any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        The net proceeds to us from the sale of 2,323,071 shares of common stock being offered by us, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $             million. We intend to use these net proceeds for research and development, marketing, capital expenditures, possible acquisitions and other general corporate purposes. The exact amount of net proceeds to be used and when they will be applied to these purposes will depend on a number of factors, including market conditions, our funding requirements and the availability of alternative funding sources. Pending application of the net proceeds, we will invest them in short-term, investment grade, interest bearing securities.

        We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on The Nasdaq National Market under the symbol "SFNT." For the periods indicated, the high and low last reported sale price per share of our common stock were as follows:

	High	Low
2001
First quarter	$64.69	$10.75
Second quarter	17.55	7.10
Third quarter	10.10	5.81
Fourth quarter	19.71	5.81
2002
First quarter	$19.41	$9.70
Second quarter	16.50	10.37
Third quarter	21.65	13.32
Fourth quarter	29.10	13.05
2003
First quarter	$32.48	$15.60
Second quarter (through June 24, 2003)

        On June 24, 2003, the last reported per share sale price for our common stock was $        . As of that date, there were approximately        holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

DIVIDEND POLICY

        We currently intend to retain all future earnings to finance the expansion of our business. We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon our earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our actual capitalization as of March 31, 2003. It also sets forth our capitalization on an as adjusted basis for the sale of 2,323,071 shares of common stock by us at the public offering price of $            per share, less underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from the offering. See "Use of Proceeds."

	March 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$6,400	$

Held-to-maturity securities	$25,309	$

Total debt	$—	$

Stockholders' equity
Preferred stock, par value $0.01; 500,000 shares authorized; no shares issued and outstanding	$—		$—
Common Stock, par value $0.01; 50,000,000 shares authorized; 9,993,907 shares issued and outstanding actual; shares issued and outstanding, as adjusted	100
Additional paid-in capital	106,785
Accumulated deficit	(29,881)
Accumulated other comprehensive income	3,550

Total stockholders' equity	$80,554	$

Total capitalization	$80,554	$

        The table set forth above is based on shares of common stock outstanding as of March 31, 2003. This table excludes:

  •
  2,573,104 shares issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $14.69 per share and warrants to purchase 25,000 shares of common stock at a weighted-average exercise price of $7.68 per share; and

  •
  237,735 shares available for future grants or issuance under our stock option plans and our employee stock purchase plan.

SELECTED FINANCIAL DATA

        The following table presents our selected consolidated financial data and should be read in conjunction with our audited consolidated financial statements, Cylink's audited consolidated financial statements, our unaudited consolidated financial statements, and our unaudited pro forma combined condensed financial statements, and the accompanying notes, included or incorporated by reference in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The selected historical consolidated balance sheet data at December 31, 1999, 2000, 2001 and 2002 and the selected historical consolidated statement of operations data for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus or previously filed with the Securities and Exchange Commission. The selected historical consolidated balance sheet data at December 31, 1998 and the selected historical consolidated statement of operations data for the year then ended have been derived from our unaudited consolidated financial statements previously filed with the SEC. The historical consolidated balance sheet data at March 31, 2003 and the selected historical consolidated statement of operations data for the three-month periods ended March 31, 2002 and 2003 have been derived from our unaudited interim financial data included elsewhere in this prospectus and, in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of its financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

        The unaudited pro forma combined statements of operations for the year ended December 31, 2002 and the three-month period ended March 31, 2003 combine the historical consolidated statements of operations of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2002 and January 1, 2003, respectively. We have adjusted the historical consolidated financial information to give effect to pro forma transactions that are:

  •
  directly attributable to the acquisition,

  •
  factually supportable, and

  •
  expected to have a continuing impact on the combined results.

The unaudited pro forma combined condensed financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial condition or operating results of the combined company.

						Historical Unaudited Pro Forma Combined			Unaudited Pro Forma Combined
	Historical Year Ended December 31,						Historical Unaudited Three Months Ended March 31,
									Three Months Ended March 31, 2003 (2)
(in thousands, except per share amounts)						Year Ended December 31, 2002(2)
	1998	1999	2000	2001	2002 (1)		2002	2003 (3)
Revenues	$11,624	$10,565	$25,278	$16,462	$32,235	$59,759	$6,154	$14,014	$16,218
Cost of revenues	5,527	4,352	5,834	4,525	8,963	21,552	1,953	4,455 (5)	6,780

	6,097	6,213	19,444	11,937	23,272	38,207	4,201	9,559	9,438

Operating expenses:
Research and development expenses	3,446	4,580	6,342	6,118	8,504	19,015	2,059	3,606	4,535
Sales and marketing expenses	5,889	5,251	4,756	5,061	7,341	17,217	1,619	3,066	3,998
General and administrative expenses	2,292	2,227	2,681	2,203	4,108	11,984	813	1,697	3,768
Write-off in in-process research and development	—	—	—	—	3,375	3,375	3,375	7,900	4,583
Cost of integration of acquired companies	—	—	—	—	—	—	—	1,615	1,615
Amortization of intangibles	—	—	—	—	1,488	5,876	351	767	1,090
Restructuring charges	—	—	—	—	—	4,935	—	—	—
Other	772	(375)	(275)	—	—	—	—	—	—

Total operating expenses	12,399	11,683	13,504	13,382	24,816	62,402	8,217	18,651	19,589

Operating income (loss)	(6,302)	(5,470)	5,940	(1,445)	(1,544)	(24,195)	(4,016)	(9,092)	(10,151)
Investment income and other expenses, net	232	95	1,320	1,336	669	594	274	77	41

Income (loss) from continuing operations before income taxes	(6,070)	(5,375)	7,260	(109)	(875)	(23,601)	(3,742)	(9,015)	(10,110)
Income taxes (benefit)	—	—	—	—	(90)	(3,191)	—	641	(1,097)

Income (loss) from continuing operations (4)	$(6,070)	$(5,375)	$7,260	$(109)	$(785)	$(20,410)	$(3,742)	$(9,656)	$(9,013)

Income (loss) from continuing operation per common share:
Basic	$(1.12)	$(0.98)	$1.08	$(0.01)	$(0.10)	$(2.17)	$(0.49)	$(1.06)	$(0.93)

Diluted	$(1.12)	$(0.98)	$1.01	$(0.01)	$(0.10)	$(2.17)	$(0.49)	$(1.06)	$(0.93)

Shares used in computation
Basic	5,409	5,504	6,751	7,057	7,730	9,414	7,677	9,083	9,738

Diluted	5,409	5,504	7,195	7,057	7,730	9,414	7,677	9,083	9,738

	At December 31,
						At March 31, 2003
	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash and cash equivalents	$5,868	$19,161	$25,369	$14,819	$3,399	$6,400
Held-to-maturity investments	—	501	6,332	15,865	28,763	25,309
Working capital	11,081	23,035	33,695	32,385	31,987	25,877
Intangible assets	1,527	2,107	1,516	727	13,900	59,780
Total assets	18,940	31,896	43,106	39,877	55,319	115,967
Stockholders' equity	15,400	27,636	37,723	35,459	48,378	80,554

(1)
On January 2, 2002, we acquired Pijnenburg Securealink, Inc. (Securealink) in a business combination accounted for as a purchase. The operations of this business are included in the Embedded Security Division.

(2)
The unaudited pro forma combined statements of operations for the year ended December 31, 2002 combine the historical consolidated statements of operations data of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2002. The unaudited pro forma combined statements of operations data for the three months ended March 31, 2003 combine the historical consolidated statements of operations of SafeNet and Cylink as if the acquisition of Cylink had occurred on January 1, 2003.

(3)
On February 5, 2003, we acquired Cylink Corporation in a business combination accounted for as a purchase and accordingly our historical results reflect approximately two months of Cylink's results of operations. The operations of this business are included in the Enterprise Security Division.

(4)
On February 11, 2002, SafeNet management made the decision to discontinue operations at GretaCoder Data Systems (GDS). Accordingly, beginning January 1, 2002, results of this operation have been classified as discontinued, and prior periods have been restated. Therefore, the operations of this entity, and the related loss on the disposal are not presented in this table.

(5)
Includes $1,067 of acquired intangible assets resulting from the acquisition of Cylink in February 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and related notes and Cylink's financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" and "Forward-Looking Statements" in this prospectus. Amounts in this presentation have been rounded and, therefore, may not tie to our financial statements included and incorporated by reference in this prospectus.

Overview

        We develop, market, sell and support a portfolio of hardware and software network security products and services. Our products and services are used to create secure WANs and VPNs to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss.

        We have two reportable business units. Through our Enterprise Security Division, we sell high-performance security solutions to address the needs of our government, financial institution and other security-sensitive commercial customers. We also provide, through our Embedded Security Division, a broad range of network security products, including silicon chips, accelerator cards, licensed intellectual property and software products, to OEMs that embed them in their own network infrastructure and wireless products. These divisions are managed separately because they offer different products and employ different marketing strategies (see Note 13 to our 2002 audited consolidated financial statements).

        In February 2003, we acquired Cylink Corporation, which expanded our customer base and our product offerings to include security solutions for WANs. Operations of Cylink were integrated into the Enterprise Security Division. The total consideration we paid consisted of 1,684,000 shares of our common stock with an estimated value of $31.3 million. We also assumed options and warrants with an estimated value of $1.7 million and recorded approximately $2.2 million of acquisition costs. This acquisition will have a significant impact on our business operations going forward. As the transaction closed subsequent to December 31, 2002, the Cylink acquisition has not been considered in the discussion of our business as of and for the year ended December 31, 2002. We, however, have included a separate discussion of Cylink's revenues and gross margins for the year ended December 31, 2002 compared to the year ended December 31, 2001. See Cylink's historical consolidated financial statements included elsewhere in this prospectus.

        In February 2003, we also acquired the assets of Raqia Networks, Inc., a development stage company, consisting primarily of technology-related intangible assets. The total consideration we paid consisted of 389,640 shares of our common stock with an estimated value of $6.7 million plus $805,000 in cash. We had previously invested $1.0 million in Raqia.

        In January 2002, we acquired Pijnenburg Securealink, Inc. (Securealink), a Delaware corporation primarily engaged in the manufacture of security chips for e-commerce transactions through its European subsidiary. The total consideration we paid was $14.8 million consisting of 575,000 shares of our common stock with an estimated value of $10.6 million, $2.0 million in cash, contingent promissory notes with an aggregate principal amount of $2.0 million, the resolution and payment of which were satisfied in May 2002 in the aggregate amount of $1.6 million, and direct acquisition costs of $525,000. Securealink develops, markets and sells security chips and intellectual property, primarily in Europe and Asia. As a result of the acquisition, we broadened our market with the addition of new technologies and a larger presence in Europe. We integrated the operations of Securealink into our Embedded Security Division.

        In February 2002, our management decided to discontinue our Swiss subsidiary operations at GretaCoder Data Systems (GDS), which was formerly our European operations segment (see note 3 to our 2002 audited consolidated financial statements). The decision to discontinue GDS's operations was based on the amount of its operating and cash losses during 2000 and 2001, as well as a significant downturn in its future business prospects. We transferred certain employees from GDS's sales and marketing group to our sales group to create a European sales office focused on selling our enterprise products and services in Europe. The operating results of the discontinued businesses has been reported in the discontinued operations section of the consolidated statements of operations. The following comparisons of operating results focuses on our continuing operations.

        Our historical operating results have been dependent on a variety of factors including, but not limited to, the length of the sales cycle, the timing of orders from and shipments to clients, product development expenses and the timing of development and introduction of new products. Our expense levels are based, in part, on expectations of future revenues. The size and timing of our historical revenues have varied substantially from quarter to quarter and year to year. Accordingly, the results of a particular period, or period-to-period comparisons of recorded sales and profits may not be indicative of future operating results.

Results of Operations

        The following table sets forth certain of our consolidated statement of operations data as a percentage of revenues for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Revenues	100%	100%	100%	100%	100%
Cost of revenues	23	27	28	32	32

Gross profit	77	73	72	68	68

Operating expenses:
Research and development expenses	25	37	26	33	26
Sales and marketing expenses	19	31	23	26	22
General and administrative expenses	11	13	13	13	12
Write-off of acquired in-process research and development costs	—	—	10	55	56
Cost of integration of acquired companies	—	—	—	—	11
Amortization of acquired intangible assets	—	—	5	6	6
Other	(1)	—	—	—	—

Total operating expenses	54	81	77	133	133

Operating income (loss)	23	(8)	(5)	(65)	(65)
Investment income and other expenses, net	5	8	2	4	1

Income (loss) from continuing operations before income taxes	28	—	(3)	(61)	(64)
Income tax expense	—	—	(0)	—	(5)

Income (loss) from continuing operations	28%	—%	(3)%	(61)%	(69)%

        We derive revenue primarily from software and technology licenses, product sales, maintenance and other services. Our cost of revenues include the costs associated with production costs, quality control, amortization of certain intangible assets, and overhead allocation. Research and development expenses primarily consist of salaries and expenses for development and engineering, personnel, license fees and prototype costs. Sales and marketing expenses primarily consist of salaries, commissions and related expenses for personnel engaged in marketing sales and sales support functions and costs associated with other marketing activities. General and administrative expenses primarily consist of salaries and related expenses for executive, finance, accounting, legal and human resources personnel and professional fees and corporate expenses.

Three Months ended March 31, 2003 Compared to Three Months ended March 31, 2002

        Our revenues increased 128%, or approximately $7.9 million, to $14.0 million for the three months ended March 31, 2003, from $6.2 million for the three months ended March 31, 2002. The majority of the increase was attributable to the sales of Cylink products and services. The revenues related to Cylink products and services for the period of February 6 through March 31, 2003 were approximately $4.7 million. The revenues related to Cylink products and services for the period of January 1 through February 5, 2003, which are not included in our historical results, were approximately $2.2 million. The remaining increase from 2002 to 2003 was due primarily to revenue from the Embedded Security Division. Revenues of the Embedded Security Division averaged approximately $3.9 million per quarter (over the last four quarters), including the three months ended March 31, 2003, but that revenue was only $1.6 million for the three months ended March 31, 2002. The average of revenue by segment remained constant for the comparable periods with 59% of consolidated revenues coming from sales by the Enterprise Security Division and 41% coming from sales made by the Embedded Security Division. The revenue mix among Licenses and Royalties, Products, and Service and Maintenance changed from period to period with the mix for the three months ended March 31, 2003, being 17%, 72%, and 11%, respectively, compared to a revenue mix of 29%, 57%, and 14%, respectively, for the three months ended March 31, 2002. There was no revenue contribution affiliated with the acquisition of the Raqia assets in the three months ended March 31, 2003. One OEM customer and one enterprise customer accounted for 28% and 12%, respectively, of our consolidated revenues for the three months ended March 31, 2003.

        Gross margin remained constant at 68% for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. The Enterprise Security Division's gross margins decreased to 67% for the three months ended March 31, 2003 from 73% for the three months ended March 31, 2002. The decline in gross margin was the result of amortization of acquired intangible assets of $1.1 million included in cost of goods sold. The Embedded Security Division segment's gross margins were 71% for the three months ended March 31, 2003 and 62% for the three months ended March 31, 2002. The increase in the margins was due primarily to an increase in the sales of higher margin products.

        Research and development expenses increased 75%, or $1.5 million, to $3.6 million for the three months ended March 31, 2003, from $2.1 million for the three months ended March 31, 2002. The increase was attributable to increased headcount from the Cylink acquisition and an increase in research and development projects. We expect the increase in research and development projects will continue throughout 2003, as we announce several new product and technology offerings during 2003.

        Sales and marketing expenses increased 89%, or approximately $1.4 million, to $3.1 million for the three months ended March 31, 2003, from $1.6 million for the three months ended March 31, 2002, due primarily to an increase in personnel and two-months of additional salaries, telephone, travel and related expenses arising from the Cylink acquisition. This increase also reflects the costs associated with the multiple new product and technology offerings made and to be made by us in 2003.

        General and administrative expenses increased 109%, or $884,000, to $1.7 million for the three months ended March 31, 2003, from $813,000 for the three months ended March 31, 2002. The increase was primarily due to increased staffing for two-months from the Cylink acquisition as well as additional leases and other costs as result of the acquisition. We expect these costs to increase as a result of our compliance with the Sarbanes-Oxley Act of 2002.

        The write-off of acquired in-process research and development costs for the three months ended March 31, 2003 were directly attributable to the acquisitions of Cylink and the Raqia assets, in total amounting to $7.9 million. This write-off represents the estimated fair value of the in-process research and development projects that have not yet reached technological feasibility at the acquisition dates, and had no alternate future use. The values assigned to these acquired in-process technologies relate entirely to three distinct projects: a specific content inspection chip and compiler; a specific gateway design for security applications; and, a fully-integrated policy and security manager for multiple platforms and networks. The estimated fair value of these projects was determined by the use of a discounted cash flow model, using a discount rate that took into account the stage of completion, and the risks surrounding the successful development and commercialization of the technology and product. Subsequent to the acquisitions, we incurred approximately $483,000 in additional research and development charges to complete the development of these technologies. For the three months ended March 31, 2002, the write-off of in process research and development costs amounted to $3.4 million, all of which related to the acquisition of Securealink, which was for the in-process development of a new application specific integrated circuit that was completed and licensed to a customer in 2002.

        Costs of integration for the three months ended March 31, 2003 were $1.6 million and are costs specifically incurred as a result of integrating the people and products of Cylink and the Raqia assets, which should be substantially completed during the second quarter of 2003. There were no integration costs for the three months ended March 31, 2002. We may incur additional integration expenses in connection with these acquisitions.

        The amortization of the intangible assets for the three months ended March 31, 2003 relates to the acquisitions of Cylink and the Raqia assets, as well as Securealink. We acquired intangible assets, including developed technology, patents, customer relationships/contracts, backlog, and non-compete agreements. The amortization of developed technology and backlog is included in costs of revenues and the remainder is included in amortization of intangible assets. The Cylink intangible assets total $17.4 million and are being amortized over an average of 2.7 years. The Raqia intangible assets total $3.5 million and are being amortized over three years. The Securealink intangible assets total $14.9 million and are being amortized over estimated useful lives ranging from one to five years. For the three months ended March 31, 2002, the amortization of intangible assets relates only to the acquisition of Securealink.

        Investment income and expenses, net decreased 72%, or $197,000, to $77,000 for the three months ended March 31, 2003, from $274,000 for the three months ended March 31, 2002. The decrease resulted from a decline in interest rates and lower cash balances during the most recent period.

        We estimate that the effective income tax rate for the year ending December 31, 2003 will be approximately 7%. This overall rate reflects the recognition of a tax benefit related to the reduction in deferred tax liabilities established in purchase accounting for non-deductible intangible assets, offset by the usage of U.S. net operating loss carryforwards related to the exercise of non-qualified stock options and the disqualified disposition of incentive stock options for which the tax benefit is recorded a direct increase to stockholders' equity rather than as a reduction of income tax expense. During the three months ended March 31, 2002, we incurred operating losses for which we recorded a full valuation allowance, as we could not predict the ultimate realization of the related deferred tax asset. We believe that this offering may result in a change in control for purposes of Section 382 of the Internal Revenue Code, which would limit our ability to utilize a portion of these net operating loss carryforwards. While we do not believe this limitation would have a significant impact on our business, we are not able to quantify the amount of the limitation at this time.

        The three months ended March 31, 2002 included a loss from discontinued operations of $3.8 million, which was a result of our decision to discontinue operations at GDS in the first quarter of 2002. Because the discontinuation of GDS's operations was completed in May 2002, there was no loss or income from discontinued operations for the three months ended March 31, 2003.

        We had a net loss of $9.7 million for the three months ended March 31, 2003 compared to a net loss of $7.5 million for the same period in 2002. The loss per common share was $1.06 for the three months ended March 31, 2003 compared to a $0.98 loss per common share for the three months ended March 31, 2002. The net loss for the three months ended March 31, 2003 includes expenses related to our acquisitions consisting of integration costs of $1.6 million, write-off of acquired in-process research and development costs of $7.9 million and amortization of acquired intangible assets of $1.8 million (including $1.1 million classified as cost of revenues and $700,000 classified as amortization of acquired intangible assets), for a total of $11.3 million. The net loss for the three months ended March 31, 2002 included losses for discontinued operations and expenses related to our acquisitions consisting of write-off of acquired in-process research and development costs of $3.4 million and costs of integration of acquired companies of $300,000.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

  SafeNet

        Our revenues increased 96%, or approximately $15.8 million, to $32.2 million for the year ended December 31, 2002, from $16.5 million for the year ended December 31, 2001. As discussed below, revenues in 2001 were negatively affected by the impact of the economic slowdown, as well as the September 11, 2001 terrorist attacks, which caused customers to delay purchases of products and services from us. The Enterprise Security Division's revenues increased 27%, or $3.0 million, due, in part, to revenues earned under additional long-term contracts with U.S. government agencies. These contracts are the result of the government's approach to Internet and communications security in light of the Homeland Security initiative. The Embedded Security Division's revenues increased 234%, or $12.8 million, due in part, to the full year presence of the Securealink acquisition for 2002 as well as increased revenue from our largest commercial customer. One OEM customer accounted for 41% of our consolidated revenues for the year ended December 31, 2002.

        Gross margin remained constant, decreasing slightly to 72% for the year ended December 31, 2002, from 73% for the year ended December 31, 2001. Enterprise Security Division margins increased to 74% in 2002 from 71% in 2001, based on an increase in sales of higher margin products, such as license revenue. Gross margins in the Embedded Security Division decreased to 72% in 2002 from 77% in 2001, due to the change in product mix with the addition of Securealink delivering lower margin products.

        Research and development expenses increased 39%, or $2.4 million to $8.5 million for the year ended December 31, 2002, from $6.1 million for the year ended December 31, 2001. The increase was primarily related to the addition of the Securealink business. Research and development expenses for the Enterprise Security Division were focused on our HighAssurance product line, including gateways, software, and other appliances. Some of these products were made available in 2002, while other products came to market in 2003. Research and development expenses for the Embedded Security Division were focused on our next generation products, principally chips. These products are designed to be cost-effective, high throughput, low power-consuming chips in the tradition of our other silicon products.

        Sales and marketing expenses increased 45%, or $2.3 million, to $7.3 million for the year ended December 31, 2002, from $5.0 million for the year ended 2001. The additional expense reflects increased headcount, higher commissions from higher revenues, as well as additional promotional dollars spent on the branding of the Securealink products and name. As a percentage of revenues, the expenses were 23% and 31% in 2002 and 2001, respectively.

        General and administrative expenses increased 86%, or $1.9 million, to $4.1 million for the year ended December 31, 2002, from $2.2 million for the year ended December 31, 2001. The increase was due to the additional office space obtained with the Securealink acquisition, additional corporate employees, increased bonus expenses, and additional professional fees incurred related to new corporate governance requirements. As a percentage of revenues, the expenses were 13% in both 2002 and 2001. We expect these costs to increase as a result of our compliance with the Sarbanes-Oxley Act of 2002.

        The write-off of acquired in-process research and development assets, which totaled $3.4 million for the year ended December 31, 2002, relates to the January 2002 acquisition of Securealink. This write-off reflects the estimated fair value of the in-process research and development projects that had not yet reached technological feasibility at the acquisition date, and had no alternative future use. Accordingly, this amount was immediately expensed at the acquisition date. The value assigned to the acquired in-process technology relates entirely to the development of a new application specific integrated circuit. The estimated fair value of this project was determined by the use of a discounted cash flow model, using a discount rate that took into account the stage of completion and the risks surrounding the successful development and commercialization of the technology. Subsequent to the acquisition, we incurred approximately $750,000 in additional research and development charges to complete the development of the technology, which was licensed to a customer in 2002.

        Amortization of intangible assets, which totaled $1.5 million for the year ended December 31, 2002, also relates to the January 2002 acquisition of Securealink. Intangible assets are amortized over estimated useful lives ranging from one to five years.

        Investment income and other expenses decreased by $667,000, to $669,000 for the year ended December 31, 2002, from $1.3 million for the year ended December 31, 2001. Investment income and other expenses decreased primarily due to lower interest rates.

        For the year ended December 31, 2002, we incurred operating losses; however, we also experienced an income tax benefit related to the amortization of acquired intangible assets from the Securealink acquisition. For the year ended December 31, 2001, we incurred operating losses and, therefore, did not record income tax expense. Our income tax benefit related to these losses has been offset by a valuation allowance for the full amount of the net deferred tax assets because our ability to use our net operating loss carryforward is dependent upon generating future taxable income.

        We had a loss from continuing operations of $785,000 for the year ended December 31, 2002 compared to a loss from continuing operations of $109,000 for the year ended December 31, 2001. The loss from continuing operations per common share was $0.10 in 2002 compared to loss from continuing operations per common share of $0.01 in 2001. The net loss for the year ended December 31, 2002 included losses from discontinued operations of $4.0 million and expenses related to our acquisitions consisting of the write-off of acquired in-process research and development of $3.5 million. The net loss for the year ended December 31, 2001 includes losses from discontinued operations of $3.5 million, expenses of $200,000 for the write-off of certain chip development costs and $600,000 for the write-off of certain legacy inventory.

  Cylink

        Cylink's revenue decreased 43%, from $48.6 million for the year ended December 31, 2001, to $27.5 million for the year ended December 31, 2002. This decline includes loss on discontinued business and products of $8.4 million. We believe the remainder of the decline is due to lower information technology spending by Cylink's existing and prospective customers, loss of business to competitors and the general decrease in spending on WAN products, as well as the general weakening of the global economy. Cylink's revenue from sales outside of the United States comprised 37% and 29% of its total revenue for the years ended December 31, 2001 and 2002, respectively.

        Cylink's gross profit decreased from $28.3 million for the year ended December 31, 2001 to $15.9 million for the year ended December 31, 2002. This decrease primarily was a result of the overall decrease in revenue, including cost reductions for discontinued business and products of $5.3 million and cost reductions from loss of business to competitors for the same period. As a percentage of sales, gross profit was approximately 58% for each of the years ended December 31, 2001 and 2002. Cylink internally manufactured all of its products. Since the acquisition of Cylink, we have outsourced manufacturing of these products to a third party, which we believe will result in higher gross margins for these products.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

  SafeNet

        Revenues decreased 35%, or $8.8 million, to $16.5 million for the year ended December 31, 2001, from $25.3 million for the year ended December 31, 2000. The Embedded Security Division's revenues decreased 15%, or $941,000, due to the adverse impact of the economic slowdown on customers, causing them to delay purchases of software licenses and upgrades, and accelerator cards. The Enterprise Security Division's revenues decreased 42%, or $7.9 million, due to the impact of the economic slowdown, as well as the September 11, 2001 terrorist attacks, which caused customers to delay purchases of products and services from us, particularly software licenses from OEM customers.

        Gross margin decreased to 73% for the year ended December 31, 2001, from 77% for the year ended December 31, 2000. We recorded additional inventory reserves related primarily to legacy products with diminishing future demand. These additional reserves aggregated $173,000 in the second quarter of 2001 and negatively affected gross margins by 1%. For the year, the additional inventory reserves affected the Embedded Security Division and Enterprise Security Division segments by $58,000 and $115,000, respectively, affecting gross margins by 0% and 1%, respectively. The Enterprise Security Division's margins decreased to 71% from 80% based primarily on the change in product mix to include a smaller amount of higher margin software sales. Gross margins in the Embedded Security Division increased to 77% in 2001 from 68% in 2000, due to increased royalty revenues earned on chip sales and license fees associated with intellectual property sales.

        Research and development expenses decreased 4%, or $224,000, to $6.1 million for the year ended December 31, 2001, from $6.3 million for the year ended December 31, 2000. The decrease was primarily related to lower external development costs of chip fabrication.

        Sales and marketing expenses increased 6%, or $305,000, to $5.1 million for the year ended December 31, 2001, from $4.8 million for the year ended December 31, 2000. The additional expense reflects our management's focus on increasing sales and marketing resources in new markets. Additional expenses include the costs associated with new employees and expanded marketing programs such as our SafeNet Secure Tour and two trade shows. As a percentage of revenues, the expenses were 31% and 19% in 2001 and 2000, respectively.

        General and administrative expenses decreased 18%, or $478,000, to $2.2 million for the year ended December 31, 2001, from $2.7 million for the year ended December 31, 2000. The decrease was due to cost saving measures including staff reductions, reductions in performance-based compensation, travel expenses, and professional fees. As a percentage of revenues, the expenses were 13% and 11% of revenues in 2001 and 2000, respectively.

        Interest income and other expenses increased by $16,000, to $1.3 million for the year ended December 31, 2001, from $1.3 million for the year ended December 31, 2000. Interest income remained steady despite declining interest rates in 2001 due to larger average cash and short-term investment holdings throughout 2001 compared to 2000.

        For the year ended December 31, 2001, we incurred operating losses and therefore, did not record income tax expense. Our income tax benefit related to these losses has been offset by a valuation allowance for the full amount of the net deferred tax assets because our ability to use the remaining net operating loss carryforward is dependent upon generating future taxable income. For the year ended December 31, 2000, we did not recognize income tax expense due to the reversal of the valuation allowance on net operating loss carryforwards available to offset earnings.

        We had a loss from continuing operations of $109,000 for the year ended December 31, 2001 compared to income from continuing operations of $7.3 million for the year ended December 31, 2000. The loss from continuing operations per common share was $0.01 in 2001 compared to diluted income from continuing operation per common share of $1.01 in 2000. The net loss for the year ended December 31, 2001 includes losses from discontinued operations of $3.5 million, expenses of $200,000 for the write-off of certain chip development costs and $600,000 for the write-off of certain legacy inventory.

Liquidity and Capital Resources

        We believe that our current cash resources will be sufficient to meet our needs for the next twelve months, including all remaining integration costs related to the acquisitions of Cylink and the Raqia assets. At March 31, 2003, we had working capital of $25.9 million, including cash and cash equivalents and short-term investments of $31.7 million.

        For the three months ended March 31, 2003, cash and short-term investments declined by $453,000. Cash provided by operating activities was $549,000. The major uses of cash included $1.2 million for the purchase of the Raqia assets, $658,000 for purchases of property and equipment and $110,000 for software development expenditures. Major proceeds of cash included the net cash received from the Cylink acquisition of $310,000 and the exercise of stock options of $262,000.

        In 2002, cash and short-term investments increased $1.5 million. The increase was mainly attributable to cash provided by operating activities of $5.9 million. Cash used in investing activities during 2002 included investments in computer software development costs and equipment totaling $833,000 and cash paid for Securealink totaling $3.8 million, net of cash acquired. Cash provided by financing activities in 2002 included $2.2 million from the exercise of stock options.

        We have expended, and will continue to expend, portions of our operating cash for acquisition and integration costs related to acquisitions. In connection with the Cylink acquisition, we spent $487,000 for acquisition costs in 2002 and $255,000 for integration costs in 2002. The Cylink acquisition resulted in cash outflows of $3.4 million during the three months ended March 31, 2003 for direct costs of the acquisition as well as the payment of liabilities recognized as a result of the acquisition. In addition, we paid $2.5 million for integration costs during the same period, including certain liabilities previously accrued by Cylink. The acquisition of Raqia's assets required cash outflows of $1.2 million during the three months ended March 31, 2003. We estimate the remaining cash outflows for the integration of Cylink and the Raqia assets during 2003 to be $1.0 million and $11,000, respectively. We estimate the remaining cash outflows for acquisition costs for Cylink during 2003 to be $1.2 million. We do not expect any additional cash outflows for acquisition costs for Raqia.

        The following table sets forth, as of March 31, 2003, our commitments and contractual obligations for the years indicated. (amounts in thousands)

	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases (1)	$10,466	$1,922	$3,356	$4,300	$888
Purchase obligations (2)	1,777	—	1,777	—	—

	$12,243	$1,922	$5,133	$4,300	$888

(1)
The operating leases are for the multiple facilities that we lease for our operating, sales and headquarters employees and for Cylink's unused Santa Clara, California facility.

(2)
The purchase obligations are related to two OEM agreements that contain minimum product purchase obligations through December 31, 2004. The amounts contained in the above table represent the minimum required remaining payments under these agreements.

Inflation and Seasonality

        We do not believe that inflation will significantly impact our business. We do not believe our business is seasonal. However, because we generally recognize product revenues upon shipment and software revenues upon establishing fair value of undelivered elements, recognition may be irregular and uneven, thereby disparately impacting quarterly operating results and balance sheet comparisons.

Effect of Recent Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred rather than at the date of a commitment to an exit plan. Costs covered by Statement No. 146 include one-time termination benefits and certain contract termination costs, including operating lease termination costs that are associated with an exit or disposal activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. We currently do not have any variable interest entities and, therefore, will apply the provisions of Interpretation No. 46 prospectively.

        The EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this issue does not impact existing authoritative guidance, including SOP 97-2, Software Revenue Recognition. Issue No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. We do not believe that the impact of adoption will be material to reported operating results.

Critical Accounting Policies

        Our accounting policies are more fully described in Note 2 to our consolidated financial statements. As discussed in this note, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed each of these critical accounting policies with our audit committee.

Revenue Recognition

        We derive revenue from software and technology licenses, product sales, maintenance and other services. Software and technology licenses contain multiple elements, including the product license, maintenance and/or other services. The recognition of revenue under these arrangements requires management to make judgments about the likelihood of granting future concessions and the ultimate collectibility of fees. We allocate the total arrangement fee among each deliverable based on the fair value of each of the deliverables determined based on vendor-specific objective evidence.

        License revenue is comprised of perpetual and time-based license fees, which are derived from arrangements with end-users, OEMs and resellers. For each software license arrangement, we defer revenue recognition until: (1) persuasive evidence of an arrangement exists; (2) delivery of the software or technology has occurred and there are no remaining obligations or substantive customer acceptance provisions; (3) the fee is fixed or determinable; and (4) collection of the fee is probable. For both perpetual and time-based licenses, once all of these conditions are satisfied, we recognize license revenue based on the residual method after all elements other than maintenance have been delivered as prescribed by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Royalties are recognized as they are earned.

        Revenues that are earned under long-term contracts to develop high assurance encryption technology are recognized using contract accounting. Under contract accounting, revenue from these arrangements is recognized using the percentage-of-completion method. Progress to completion is measured using contract milestones. Accounting for these contracts requires the estimation of the cost, scope and duration of each milestone and each contract. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage its projects properly within the planned periods of time or satisfy its obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations.

        We also sell hardware and related encryption products. For each product sale, we defer revenue recognition until: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and there are no remaining obligations or substantive customer acceptance provisions; (3) the selling price to the customer is fixed or determinable; and (4) collectibility of the selling price is reasonably assured.

        Maintenance revenue is derived from support arrangements. Maintenance arrangements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. In accordance with SOP 97-2, Software Revenue Recognition, vendor specific objective evidence of fair value of maintenance is determined based on the price charged for the maintenance element when sold separately. The maintenance term is typically one year in duration and maintenance revenue is recognized ratably over the maintenance term. Unrecognized maintenance fees are included in deferred revenue.

        Other service revenue is comprised of revenue from consulting fees, training, engineering services and long-term arrangements for custom development of high assurance encryption devices. Except for services provided under long-term arrangements, service revenue is recognized when the services are provided to the customer. Our policy is to recognize software license revenue when these associated services are not essential to the functionality of the product. To date, these services have not been essential to the functionality of the product. Vendor specific objective evidence of fair value of these services is determined by reference to the price that a customer will be required to pay when the services are sold separately, which is based on the price history that we have developed for separate sales of these services.

Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We calculate our allowance based on a specific analysis of past due balances and also consider historical trends of write-offs. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

        We provide for estimated inventory obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. We utilize projected sales by product to determine the net realizable value of the inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory reserves are determined based on two factors: specific product identification (for high product levels and end of life products); and inventory movements (slower moving inventory will get a percentage of value reserve depending on various measurement factors). Inventory and its reserves are reviewed on a monthly basis and adjustments are made accordingly.

Software Development Costs

        Costs for the development of new software products and substantial enhancements to existing software products are expensed as research and development costs as incurred until technological feasibility has been established at which time any additional research and development costs are capitalized until the product is available for general release to our customers. We define the establishment of technological feasibility as the completion of the working model of the software product that has been tested to be consistent with the product design specifications and that is free of any uncertainties related to known high-risk development issues. Changes in technology and the marketing of our products can impact the realization of these assets.

        We calculate amortization of our capitalized software development costs based on the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product including the period being reported on. In addition, we assess the recoverability of software development costs by comparing the unamortized balance to the net realizable value of the asset and writes off the amount by which the unamortized capitalized costs exceed the net realizable value.

        These calculations require management to make assumptions about future demand for its products, future revenues to be generated from the sale of its products, as well as the estimated useful lives of developed technology. If actual market conditions or product demand is different from those assumptions, or if changes in technology limit the useful life of our core technology, additional amortization or write-downs may be required.

Goodwill and Other Intangible Assets

        We account for acquired businesses using the purchase method of accounting. A portion of the purchase prices for these businesses is allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the dates of acquisitions. Any excess purchase price is allocated to goodwill.

        The identified intangible assets include patents, developed technology, purchase orders, contract backlog, non-compete agreements, customer contracts and relationships, and acquired in-process research and development assets. Research and development assets are written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The fair values are determined by management, generally based upon information supplied by the management of the acquired entities and valuations prepared by independent valuation experts. The valuations have been based primarily upon future cash flow projections for the acquired assets, discounted to present value using a risk-adjusted discount rate. For certain classes of intangible assets, the valuations have been based upon estimated cost of replacement. The assigned useful lives, which range from one to five years, are based upon periods of estimated cash flows and other factors. If we had used different assumptions and estimates in the calculation of the fair value of identified intangible assets and the estimation of the related useful lives, the amounts allocated to these assets, as well as the related amortization expense, would have been significantly different than the amounts recorded.

        Effective January 1, 2002, we adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Under FASB Statement No. 142, goodwill is no longer amortized but is reviewed annually for impairment, or more frequently if impairment indicators exist. Impairment exists when the carrying amount of goodwill exceeds its implied fair value using impairment testing methodology in FASB Statement No. 142. Indicators of potential impairment include operating losses, loss of a significant customer and adverse industry developments. The first annual impairment test for goodwill, all of which was assigned to the Embedded Security Division, was performed on October 1, 2002. The impairment test was based upon a comparison of the estimated fair value of the Embedded Security Division to the sum of the carrying value of the assets and liabilities allocated to that division. The fair values used in this evaluation were estimated based upon discounted future cash flow projections for the division as well as comparable revenue and earnings multiples. In order to project future cash flows, management made a number of assumptions concerning such things as future sales volume levels, future price levels, and rates of increase in operating expenses. Because the estimated fair value of the division exceeded the carrying value of the recorded net assets, no impairment was identified or recorded. However, if we had used different assumptions and estimates in the calculation of the fair value of the division, an impairment of goodwill could have been identified.

Quantitative and Qualitative Disclosures About Market Risk

        Our major market risk is to fluctuations in foreign currency exchange rates, principally related to the Euro. As of March 31, 2003, our investment in our Dutch and United Kingdom subsidiaries was approximately $14.8 million and $50,000, respectively. A 10% change in the average Euro and British pound exchange rates for the three months ended March 31, 2003 would have changed our reported earnings for the period by approximately $77,000 and $40,000, respectively. A 10% change in the March 31, 2003 Euro and British pound exchange rates would have changed our reported currency translation adjustment for three months ended March 31, 2003 by approximately $643,000 and $363,000, respectively. A 10% change in the average interest rate for the three months ended March 31, 2003 would have changed our reported interest income by approximately $10,000.

        As of December 31, 2002, our investment in our Dutch subsidiary was approximately $14.8 million. A hypothetical 10% adverse change in the average Euro exchange rate would have decreased net operating income in 2002 by approximately $353,000. We view the investment in this subsidiary as long-term. The effect of a change in the Euro exchange rate on the net investment in the foreign subsidiary is reflected in other comprehensive income (loss). A 10% depreciation in the Euro relative to the U.S. dollar would result in a decrease in consolidated stockholders' equity at December 31, 2002 of approximately $363,000.

        At March 31, 2003 and December 31, 2002, we did not have any interest bearing debt obligations. In addition, we do not hold any derivative instruments and do not have any commodity risk.

BUSINESS

Overview

        We develop, market, sell and support a portfolio of hardware and software network security products and services that enable secure communications and data services. Our products and services are used to create secure WANs and VPNs to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. Our security solutions allow our customers to lower the cost of deploying and managing secure, reliable private networks and enable the use of the Internet for secure business communications and transactions with customers, suppliers and employees.

        Our products and services address a wide range of customer and market needs. Through our Enterprise Security Division, we sell high-performance security solutions to address the needs of our government, financial institution and other security-sensitive commercial customers. We also provide, through our Embedded Security Division, a broad range of security products, including silicon chips, accelerator cards, licensed intellectual property and software products, to OEMs that embed them into their own network and wireless products. We believe that our relationships with both enterprises and OEMs allow us to provide security products to a broad spectrum of end-users.

        Our products are based on industry standard encryption algorithms and communication protocols that allow for integration into large networks and interoperability with other network devices and applications. Our solutions incorporate our security technologies, including our silicon chips, appliances, client software and management software, to provide a vertically integrated solution that addresses the stringent security needs of our customers. Our products enable our customers to expand their existing WANs efficiently and to integrate these networks with lower-cost VPNs. Our security products are centrally managed with our management software, which enables policy management and the secure, scalable monitoring of network devices, applications, network traffic and security events. We are currently engaged in VPN product development for the National Security Agency, which is the U.S. government agency responsible for coordinating, directing and performing highly specialized activities to protect U.S. information systems.

        Founded in 1983, we are headquartered in Baltimore, Maryland. We have a long track record of technology and security innovation and dedication to continuous product improvement. In 1995, we developed our first Internet VPN solution for a major financial institution. Through business relationships with end-user customers, such as the U.S. Department of Defense, the Internal Revenue Service, the Immigration and Naturalization Service, and Citigroup and OEMs, such as Cisco Systems and Texas Instruments, we have considerable experience developing and deploying network security solutions. In February 2003, we acquired Cylink Corporation, which expanded our customer base and our product offerings to include security solutions for WANs, such as our ATM, Frame and Link encryptor products. We employ more than 200 people in 9 offices in five countries.

Industry Background

        Enterprises increasingly require secure and reliable networks to conduct electronic commerce, collaborate with customers and provide remote access for employees. The pervasive use of WANs and the Internet is substantially increasing the volume of electronic communications and transactions and the demand for network security products and services.

        Today, large networks contain numerous points of vulnerability, which can make passwords, network architecture and other critical information vulnerable to attack. Communications may pass through dozens of countries, over satellites, numerous operating systems in computers and routers, and through a variety of organizations or communications providers and their premises. Consequently, multiple parties have access, or can acquire access, to proprietary data within these networks. Because of this exposure, enterprises must have access to secure paths of communication.

        Secure electronic communications and transactions have traditionally required costly private networks and dedicated leased lines. Over time, enterprises have invested heavily in WANs (ATM, frame relay and link) to conduct secure communications and transactions, resulting in a significant installed base of these networks. However, there are several limitations that exist with traditional leased-line WANs. Their proprietary, fixed nature results in significant costs and reduced flexibility and scalability. The need for dedicated leased lines and excess capacity to meet peak load requirements results in networks that are significantly more expensive to maintain and administer. Additionally, providing network access is made difficult and expensive by the need to add another dedicated leased-line for each new location, partner and employee that needs to be connected to the network. In the future, we expect that most networks will utilize both WANs and the Internet, but will increasingly depend on the Internet as they expand to support a much larger number of users. As a result, these enterprises will require solutions that seamlessly manage both types of network technologies.

        The adoption of VPNs and, more recently, the Internet Protocol Security (IPSec), a widely used industry protocol to enable secure transmissions over the Internet, have enabled the secure transfer of information and data over the Internet. A VPN is a communications system using encryption technology that creates a private "tunnel" through the Internet and other communications systems, assuring authentication of users and privacy of information. Increased availability of VPN services has allowed a secure alternative to traditional WANs. VPNs allow organizations to use public networks for their communications backbone. Because the Internet is less expensive to use than private networks, enterprises can generally achieve substantial cost savings by using VPNs while taking advantage of the global availability and access to the Internet. VPNs have three key uses:

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  Remote access VPNs connect teleworkers and mobile workers to the corporate network;

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  Site-to-site VPNs connect the central office of an enterprise to its various branch and satellite offices; and

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  Extranet VPNs connect an enterprise and its suppliers and business partners, allowing them to exchange real-time information such as inventory levels or pricing.

        Some network security products emphasize one or more forms of security technology other than VPNs, such as firewalls, intrusion detection and anti-virus. Firewalls use filtering technology to control external access to an enterprise network. Intrusion detection, or intrusion prevention, is intended to alert network operators of attempts to penetrate customers' networks. Similarly, anti-virus products address the prevalence of virus attacks that proliferate through the Internet, and migrate into private networks through their users' computers. We believe that encryption and authentication should be the first line of defense in the network's security strategy, with firewalls, intrusion detection and anti-virus solutions providing additional defense for communications received from remaining, unsecured sources. We further believe that encryption, by protecting the privacy of the information, ensuring the integrity of the data and authenticating the source and destination of the communication, is the foundation technology upon which a secure network can be built.

        VPNs and WANs need to operate on a cost-efficient basis and at ever increasing speeds and must be capable of communicating with numerous networks on a secure basis using different types of technologies. To enable design of these networks, enterprises and OEMs need access to hardware, software and intellectual property security solutions. We believe many solutions that enable secure communication and data services over WANs and VPNs fail to address a number of key requirements, including the following:

        Lack of Performance.    Early software-based security products created significant performance bottlenecks in networks. Increasingly, security solutions need to operate at high rates of data transfer or throughput. Typically, security solutions that lack hardware acceleration result in network performance degradation.

        Difficulty of Installation and Network Integration.    Software-based products are complex, time-consuming and expensive to install and manage. Additionally, early hardware-based products were not designed for the processing intensive nature of network security. These shortcomings have resulted in a need for a hardware-based solution that is easy to deploy and manage.

        Inability to Address Different Types of Networks.    Many vendors focus on selling either WAN or Internet security products. Many companies and government agencies have a significant installed base of WANs and will continue to utilize these networks while at the same time investing in newer, more cost-effective Internet technologies.

        Lack of a Complete Solution.    Entities demand a comprehensive security solution to enable secure communications and data services from a single-vendor that can address multiple applications within a network. Network architectures that are based on a single vendor's security products are often less expensive, easier to install and manage and more secure.

The SafeNet Solution

        We develop, market, sell and support a portfolio of hardware and software network security products and services that provide secure communications and data services over WANs and the Internet. Our products and services address a wide range of customer and market needs. Through our Enterprise Security Division, we sell high-performance security solutions to address the high-level security needs of our government, financial institution and other security-sensitive commercial customers. By providing a solution that incorporates our security technologies, including our silicon chips, appliances, client software and management software, we are able to provide a vertically integrated solution that addresses the stringent security needs of these customers. We also provide, through our Embedded Security Division, a broad range of security solutions, including silicon chips, accelerator cards, licensed intellectual property and software products, to OEMs that embed them into their own network and wireless products.

        Our enterprise solutions have the following benefits:

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  Broad Product Line. We offer our WAN and VPN solutions as a system that integrates our hardware and software products, or separately as discrete hardware and software products. This enables us to address the needs of large enterprise customers who require complex and integrated systems, as well as customers who may require individual hardware or software components. Our products and services enable our customers to expand their existing WANs efficiently and to integrate these networks with lower cost Internet technologies.

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  High Level of Security. Our products and services have been designed to meet the high level security needs of our government, financial institution and other commercial customers. We currently are engaged in product development for the National Security Agency, which includes products that protect classified defense information. We have also sold our products and services to other key government agencies, including the Department of Defense, which has used them for battlefield command-and-control applications. In addition, we are developing chips to address classified government security needs and the security requirements of critical infrastructure, such as banks and utilities, as required by the Department of Homeland Security.

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  High Performance Systems. Our appliances are designed to maximize the performance of our solutions across WANs and the Internet. Using our VPN products, our customers are able to transmit secured data at up to 1 Gbps of bi-directional throughput. Our products can support up to 10,000 IPSec tunnels and a maximum of 100,000 simultaneous secure transactions with minimal degradation in network performance.

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  Ease of Deployment and Management. Our products require minimal configuration and can be deployed quickly and cost-effectively by end-user customers. Our WAN and VPN security products are centrally managed with our security management software, which enables policy management and cost-effective, secure, scalable monitoring of network devices and applications, network traffic and security events.

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  Standards-Based and Network Compatible. We offer products that are based on industry and government standards, including certain required standards, and accepted network communication protocols. These standards and protocols allow our products to interoperate with a large number of products from other vendors.

        Our embedded solutions, in addition to some of the benefits discussed above, have the following benefits:

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  Ease of Development. We offer a complete development environment in which OEMs can build a wide variety of encryption products. This allows OEMs to accelerate time to market, reduce development costs and provide system-level implementation of encryption technology.

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  Flexible Packaging. Our core technology is available for license to OEMs in various forms, such as embedded intellectual property blocks, silicon chips or accelerator cards. In particular, embedded intellectual property allows selected elements of our VPN technology to be adapted in single or multiple implementations. This feature allows OEMs to incorporate selective blocks in their silicon chips or processors, resulting in cost effective, high throughput, low power-consuming designs.

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  Price to Performance. Our products are designed for rapid and cost-effective implementation and to match the stringent cost requirements of our customers with their performance needs. As such, our development staff follows a design approach to reduce overall product costs.

Strategy

        Our objective is to be the leading provider of products and services that enable secure communications and data services over WANs and the Internet. To achieve this objective, we continue to pursue the following strategies:

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  Extend our Technology and Introduce New Products. We intend to leverage our technology and product strength and expertise to further expand our core product functionality, continue to develop complementary products, and expand our target market. We will continue to invest in research and development and expect to announce several new product and technology offerings during 2003. We have assembled a team of experienced developers and engineers with security expertise and encourage a corporate culture that fosters continuous product innovation.

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  Further Penetrate our Existing Enterprise Customer Base. We have an established customer base of government, financial institution and other commercial enterprises. The strategic importance of our products allows us to develop long-term relationships with the key technology and security decision-makers within our customer base. The breadth of our existing enterprise product line allows us to address a wide range of customer needs. We intend to generate incremental sales from our existing customer base through the introduction of new and enhanced products and services. We believe that the acquisition of Cylink provides us with an opportunity to sell new products and services into the larger combined customer base, including selling our VPN solutions to Cylink's customers.

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  Expand Strategic OEM Relationships and Other Distribution Channels. We intend to continue to focus on our OEM relationships and to expand distribution channels to develop new markets. We believe that these relationships allow us to provide our security solutions to the largest number of end-user customers. We sell a variety of security products to OEMs, including silicon chips, accelerator cards, licensed intellectual property and software products. We currently have OEM relationships with major companies, such as Cisco Systems, Texas Instruments, ARM, Advanced Micro Devices and Samsung. We offer comprehensive training and marketing programs to support our OEMs. We intend to further develop our relationships with system integrators for the government sector and value added resellers for international markets.

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  Target the Government and Financial Institution Markets. We continue to target government agencies and financial institutions. We believe these markets represent, over the long-term, a significant growth opportunity for sales of high-end network security products. Governmental agencies as well as financial institutions have increasingly focused on enhancing the security of their networks, especially after the September 11, 2001 terrorist attacks. We intend to expand our position in these markets and leverage this position to target new high growth market opportunities as they arise.

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  Target the Wireless Market: We have recently targeted the wireless communications market. We are currently in the process of developing additional security technology that will address the growing need for secure wireless communication. For example, Texas Instruments has licensed our encryption technology for use in their next generation of chips for wireless products.

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  Pursue Strategic Acquisitions on a Selective Basis. We explore acquisitions from time to time to acquire businesses, products or technologies that we believe will enhance and expand our current product offerings and our customer base.

Products, Services and Technology

        Our enterprise products and services are typically sold to government agencies, financial institutions and other commercial customers. Our embedded products are typically sold to OEM customers as components, such as silicon chips, accelerator cards, licensed intellectual property and software.

Enterprise Solutions

        SafeEnterprise™ Security System.    We recently introduced our SafeEnterprise Security System, which provides security solutions for government and financial institutions that require a high level of security to protect their networks from unauthorized access and to protect sensitive information as it travels over both WANs and the Internet. This solution, which includes both appliances and software that can be sold as an integrated turnkey solution or separately as discreet hardware and software products, consists of network gateways, backbone encryptors, remote access, client software and our management software. The SafeEnterprise system provides management functionality, including policy creation, policy enforcement, network monitoring, activity auditing and troubleshooting. SafeEnterprise provides a secure solution for both WANs (ATM, frame relay and link) and the Internet.

        Appliances.    The SafeEnterprise Security System includes HighAssurance™ Gateways that employ the U.S. government endorsed Triple Data Encryption Standard (3DES) and Data Encryption Standard (DES) algorithms and Advanced Encryption Standard (AES) algorithms. In addition, the SafeEnterprise Security System also includes ATM, Frame and Link Encryptors that employ 3DES and DES algorithms.

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  HighAssurance Gateways: Our HighAssurance Gateway line provides a portfolio of IPSec VPN gateways covering small, medium and large network requirements. The gateways are differentiated by the performance needs of the network and where they are placed in the network. Our gateways integrate advanced features, such as load balancing and fail-over, secure multi-casting, firewalls and routing, and are all IPSec standards-compliant. List prices for our HighAssurance Gateways typically range from $1,000 to $45,000. HighAssurance Gateways include:

Product	IPSec Throughput	IPSec Tunnels(1)
HighAssurance 500 Gateway	1.5 Mbps	500
HighAssurance 1000 Gateway	10 Mbps	1,000
HighAssurance 2000 Gateway	100 Mbps	10,000
HighAssurance 4000 Gateway	1 Gbps	1,024

(1)
A tunnel is an encrypted link between two devices.

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ATM Encryptor: The SafeEnterprise ATM Encryptor provides data privacy and access control for connections over public and private ATM networks and protects all workstations, servers and other end nodes connected to a local area network. List prices for this product typically range from $13,000 to $68,000. This product allows the flexibility to choose desired interface modules across a range of speeds up to OC-12.

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Frame Encryptor: SafeEnterprise Frame Encryptor provides security for frame relay networks at speeds up to 52 Mbps. List prices for this product typically range from $4,000 to $30,000. This product is used across a wide range of frame relay networks and applications.

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Link Encryptor: SafeEnterprise Link Encryptor secures sensitive data transmitted over high-speed, point-to-point, or dial-up communication links at speeds up to 52 Mbps. The Link Encryptor is designed for organizations that rely heavily on close-looped secure networks for the transport of highly sensitive data. List prices for this product typically range from $2,800 to $30,000.

        We recently have entered into an exclusive marketing and sales agreement with CTAM PTY Ltd., an Australian company, pursuant to which we have acquired exclusive worldwide marketing and production rights to CTAM's encryption appliances. These encryption appliances protect communications over ATM and Synchronous Optical Network (SONET)-based fiber optic lines at speeds up to OC-48. We expect to offer the SONET product line as part of our SafeEnterprise Security System later in 2003.

        Software.    The SafeEnterprise Security System includes the following software products:

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  Security Management Center: Our Security Management Center product provides security management for our VPN and WAN appliances and software clients, including authentication, definition and enforcement of security policy, configuration, monitoring, and audit capabilities. The Security Management Center allows customers to manage all aspects of their VPN and WAN networks and allows for easy migration from WAN to VPN technology. The Security Management Center is a Java-based management platform.

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  SoftRemote: SoftRemote allows for remote access to corporate networks. This product provides VPN access capabilities for desktops and portable computers for all versions of Microsoft® Windows®, including Windows XP®. The client software provides secure client-to-client or client-to-gateway communications over the Internet, dial-up connections and wireless local area networks. Key features include personal firewall capabilities and support for strong two-factor authentication through industry-standard smart cards. SoftRemote additionally includes policy protection and support for browser certificates. We also sell versions of our SoftRemote VPN client software to OEMs who are able to co-brand the client and offer it as part of their overall solution.

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  HighAssurance Remote: The HighAssurance Remote client is based on SoftRemote, which contains additional security features for the U.S. government and other agencies. The Department of Defense has purchased a one-year license for HighAssurance Remote for government-wide use. HighAssurance Remote is federal information processing standards (FIPS) certified.

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  SoftRemoteLT: SoftRemoteLT is a streamlined version of SoftRemote that offers all the features of SoftRemote except for personal firewall capabilities.

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  SoftRemotePDA: SoftRemotePDA is based on SoftRemote and designed specifically to extend VPN access to mobile devices, such as personal digital assistants, or PDAs. SoftRemotePDA is designed to combat the vulnerabilities in wireless communications by applying the IPSec technologies utilized by SoftRemote to handheld portable devices. It allows PDA users to securely communicate over wireless links to retrieve email, access corporate information from a network or browse the Internet. SoftRemotePDA is available for both Palm OS® and Pocket PC® handheld devices.

        Services.    The SafeEnterprise Security System includes the following services:

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  SafeNet Trusted Services: SafeNet Trusted Services provides a complete outsourced VPN solution. Our managed services allow organizations to implement our VPNs without the investment in equipment, facilities and security expertise. SafeNet Trusted Services provides system availability in excess of 99.9% and our primary network operations center, located in Baltimore, Maryland, has been approved by several U.S. government security organizations. Qualified security specialists perform around-the-clock functions necessary to maintain VPN security, including providing help desk services and other maintenance functions. SafeNet Trusted Services specialists work closely with the customer to define and implement its security policy.

Embedded Solutions

        Hardware Solutions.    We provide OEMs with the following portfolio of silicon chips and accelerator cards:

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  SafeXcel™: SafeXcel™ is our line of silicon chips that addresses the needs of OEMs for embedded, accelerated security. This product line includes high-performance integrated circuits and privacy products for both IPSec and Secured Socket Layer, or SSL, encryption. Our SafeXcel product line includes the following series:

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  SafeXcel Momentum Series. The SafeXcel Momentum Series of silicon chips is developed for the consumer and small office/home office, or SOHO, markets. These chips are designed for low cost applications, such as broadband access, SOHO routers, wireless access devices, VPN gateways, and firewalls. List prices for these silicon chips typically range from $13.95 to $25.95 per chip. The Momentum Series includes the following silicon chips with the indicated IPSec throughputs:

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  SafeXcel-1140, 50 Mbps;

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  SafeXcel-1141, 135 Mbps; and

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  SafeXcel-1741, 260 Mbps.

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  SafeXcel Velocity Series. The SafeXcel Velocity Series of silicon chips is designed for higher performing networking appliances, such as routers, firewalls, gateways, and remote access servers. List prices for these silicon chips typically range from $90.00 to $145.00 per chip. The Velocity Series includes the following silicon chips:

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  SafeXcel-2010, which supports 50 Mbps of IPSec throughput; and

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  SafeXcel-ISES, an SSL accelerator used in SSL appliances.

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    SafeXcel Transaction Series. The SafeXcel Transaction Series of silicon chips is designed for point-of-sale terminals, keyboards and smart cards, which may be used in e-commerce, financial and medical transactions. List prices for these silicon chips typically range from $10.00 to $19.00 per chip.

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    SafeXcel Content Inspection Series. This is our newest line of silicon chips, targeted at content inspection applications such as intrusion detection and prevention, application firewalls, and anti-virus. The first product in this series is the SafeXcel-4850 silicon chip, which we acquired from Raqia. Our Content Inspection Series enables deep packet inspection, allowing pattern matching at all layers of communication protocol stack, including the application layer, at wire speeds. List prices for these silicon chips typically range from $150 to $200 per chip.

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  SafeXcel™ Cards. SafeXcel™ Cards are accelerator PCI cards that provide cryptographic throughput and acceleration for operations such as encryption, hashing, public key computations, key negotiation, signatures, and random number generation. SafeXcel Cards include SafeXcel 140-PCI, SafeXcel 141-PCI, SafeXcel 171-PCI, and SafeXcel 241-PCI. Also available is a PCI card based on SafeXcel-4850. List prices for these accelerator cards typically range from $292 to $962.

        EmbeddedIP™.    EmbeddedIP™ is the delivery of our technology in a form that allows OEMs to embed security in their silicon chips, including products designed specifically for the wireless market. EmbeddedIP™ is available for license in intellectual property cores or blocks, whereby selected elements of the VPN encryption technology can be adapted in single or multiple implementations. This allows OEMs to incorporate selective blocks in their own silicon chips to allow for cost-effective, high throughput, low power-consuming designs. EmbeddedIP can be licensed in the following blocks:

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  Encryption Engines: DES/3DES, AES;

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  Hash Engines: SHA-1, MD5;

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  Packet Engines: IPSec, SSL;

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  Public Key Accelerators: RSA, DSA, and Diffie-Hellman; and

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  Entropy based True Random Number Generator (RNG).

        We also license our CGX (CryptoGraphic eXtensions) Library, a library of more than 60 cryptographic commands, which allows OEMs to deploy applications with reduced development time.

Technology

        Our portfolio of VPN security products is based on SecureIP Technology. SecureIP Technology is the intellectual property underlying the building blocks of security applications that enable entities to securely use the Internet and other shared networks. SecureIP Technology is implemented in our CGX Library, a library of more than 60 cryptographic commands, processes and interfaces that provides a flexible and secure application that is portable across many processors and operating systems. The CGX Library is embedded in our chips, accelerator cards, and software clients forming a seamless suite of readily embeddable products for our OEM customers. In addition, we apply our security technologies at each layer of the enterprise; not only the embedded technologies but also in the designs of the gateways and the systems resulting in integrated enterprise security systems with high level performance.

Customers and Customer Support

        The majority of our customers are U.S. government agencies, financial institutions and many of the leading OEMs.

        Our significant end-user customers include:

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  Government: U.S. Department of Defense including the National Security Agency, U.S. Customs Service, Internal Revenue Service, U.S. Department of State and Immigration and Naturalization Service.

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  Financial Institutions: Citigroup, UBS, J.P. Morgan Chase, MBNA and SWIFT.

        Our significant OEM customers include:

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  Network Infrastructure: Cisco Systems, Microsoft, WatchGuard, NetScreen and SonicWall;

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  Wireless/Semiconductor: Advanced Micro Devices, Texas Instruments, and ARM.

        We provide customer support through a staff of support engineers knowledgeable in both our network security systems and products, and complex computer networks. In addition to supporting customers, this group of engineers performs system level quality assurance testing of new products and product enhancements. We provide customer telephone support, including 24 hour a day "hot line" support. In addition, we offer on-site training, installation, and trouble-shooting services, generally on a fee basis.

        We provide limited warranties on our hardware products for one year upon delivery of the product. After warranty expiration, clients may purchase an extended warranty support contract. This contract extends warranty service for an additional one-year period, providing repair or replacement of defective products and telephone support. We also offer support on a time and materials basis.

Sales and Marketing

        We sell our products and services primarily through direct sales personnel dedicated to both enterprise and OEM markets and internationally primarily through value added resellers. The unique requirements of our customers require us to maintain specialized sales personnel. Our Enterprise Security Division sales group, which includes a federal sales group and a commercial sales group, specifically targets government organizations and worldwide financial entities and utilizes federal systems integrators to fulfill customer purchase orders as a contract vehicle for our federal customers. The Embedded Security Division sales organization is responsible for pursuing and managing sales to OEMs who embed our technology and products into their own network and wireless products. We have sales offices in the United States, the United Kingdom, Singapore, Switzerland and the Netherlands.

        Our marketing department is dedicated to marketing communications, developing sales tools and sales support programs, public relations, product launch support, events and partner programs. Our marketing efforts focus on building brand recognition and developing leads for our sales force.

        To achieve these objectives, our marketing program includes:

  •
  Direct marketing efforts through a Web marketing program and website, as well as email and direct-mail promotions;

  •
  Programs to ascertain the requirements of existing and prospective end-user and OEM customers;

  •
  Trade-shows and seminars to increase the visibility of our solutions and generate leads for our sales force, such as the RSA Security Conference in San Jose, CA and E-Gov in Washington, DC;

  •
  European brand awareness through exhibitions such as CEBIT in Hanover, Germany and new European sales offices;

  •
  Increased coverage of our technology and products in leading trade publications; and

  •
  Public relations efforts and joint marketing and co-branding arrangements with our partners.

Product Development

        We have assembled a team of engineers with experience in the fields of computing, network systems design, Internet routing protocols, security standards and software. Our engineering team has experience in developing and delivering hardware, software, encryption and authentication technology, accelerator cards and integrated custom silicon chips.

        We believe strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional product functionality and maintaining the competitiveness of our products. Our current initiatives include:

  •
  Developing wireless security products;

  •
  Expanding our products to address the firewall, intrusion detection and prevention and anti-virus markets through the release of a content inspection product; and

  •
  Further incorporating in our product lines high assurance security techniques derived from joint development initiatives with U.S. government agencies.

        We will continue to devote resources to the latest security technology and to meet the increasing demands of our customers and the market. Our internal research and development expenses were $19.0 million on a pro forma basis for the year ended December 31, 2002, $6.1 million on a historical basis for the year ended December 31, 2001 and $6.3 million on a historical basis for the year ended December 31, 2000.

Backlog

        Orders for our products are usually placed by customers on an as-needed basis and we typically ship products within five days to 10 weeks of receipt of a customer's firm purchase order. Our backlog consists of all orders received, where the anticipated shipping date is typically within six months. Because of the possibility of customer changes in delivery schedules or cancellations of orders, our backlog as of any particular date may not be indicative of sales in any future period. We seldom maintain long-term contracts with our customers that require them to purchase our products. Our backlog for continuing operations as of March 31, 2003 was approximately $7.7 million.

Contract Manufacturing

        We design and develop all key components of our appliances, software and silicon chips, which are fabricated by contract foundries. Our silicon chips are primarily manufactured by Analog Devices and Samsung. We outsource the manufacturing of our other products primarily to a small privately-held manufacturer. The outsourced operations include engineering prototypes, pre-production runs, full turnkey boxbuilds, and product drop shipments. We also design, specify and monitor all the testing required to meet our internal and external quality control guidelines. Outsourcing allows us to reduce fixed overhead and personnel costs and provides greater flexibility to match product and market demands. However, the unavailability of the contract manufacturers and foundries we utilize could substantially decrease our control of the cost, quality and timeliness of the manufacturing process. Cylink manufactured its products internally. Since completion of the acquisition, we have transferred manufacturing of these products to our contract manufacturers.

Competition

        The network security market is highly competitive and subject to rapid technological changes. We expect to face increasing competitive pressures from competitors as network security becomes more prevalent. We currently compete with companies that have substantially greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. There are also a number of other hardware and software data encryption methods and security technologies on the market that compete with our products.

        We believe that the principal competitive factors affecting the network security market include standards compliance, product quality and reliability, technical features, network compatibility, ease of use, client service and support, distribution and price. Although we believe our technology and products currently compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current and potential competitors.

        We face numerous competitors. Our key OEM competitive threat comes from potential customers electing to develop internal capabilities similar to those provided by our products rather than buying solutions from us or another outside vendor. The key enterprise competitive threat is that customers select vendors with greater financial, research and marketing resources.

        Competitors for our Enterprise Security Division include:

  •
  NetScreen, Checkpoint, Cisco Systems and Nortel Networks.

        Competitors for our Embedded Security Division include:

  •
  Broadcom, HiFn, Cavium and Certicom.

Patents and Intellectual Property

        Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to protect our intellectual property. We own seven United States patents and have additional pending foreign and domestic patent applications. These patents cover our SafeXcel chips, CGX Security Platform, SafeNet Dial and the AX400.

        We have acquired the rights to license a U.S. Patent for a self-authenticating fingerprint identification card for certain computer security and financial applications. Under the license agreement, we pay to the licensor a royalty on each sale or license of products that contain the patented technology.

        The source codes to our computer software programs, which are essential elements of our products, are protected by the laws of copyright and trade secrets. The protection of our intellectual property and information we develop will be limited to such protection as we may be able to secure pursuant to trade secret or copyright laws or under any confidentiality agreements into which we may enter. We own federally registered trademarks for the SafeNet name and for certain of our products. However, we cannot assure you as to the validity, enforceability or lack of infringement of these trademarks.

        At present, we have confidentiality agreements with our officers, directors, and employees. There can be no assurance that the scope of any such protection we are able to secure will be adequate to protect our intellectual property or that we will have the financial resources to engage in litigation against parties who may infringe such intellectual property. In addition, we cannot assure you that others will not develop similar technology independent of us.

        We believe that our products do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future.

Employees

        As of June 23, 2003, we had 219 employees, of whom 14 are engaged in production and quality control, 36 in administration and financial control, 116 in engineering, development, and client support, and 53 in sales and marketing. We employ 168 employees in the United States and 51 employees internationally.

Facilities

        We lease corporate and administrative facilities at 8029 Corporate Drive, Baltimore, Maryland. The building, constructed in 1988, has approximately 25,000 square feet and is also used for our executive headquarters, enterprise research and development and SafeNet Trusted Services facility. The lease, which expires in December 2003, provides for annual increases in rentals during each year of the lease and will require us to pay approximately $230,000 in 2003. We currently are in negotiations to move to a new 32,000 square foot corporate facility, which will include an initial annual lease commitment of $415,000.

        We assumed Cylink's lease of approximately 47,000 square feet in Santa Clara, California. The lease, which expires in August 2009, requires annual rental of $1.1 million. We do not plan on operating out of the Santa Clara facility after June 2003 and will make attempts to sublease the facility. The real estate market values in the Santa Clara market are extremely poor and we expect that it will take a long time to find a sublease tenant, if at all, and that we will only be able to receive a fraction of the current rent commitment in a sublease situation. We also lease the former Cylink ATM Center, comprising approximately 10,000 square feet in Raleigh, North Carolina, which expires in June 2003. We recently renewed this lease for an additional three-year term. Also, we lease facilities for sales offices in New Jersey, Virginia, the United Kingdom and Singapore. We believe our current facilities are well maintained and are adequate for the foreseeable future.

        We lease approximately 20,000 square feet related to abandoned administrative and production facilities in Regensdorf, Switzerland. The lease, which expires on December 31, 2003, calls for an annual rental of approximately $348,000.

        Our subsidiary, SafeNet BV, leases approximately 13,700 square feet for its operations in Vught, The Netherlands. The lease, which expires on March 31, 2007, requires annual rental of approximately $180,000.

        We also lease office space in Danvers, Massachusetts with annual rent of approximately $99,000.

Legal Proceedings

        In 1998, Cylink filed with the Securities and Exchange Commission, or SEC, amendments to periodic reports, reflecting restated financial results for the first and third quarters of 1998, and for the fourth quarter of 1997. Between November 6, 1998 and December 14, 1998, several securities class action complaints were filed against Cylink and certain of its current and former directors and officers in U.S. federal courts in California. These complaints alleged, among other things, that Cylink's previously issued financial statements were materially false and misleading and that the defendants knew or should have known that these financial statements caused Cylink's common stock price to rise artificially. The actions variously alleged violations of Section 10(b) of the Securities Exchange Act of 1934, as amended, and SEC Rule 10b-5 promulgated thereunder, and Section 20 of the Exchange Act. The securities class action lawsuits were ordered consolidated into a single action pending in the United States District Court for the Northern District of California, captioned In Re Cylink Securities

Litigation, No. C98-4292 (VRW). On October 16, 2002, Cylink entered into an agreement with all plaintiffs in the securities class action lawsuit to settle all claims in the class action for $6.2 million. The settlement amount will be paid entirely from insurance proceeds under insurance policies held by Cylink. The settlement agreement is subject to approval by the United States District Court for the Northern District of California. The court preliminarily approved the settlement agreement on November 12, 2002. A motion by the plaintiffs was filed on February 24, 2003 and was heard on March 6, 2003. The court requested additional information from Cylink's litigation expert relating to the relative size of the settlement in relation to other class action settlements. The information was provided to the court on March 20, 2003. We do not anticipate that this securities litigation will have any material effect on our business, results of operations, financial condition or prospects.

        On June 19, 2003, we received a letter from an investment bank purporting to invoice us for $700,000 for a fee that they allege to be due them in connection with our acquisition of Cylink. While we believe this claim is without merit and intend to dispute it vigorously, we do not believe an unfavorable outcome would have a material impact on our operating results, financial condition or liquidity. Any payment would be treated as an additional cost of the acquisition of Cylink and the purchase price would be adjusted accordingly.

        In addition, in the normal course of business, we, from time to time, receive inquiries or other communication with regard to possible infringement of third party intellectual property rights by our patents, or the features or content of certain of our products. We believe it is unlikely that the outcome of these infringement inquiries will have a material adverse effect on our financial position or results of operations, however if litigation results from any of these inquiries and the outcome is unfavorable to us, it could have a material adverse effect on our cash flows, results of operations and financial condition.

        There has been substantial litigation regarding patent and other intellectual property rights in the software and network security and related industries. Further commercialization of our products could provoke claims of infringement from third parties. In the future, litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of our efforts, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

        We are not aware of any other material litigation or proceeding, pending or threatened, to which we are or may become a party.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth, as of June 23, 2003, certain information concerning our directors and executive officers:

Name	Age	Office
Anthony A. Caputo	61	Chairman, Chief Executive Officer and President
Carole D. Argo	42	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Chris S. Fedde	52	Senior Vice President, Enterprise Security Division
David Potts	34	Senior Vice President, Embedded Security Division
Sean R. Price	39	Senior Vice President, Worldwide Sales
Thomas A. Brooks	66	Director
Andrew E. Clark	41	Director
Shelley A. Harrison	60	Director
Ira A. Hunt, Jr.	78	Director
Bruce R. Thaw	50	Director

        Anthony A. Caputo, our Chairman, Chief Executive Officer and President, has served as Chief Executive Officer and President and a director since 1986. Until 1986, Mr. Caputo was CEO of TACT Technology, a network security firm that he founded in 1982. Mr. Caputo has over 30 years experience in the computer industry, in marketing and management capacities. In June 1993, Mr. Caputo was named Maryland's High Tech Entrepreneur of the Year. He is currently a director of Oleran Network Solutions, Inc.

        Carole D. Argo joined our company in July 1999 as Senior Vice President and Chief Financial Officer. Ms. Argo was appointed Secretary and Treasurer in January 2000. Prior to joining us, Ms. Argo was Chief Financial Officer of Optelecom, Inc., a public company focusing on providing fiber optic equipment for video transmission, from August 1998 to July 1999. Previously, Ms. Argo was the Vice President of Finance and Operations for Byk Gardner, a color and appearance instrumentation company, for eight years. Ms. Argo has seven years of public accounting experience as an audit professional, most recently as an Audit Manager at Deloitte and Touche, LLP. She is a Certified Public Accountant and holds a Masters of Business Administration from Loyola College of Maryland and a Bachelor of Science in Accounting from the University of Arizona.

        Chris S. Fedde joined our company in February 2001 as Director of Corporate Product Management and Business Development Director for VPN Products. He was appointed Vice President and General Manager, Enterprise Security Division in January 2002 and Senior Vice President in January 2003. Prior to joining us, Mr. Fedde was Director of Secure Products at Harris Corporation from 1997 to February 2001, where he established and directed the security business unit. He was responsible for the general management of the custom ASIC security business and turnkey secure systems and managed the business development and engineering departments. Before his employment at Harris, Mr. Fedde was the Engineering Manager at Motorola, developing wireless two-way products for the global markets. Mr. Fedde holds several patents related to wireless technologies. Mr. Fedde received his Bachelor of Science in Engineering from the University of Iowa.

        David Potts joined our company in April 2003 as Senior Vice President and General Manager, Embedded Security Division. Prior to joining us, Mr. Potts was Worldwide Director of Applications at Texas Instruments, where he led the formation of the OMAP™ business unit. Prior to his position as Worldwide Director of Applications, Mr. Potts led the formation of design and product engineering teams in four different business startups at Texas Instruments over the last ten years. Mr. Potts received his Master of Business Administration from the University of Texas at Austin and his Bachelor of Science in Electrical Engineering from Kansas State University.

        Sean R. Price joined our company in April 1997 as Vice President, North American Sales and was appointed Senior Vice President, Worldwide Sales in January 2002. Prior to joining us, Mr. Price was Vice President of Sales for Nuera Communications Inc., a leader in voice over Internet and Frame Relay technology, where he managed direct sales to carriers and end-users as well as indirect sales through network oriented Value Added Resellers. In December 2001 Mr. Price settled an insider trading action with the SEC in which the SEC had alleged that Mr. Price had given his broker confidential information about us and that the broker sold 29,500 shares of our stock owned by the broker and the broker's family and avoided approximately $38,000 of losses. Mr. Price did not sell any of his stock of SafeNet at the time in question. Without admitting or denying the allegations in the complaint, Mr. Price consented to the entry of a final judgment permanently enjoining him from violating Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Mr. Price also agreed to pay a civil penalty of approximately $38,000. Our management concurs with Mr. Price's decision to settle the matter and has full confidence in Mr. Price.

        Thomas A. Brooks has served as a director since July 1998. Mr. Brooks held various executive positions with AT&T from 1991 through 1999. He retired from AT&T in 1999 and continues as a consultant to AT&T Government Markets. Mr. Brooks served 32 years as a U.S. Navy Intelligence officer, retiring from active military service as a Rear Admiral and Director of Naval Intelligence in 1991. In 1995, President Clinton appointed Mr. Brooks as one of three members of the Security Policy Advisory Board, where he served through the end of the Clinton Administration. From 1995 to 1997, Mr. Brooks was a member of the Defense Policy Board. He also served on advisory boards for the Defense Intelligence Agency and the Office of Naval Intelligence. From 1999 to 2000, he was a member of the Federal Government Joint Security Commission. Mr. Brooks is a graduate of Fordham University, with a Master's degree from Fairleigh Dickenson University. He has done post-Master's studies at George Washington University and the University of California and has published several articles on cryptography in various technical publications. He serves on the Board of Directors of the Navy Mutual Aid Association and several intelligence professional associations.

        Andrew E. Clark has served as a director since 2001. He is Chairman and President of Wheatfield Ventures, LLC, a private equity firm concentrating on early stage investing within the technology sector. Currently, Mr. Clark serves as Chairman of the Board of Oleran Net Solutions, Inc. and Proation Systems, Inc. and is on the Board of Directors of Sphere Corporation. Mr. Clark also sits on the Advisory Board of Spring Capital Partners, L.P., a small business investment company providing subordinated mezzanine debt financing in the Mid-Atlantic region. From October 1997 through December 2000, Mr. Clark held various executive positions with Verio, Inc., a provider of Internet services, including President of the eBusiness/Custom Web Development and East Regional business units. Mr. Clark began his career as a professional at KPMG Peat Marwick. He received his B.S. degree in Accounting from Washington and Lee University and is a Certified Public Accountant in the State of Maryland.

        Shelley A. Harrison has served as a director since 1999. He has been Chairman of SPACEHAB Inc. (NASDAQ: SPAB) since August 1993, and served as Chief Executive Officer from April 1996 to March 2003. Dr. Harrison co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies Inc. (NYSE: SBL) from 1973 to 1982. Dr. Harrison is a founder and Managing General

Partner of PolyVentures I & II, high-technology venture capital funds organized in 1987 and 1991, respectively. Dr. Harrison was a Member of Technical Staff at Bell Telephone Laboratories and a Professor of Electrical Sciences at the State University of New York at Stony Brook. Dr. Harrison holds a Ph.D. and Master of Science degree in Electrophysics from Polytechnic University and a Bachelor's Degree of Electrical Engineering from New York University. Dr. Harrison is also a member of the Board of NetManage, Inc., as well as several private technology companies.

        Ira A. Hunt, Jr. has served as a director since December 1990. Mr. Hunt is a graduate of the U.S. Military Academy, West Point, New York. He served 33 years in various command and staff positions in the U.S. Army, retiring from active military service as a Major General in 1978. Subsequently, Mr. Hunt was President of Pacific Architects and Engineers in Los Angeles, California and a Vice President of Frank E. Basil, Inc., a consulting engineering firm, in Washington, D.C. Mr. Hunt has a Master of Science degree in civil engineering from the Massachusetts Institute of Technology; a Master of Business Administration degree from the University of Detroit; a Doctor of the University degree from the University of Grenoble, France; and a Doctor of Business Administration degree from George Washington University.

        Bruce R. Thaw has served as a director since December 1990. From 1987 to March 31, 2000, Mr. Thaw served as general counsel to the Company. Mr. Thaw is currently President and Chief Executive Officer of Bulbtronics, Inc., a national distributor of specialty light sources and related products. Mr. Thaw was admitted to the bar of the State of New York in 1978 and the California State Bar in 1983. Mr. Thaw is also a director of Amtech Systems, Inc., a publicly-traded company engaged in the semiconductor industry, and Nastech Pharmaceutical Company, Inc., a publicly-traded company engaged in drug delivery technology.

Meetings of the Board of Directors and Committees

        Our Board of Directors has established an Audit Committee, which is composed of Andrew E. Clark, Thomas A. Brooks and Ira A. Hunt, Jr. The Board of Directors has determined that each member of the Audit Committee is an outside, non-employee director and is considered "independent," as such term is defined under the rules of the NASD. In addition, the Board of Directors has determined that Andrew E. Clark is an "audit committee financial expert," as such term is defined under the Securities Exchange Act of 1934, as amended, and the rules promulgated by the SEC thereunder. The purpose of the Audit Committee is to oversee the financial reporting process, the systems of internal accounting and financial controls, the performance of the Chief Financial Officer and the performance and independence of our independent auditors, and to review and approve the plans for and results of the annual audit engagement. The Audit Committee recommends to the Board the appointment of a firm to serve as independent auditors, subject to ratification by the shareholders at the annual meeting. The Audit Committee is governed by a written charter. The Committee held five meetings during 2002.

        Our Board of Directors has established a Compensation Committee, which is composed of Thomas A. Brooks and Ira A. Hunt, Jr. The Compensation Committee establishes our general compensation policies, establishes specific compensation for each of our executive officers and administers our stock plans. The Compensation Committee held eleven meetings in 2002.

        Our Board of Directors has established a Nomination Committee, which was composed of Shelley A. Harrison and Bruce Thaw through April 21, 2003. On April 21, 2003, Dr. Harrison resigned from the Nominating Committee, and the Board approved the appointment of Andrew E. Clark to the Committee. There was one meeting of the Committee during the year. The Nominating Committee identifies, considers and evaluates candidates for election to the Board of Directors. Nominations from stockholders properly submitted in writing to our corporate secretary will be submitted to the Nominating Committee for consideration.

        The Board of Directors held six meetings during 2002. Each of our directors attended at least 75% of the meetings of the Board and any committee on which he served during the year.

Compensation of Directors

        We pay a meeting fee of $2,500 to each non-employee director for each Board of Directors meeting attended, up to $10,000 annually. No fees are paid for telephonic Board meetings. Members of the Audit Committee receive an additional $1,000 per quarter and members of the Compensation Committee receive an additional $500 per quarter. We reimburse all directors for travel and other reasonable business expenses incurred in the performance of their services for us.

        After each Annual Meeting, each of our non-employee directors who attended at least 75% of the aggregate number of meetings of the Board during the previous calendar year and who stood for election at the preceding Annual Meeting is granted a stock option exercisable for 10,000 shares of common stock. The per share option price is the closing price on the grant date. The option has a ten-year term and is fully vested on the grant date.

        Newly appointed directors receive an initial stock option grant for 10,000 shares of common stock. The per share option price is the closing price on the grant date. These options have a ten-year term and are fully vested on the grant date.

Executive Compensation

        The following table sets forth certain information regarding compensation we paid during each of the last three fiscal years to (1) our Chief Executive Officer and (2) our other four most highly compensated executive officers whose aggregate cash compensation in 2002 exceeded $100,000 (the "Named Executive Officers"):

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Options (Shares)
Anthony A. Caputo, Chairman, Chief Executive Officer and President	2002 2001 2000	329,400 344,000 332,750	330,000 0 192,000	0 0 0	100,000 211,600 80,000
Carole D. Argo, Senior Vice President, Chief Financial Officer, Secretary and Treasurer	2002 2001 2000	153,000 166,000 161,000	175,000 0 75,000	0 0 0	0 62,000 33,000
Sean R. Price Senior Vice President, Worldwide Sales	2002 2001 2000	251,000 214,000 233,000	50,000 0 0	0 0 0	20,000 22,000 53,333
Chris Fedde Senior Vice President and General Manager, Enterprise Security Division (2)	2002 2001	130,000 110,000	100,000 0	0 0	15,000 25,000
Cees Jan Koomen Senior Vice President and General Manager, Embedded Security Division (3)	2002	221,000	0	0	100,000

(1)
Perquisites and other personal benefits to the Named Executive Officers were less than both $50,000 and 10% of the total annual salary and bonus reported for the Named Executive Officers, and therefore, information regarding perquisites and other personal benefits has not been included.

(2)
Mr. Fedde became an executive officer and employee of our company in February 2001.

(3)
Mr. Koomen was an executive officer and employee of our company from January 2002 to March 2003.

Option Grants in Fiscal Year 2002

        The following table sets forth certain information with respect to stock options granted during fiscal year 2002 to the Named Executive Officers under our employee stock option plans. We did not grant any stock appreciation rights in 2002.

        On June 18, 2003, our stockholders approved at our 2003 annual meeting of stockholders an amendment to our 2001 stock plan to increase the number of shares available for options under the plan from 1,600,000 to 2,100,000 shares.

	Individual Grants
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year (1)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
Name				Exercise or Base Price ($/Sh)	Expiration Date
						5% ($)	10% ($)
Anthony A. Caputo	100,000	(3)	19.6	13.75	10/08/03	68,750	137,500
Carole D. Argo	0		0.0	N/A	N/A	0	0
Sean R. Price	20,000	(4)	3.9	11.47	2/11/09	93,389	217,636
Chris Fedde	15,000	(4)	2.9	11.47	2/11/09	70,042	163,227
Cees Jan Koomen (5)	25,000 37,500 37,500	(3) (4) (4)	4.9 7.3 7.3	13.46 13.46 13.75	4/10/09 4/10/09 10/8/09	136,989 205,484 209,911	319,243 478,865 489,182

(1)
An aggregate of 510,450 options was granted to employees in 2002.

(2)
The potential realizable value has been calculated in conformity with SEC disclosure rules and is not intended to forecast possible future appreciation of our common stock. No gain to the options is possible without stock price appreciation, which will benefit all stockholders. If the stock price does not increase above the exercise price, compensation to the Named Executive Officer will be zero.

(3)
The option became immediately exercisable on the grant date.

(4)
The option becomes exercisable in cumulative annual installments of 25% of the shares on each of the first, second, third and fourth anniversaries of the grant date.

(5)
Mr. Koomen was an executive officer and employee from January 2002 to March 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The table below sets forth certain information with respect to options exercised by the Named Executive Officers during fiscal year 2002 and with respect to options held by the Named Executive Officers at the end of fiscal year 2002.

	Number of Securities Underlying Options Exercised (1)(2)		Number of Securities Underlying Unexercised Options at December 31, 2002 (3)		Value of Unexercised In-the-Money Options at December 31, 2002 ($) (3)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Anthony A. Caputo	0	0	266,182	125,418	3,597,063	1,972,917
Carole D. Argo	0	0	78,999	46,001	796,193	727,057
Sean R. Price	0	0	56,208	45,792	599,244	457,245
Chris Fedde	0	0	12,500	12,500	210,235	210,235
Cees Jan Koomen (4)	0	0	25,000	75,000	297,250	880,875

(1)
No stock appreciation rights were exercised by any of our directors, executive officers or employees in 2002, and there are no outstanding stock appreciation rights held by any director, executive officer or employee.

(2)
Mr. Caputo and Mr. Price exercised and sold 100,000 and 16,660 shares of common stock, respectively, underlying options in 2003.

(3)
The value of unexercised stock options at December 31, 2002 is based on the last reported sale price of $25.35 for our common stock, as reported by the Nasdaq National Market on that date.

(4)
Mr. Koomen was an executive officer and employee from January 2002 to March 2003.

Employment Contracts, Termination of Employment and Change in Control Arrangements

        In December 2001, we entered into a five-year employment agreement with Mr. Caputo which may be extended on a month to month basis if Mr. Caputo remains in full time employment beyond the end of the term without any written agreement between the parties. Under the agreement, Mr. Caputo is to receive an annual salary of $329,422 adjusted annually based on a review by the Compensation Committee and a cost of living increase of at least 10%. Mr. Caputo is also entitled to incentive compensation targeted at 50% of the applicable base salary if our business objectives as set forth in our annual business plan are achieved. Awards of stock options are to be granted annually to Mr. Caputo in order to provide him with total direct compensation that is competitive with CEO compensation levels at peer companies. During the term of Mr. Caputo's employment agreement, we agree to provide and fully fund a $2.0 million dollar variable life insurance policy (the "Insurance Policy"). Ownership of the policy shall transfer to Mr. Caputo at the termination of his employment with SafeNet.

        If Mr. Caputo's employment is terminated by him for good reason (defined under the agreement to include death, disability and base salary below $329,442) or by us without cause (as defined in the agreement), he is entitled to a severance payment in an amount equal to the sum of salary, target incentive compensation and vacation accrued through the termination date plus the lesser of (1) $600,000 and (2) the balance of his compensation under the contract to the end of the agreement computed using the latest applicable salary rate. In addition, we will accelerate the payment of all annual premiums required to fully fund Mr. Caputo's Insurance Policy and all stock options will become exercisable and will remain exercisable for a three-year period. If his employment with us is terminated (other than as a consequence of death or disability) either by him for good reason or by us without cause within one year following the occurrence of a change in control (as defined in the agreement), he is entitled to receive, in lieu of the severance payment otherwise payable, his annual salary multiplied by three, his then current target incentive compensation multiplied by three, the payment of all unpaid premiums which are required to fully fund his Insurance Policy, and all of his stock options under our stock plans shall be fully vested and exercisable. If Mr. Caputo voluntarily terminates his employment (other than for good reason), then Mr. Caputo shall be entitled to receive accrued vacation in accordance with our records and six month's severance pay.

        Mr. Price's employment offer letter provides for the payment of six months' salary if we terminate his employment without cause.

        Ms. Argo's employment offer letter provides for the payment of six months' salary if we terminate her employment for any reason. In addition, if there is a change of control of our company, any unexercised stock options are subject to accelerated vesting of 100% of unexercised shares, and she is entitled to payment of twelve months' salary and bonus.

        Mr. Fedde's employment offer letter provides for the payment of six months' salary if we terminate his employment without cause.

        In connection with the termination of Mr. Koomen's employment relationship with SafeNet, we will pay to Mr. Koomen a sum equal to six months' salary, plus relocation expenses of up to $50,000.

Compensation Committee Interlocks and Insider Participation

        During the fiscal year ended December 31, 2002, our Compensation Committee was comprised of Thomas A. Brooks and Ira A. Hunt, Jr. Neither member of the Compensation Committee has ever been an employee or officer of our company or any of our subsidiaries. None of our executive officers serves as a member of the compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

RELATED PARTY TRANSACTIONS

        Effective May 1, 2003, we entered into a two-year consulting agreement with Shelley A. Harrison, a member of our Board of Directors. Under this consulting agreement, Dr. Harrison will provide services relating to our Embedded Security Division as well as business combination strategy. These services will include assisting us in developing a strategic plan for growing our business and identifying potential acquisition and other growth opportunities. In consideration for these services, Dr. Harrison will be compensated at a rate of $135,000 per year, and will be granted options for 50,000 shares of common stock, at an exercise price equal to the price of our stock on the date of grant, which options will vest over the two-year period from the date of the agreement. In light of this consulting agreement, we do not consider Dr. Harrison to be an "independent" member of our Board of Directors.

        Ira A. Hunt, Jr., a member of our Board of Directors, owns in excess of 10% of the equity interest of, and is Chairman of the Board of Directors of, Biometrics Associates, Inc. We received payments of approximately $7,000 during 2002 as a supplier to Biometrics Associates, Inc. Our Board of Directors has determined that Mr. Hunt constitutes an "independent" member of the Board notwithstanding this relationship between our company and Biometrics Associates, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 23, 2003 by:

  •
  each of our directors and named executive officers;

  •
  our directors and executive officers as a group;

  •
  each person or group known by us to own beneficially more than 5% of our outstanding common stock; and

  •
  the selling stockholder.

        In February 2003, we acquired the assets of Raqia. The consideration paid for the Raqia assets consisted, in part, of 353,858 restricted shares of our common stock issued to shareholders of Raqia, other than SafeNet. Raqia, on behalf of its former stockholders, is selling 176,929 of these shares of our common stock in this offering. The former stockholders consist of former directors, officers and employees of, and investors in, Raqia. These former stockholders hold the remaining shares of our common stock acquired in connection with acquisition of the assets of Raqia, which are restricted securities for purposes of the Securities Act, and have certain rights to register their shares pursuant to a registration rights agreement. See "Description of Capital Stock." The following table sets forth the number of shares of common stock held by the selling stockholder as of June 25, 2003, after giving effect to the distribution of all escrowed shares as of June 27, 2003. The selling stockholder has not held any position or office or had any material relationship with us or our affiliates within the past three years.

        Beneficial ownership is determined in accordance with the rules of the SEC that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days after June 23, 2003 are considered to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of a person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Securities Beneficially Owned Prior to Offering(1)
		Securities Offered Hereby
			Securities Beneficially Owned After Offering(2)
	Common Stock	Common Stock
			Amount	Percent
Directors and Executive Officers:
Anthony A. Caputo (3)	883,699	—	883,699%
Bruce R. Thaw (3)	283,334	—	283,334%
Carole D. Argo (3)	83,899	—	83,899	*
Sean R. Price (3)	52,897	—	52,897	*
Cees Jan Koomen (4).	113,250	—	113,250	*
Shelley A. Harrison (3)	49,584	—	49,584	*
Ira A. Hunt, Jr. (3)	58,334	—	58,334	*
Thomas A. Brooks (3)	42,584	—	42,584	*
Andrew E. Clark (3)	23,250	—	23,250	*
Chris S. Fedde (3)	22,250	—	22,250	*
All current directors and executive officers as a group (10 persons) (3)	1,613,081	—	1,613,081%
Five Percent Holders:
Pilgrim Baxter & Associates, Ltd. (5)	604,600	—	604,600%
Tiger Technology Management, L.L.C.(6)	646,700	—	646,700%
Selling Stockholder:
Raqia Networks, Inc.	185,590	176,929	8,661	*

*
Less than 1%.

(1)
We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)
The shares outstanding after the offering include the 2,323,071 shares of common stock offered for sale by us and assumes no exercise of the underwriters' over-allotment option in full.

(3)
Includes shares issuable pursuant to outstanding stock options that may be exercised within 60 days from the date hereof as follows: 289,099 shares for Mr. Caputo; 63,334 shares for Mr. Thaw; 81,874 shares for Ms. Argo; 52,438 shares for Mr. Price; 49,584 shares for Dr. Harrison; 58,334 shares for Mr. Hunt; 39,834 shares for Mr. Brooks; 22,250 shares for Mr. Clark; 22,250 shares for Mr. Fedde and 678,997 shares for all officers and directors as a group.

(4)
Mr. Koomen was an executive officer and employee of the Company from January 2002 to March 2003.

(5)
Based on information contained in a Schedule 13G filed with the SEC on February 13, 2003 by Pilgrim Baxter & Associates, Ltd., a registered investment advisor. Pilgrim Baxter & Associates, Ltd. claims sole dispositive power of 606,400 shares of common stock and sole voting power of 492,400 shares of common stock.

(6)
Based on information contained in a Schedule 13G filed with the SEC on June 13, 2003 by Tiger Technology Management, L.L.C., Tiger Technology Performance, L.L.C., Tiger Technology, L.P. and Charles P. Coleman III. Tiger Technology Management, L.L.C. and Charles P. Coleman III claim shared voting power and shared dispositive power over 646,700 shares of common stock. Tiger Technology Performance, L.L.C. claims shared voting power and shared dispositive power over 537,987 shares of common stock. Tiger Technology, L.P. claims shared voting power and shared dispositive power over 526,604 shares of common stock. Tiger Technology Performance, L.L.C. serves as the general partner of and Tiger Technology Management, L.L.C. serves as the management company for Tiger Technology, L.P. Mr. Coleman is the managing member of both Tiger Technology Management, L.L.C. and Tiger Technology Performance, L.L.C.

DESCRIPTION OF CAPITAL STOCK

General

        Upon consummation of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws and by the provisions of applicable law.

Common Stock

        As of June 23, 2003, there were                  shares of common stock outstanding that were held of record by approximately        stockholders. There will be                  shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after June 23, 2003 of outstanding options) after giving effect to the sale of the shares of common stock being offered by us hereby.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no cumulative voting, preemptive or conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

        Our Board of Directors has the authority to issue up to 500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. It is not possible to state the actual effect of the issuance of any series of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control without further action by the stockholders.

At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

Restated Certificate of Incorporation and Bylaws

        Our restated certificate of incorporation, which provides for the issuance of preferred stock, may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In addition, our bylaws provide that our stockholders may call a special meeting of stockholders only upon a written request of stockholders owning at least 10% of our capital stock. These provisions of the restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce the vulnerability of our company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he, she or it owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  •
  on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors, because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Registration Rights

        In connection with our acquisition of the assets of Raqia, we entered into a registration rights agreement with Raqia, under which we granted Raqia and its stockholders one demand registration right and one piggy-back registration right with respect to the 353,858 shares of our common stock we issued to Raqia and shareholders of Raqia other than SafeNet. We have entered into an amendment to the registration rights agreement with Raqia and certain of its stockholders pursuant to which Raqia was granted the right to sell 176,929 shares of our common stock in this offering and Raqia and these stockholders agreed that the filing of a registration for the remaining shares Raqia received in the acquisition will be postponed to the date that is 90 days after the [ILLEGIBLE] we and the selling stockholder have agreed to indemnify each other, and our respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and Exchange Act, in connection with the offer and sale of these shares. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholder to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2003 we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Raymond James & Associates, Inc.
Pacific Growth Equities LLC
Janney Montgomery Scott LLC

Total	2,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase from us on a pro rata basis up to 375,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                per share. The underwriters and selling group members may allow a discount of $                per share on sales to other brokers/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholder	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our employee stock purchase plan.

        Our officers and directors and the selling stockholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus.

        We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on The Nasdaq National Market under the symbol "SFNT."

        Certain of the underwriters and their respective affiliates may from time to time perform various financial advisory and investment banking services for us, for which they will receive customary fees. Pacific Growth Equities, LLC acted as our financial advisor in connection with the acquisition of Cylink.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock being offered by us and the selling stockholders in this offering will be passed upon for us by our counsel, Venable, Baetjer and Howard, LLP of Baltimore, Maryland and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements and schedule included in Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is included and incorporated by reference in this prospectus. Our financial statements and schedule are included and incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The consolidated financial statements for Cylink Corporation as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 5, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and the acquisition of Cylink Corporation by SafeNet, Inc.), which is included and incorporated by reference herein, and have been included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that we have filed at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        We have filed a registration statement on Form S-3 with the SEC that covers the sale and resale, as applicable, of the shares offered by us and the selling stockholders hereby. This prospectus is a part of that registration statement, but does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the shares. Statements that we make in this prospectus relating to any document filed as an exhibit to or incorporated by reference into the registration statement may not be complete. You should review the referenced document itself for a complete understanding of its terms.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you in this prospectus by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the shares covered by this prospectus. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded or modified by information that is included directly in this document or in a more recent incorporated document. Any information so modified or superseded, shall not be considered, except as so modified or superseded, to constitute a part of this prospectus. For example, the section titled "Business" in this prospectus modifies and supersedes the information contained under "Business" from our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002. The documents that we have previously filed and that are incorporated by reference into this prospectus include the following:

  •
  Our annual report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on March 31, 2003 and as amended on April 29, 2003;

  •
  Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the SEC on May 15, 2003;

  •
  Our current reports on Form 8-K and Form 8-K/A filed with the SEC on January 28, 2003, as amended on June 13, 2003, February 11, 2003, as amended on April 21, 2003, and March 5, 2003, respectively; and

  •
  The description of our common stock included in our registration statement on Form 8-A filed with the SEC on September 16, 1992 and any amendment or report filed for the purpose of updating such description.

        We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing Regulation FD disclosure furnished under Item 9 or Results of Operations and Financial Condition disclosure furnished under Item 12 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        We will provide you with copies of any of the documents incorporated by reference in this prospectus at no charge to you, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

SafeNet, Inc.
8029 Corporate Drive
Baltimore, MD 21236
Attention: Corporate Secretary
(410) 931-7500

         You should only rely upon the information included in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus is accurate as of any date later than the date on the front of the prospectus.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands, except per share data)

	March 31, 2003	December 31, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,400	$3,399
Held-to-maturity securities	25,309	28,763
Accounts receivable, less allowance of $708 and $224, respectively	11,759	4,534
Inventories, less reserve of $1,012 and $958, respectively	1,569	1,008
Insurance proceeds receivable	6,404	—
Other current assets	1,302	1,002
Current assets of discontinued operations	—	93

Total current assets	52,743	38,799
Property and equipment, less accumulated depreciation of $5,105 and $4,734, respectively	2,538	1,246
Computer software development costs, less accumulated amortization of $1,632 and $1,513, respectively	471	479
Goodwill	39,599	12,826
Other intangible assets, less accumulated amortization of $3,503 and $1,640, respectively	19,710	595
Other assets	906	1,374

Total assets	$115,967	$55,319

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$4,391	$1,456
Accrued salaries and commissions	4,797	2,162
Accrued legal settlement	6,404	—
Other accrued expenses	3,960	1,424
Advance payments and deferred revenue	4,182	1,393
Current portion of deferred income taxes	2,855	—
Current liabilities of discontinued operations	277	377

Total current liabilities	26,866	6,812
Unfavorable lease liability	4,887	—
Deferred income taxes	3,660	129
Total liabilities	35,413	6,941
Commitments and contingencies	—	—
Stockholders' equity:
Preferred stock, $.01 par value per share. Authorized 500 shares, no shares issued and outstanding	—	—
Common stock, $.01 par value per share. Authorized 50,000 shares, issued and outstanding shares of 9,990 in 2003 and 7,894 in 2002	100	79
Additional paid-in capital	106,785	65,665
Accumulated deficit	(29,881)	(20,225)
Accumulated other comprehensive income	3,550	2,859

Total stockholders' equity	80,554	48,378

Total liabilities and stockholders' equity	$115,967	$55,319

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(Unaudited—In thousands, except per share amounts)

	Three Months Ended
	March 31, 2003	March 31, 2002
Revenues
Licenses and royalties	$2,403	$1,776
Products	10,026	3,521
Service and maintenance	1,585	857

Total revenues	14,014	6,154
Cost of revenues
Licenses and royalties	181	147
Products	3,954	1,708
Service and maintenance	320	98

Total cost of revenues	4,455	1,953

Gross profit	9,559	4,201

Operating expenses:
Research and development expenses	3,606	2,059
Sales and marketing expenses	3,066	1,619
General and administrative expenses	1,697	813
Write-off of acquired in-process research and development costs	7,900	3,375
Costs of integration of acquired companies	1,615	—
Amortization of acquired intangible assets	767	351

Total operating expenses	18,651	8,217

Operating loss	(9,092)	(4,016)
Interest and other income, net	77	274

Loss from continuing operations before income taxes	(9,015)	(3,742)
Income tax expense	641	—

Loss from continuing operations	(9,656)	(3,742)
Loss from operations of discontinued GDS business (including loss on disposal of $0 and $3,506)	—	(3,784)

Net loss	$(9,656)	$(7,526)

Loss per common share — basic and diluted:
Loss from continuing operations	$(1.06)	$(0.49)
Loss from discontinued operations (GDS)	—	(0.49)

Net loss per share	$(1.06)	$(0.98)

Shares used in computation:
Basic and diluted	9,083	7,677

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss
(Unaudited—in thousands)

	Three Months Ended March 31,
	2003	2002
Net loss	$(9,656)	$(7,526)
Other comprehensive income (loss)	—
Unrealized loss from available-for-sale securities	—	(112)
Foreign currency translation adjustment	691	(83)
Reclassification adjustment — realization of foreign currency translation adjustment upon disposal of GDS business	—	1,526

Comprehensive loss	$(8,965)	$(6,195)

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(Unaudited—in thousands)

	Common stock				Accumulated other comprehensive income
			Additional paid-in capital	Accumulated deficit		Net stockholders' equity
	Shares	Amount
Balance at January 1, 2003	7,894	$79	$65,665	$(20,225)	$2,859	$48,378
Issuance of stock in connection with the acquisition of Cylink Corporation	1,684	16	31,083	—	—	31,099
Issuance of SafeNet stock options in connection with the options assumed upon acquisition of Cylink Corporation	—	—	1,399	—	—	1,399
Issuance of SafeNet warrants in connection with the warrants assumed upon acquisition of Cylink Corporation	—	—	292	—	—	292
Issuance of stock in connection with the acquisition of Raqia Networks	390	3	6,711	—	—	6,714
Income tax benefit related to stock option exercises	—	—	1,375	—	—	1,375
Stock options exercised and other	30	2	260	—	—	262
Net loss for the three months ended March 31, 2003	—	—	—	(9,656)	—	(9,656)
Foreign currency translation adjustment	—	—	—		691	691

Balance at March 31, 2003	9,998	$100	$106,785	$(29,881)	$3,550	$80,554

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Unaudited—in thousands)

	Three Months Ended March 31
	2003	2002
Cash flows from operating activities:
Net loss	$(9,656)	$(7,526)
Adjustments to reconcile net loss to net cash provided by operating activities:
Write-off of acquired in-process research and development	7,900	3,375
Loss on disposal of discontinued GDS business, less cash portion	—	3,506
Depreciation	509	468
Amortization of computer software development costs	119	169
Amortization of intangible assets	1,923	351
Income tax benefit from stock option exercises	1,375	—
Deferred taxes	(588)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,892)	1,292
Inventories, net	1,297	(161)
Accounts payable	3,053	(1,481)
Accrued salaries and commissions	(3,059)	131
Other accrued expenses	(1,361)	1,167
Advance payments and deferred revenue	188	(966)
Other	741	(252)

Net cash provided by operating activities	549	73

Cash flows from investing activities:
Maturities of short-term investments	7,961	12,756
Purchases of short-term investments	(4,511)	(12,100)
Purchases of property and equipment	(658)	(518)
Expenditures for computer software development	(110)	407
Cash paid for Securealink, net of cash acquired	—	(2,151)
Cash received upon acquisition of Cylink, net of cash paid	310	—
Cash paid for Raqia, net of cash acquired	(1,240)	—
Other	629	—

Net cash provided by (used in) investing activities	2,381	(1,606)

Cash flows from financing activities:
Proceeds from stock options exercised	262	24
Repayment of Securealink line of credit	—	(1,484)

Net cash provided by (used in) financing activities	262	(1,460)

Effect of exchange rate changes on cash	(191)	151

Net increase (decrease) in cash and cash equivalents	3,001	(2,842)

Cash and cash equivalents at beginning of period	3,399	14,994

Cash and cash equivalents at end of period	$6,400	12,152

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amounts in thousands (except per share data)

(1)    Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules or regulations. The interim financial statements are unaudited, but reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to present a fair statement of results for the interim periods presented. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002. The results of operations for the interim period are not necessarily indicative of results to be expected in future periods.

(2)    Significant Accounting Policies and Recent Accounting Pronouncements

Warranty Accrual

        The Company offers a one-year warranty for substantially all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The balance in the Company's warranty accrual totaled $279 and $50 at March 31, 2003 and December 31, 2002, respectively.

Stock Options and Stock Granted to Employees

        On December 31, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure ("Statement 148") which requires the disclosure in the summary of significant accounting policies of the effects of an entity's policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

        The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise or acquisition price of the stock or stock-based award. Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123") encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted.

        At March 31, 2003, the Company has five stock-based employee compensation plans. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation.

	Three Months Ended March 31
	2003	2002
Net loss, as reported	$(9,656)	$(7,526)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(1,342)	(994)

Pro forma net income	$(10,998)	$(8,520)

Earnings per share:
Basic and diluted—as reported	$(1.06)	$(0.98)
Basic and diluted—pro forma	$(1.22)	$(1.11)

        The fair value of the stock-based awards was estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The following assumptions were made in computing the fair value of stock-based awards:

	Three Months Ended March 31
	2002	2003
Risk-free interest rate	3.88%	3.50%
Dividend yield	0%	0%
Option life	3-5 years	0-5 years
Stock price volatility	119% to 125%	96% to 108%
Weighted average fair value of granted options	$9.33	$16.47

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Reclassifications

        Where appropriate, certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Recent Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred rather than at the date of a commitment to an exit plan. Costs covered by Statement No. 146 include one-time termination benefits and certain contract termination costs, including operating lease termination costs that are associated with an exit or disposal activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The Company currently does not have any variable interest entities and, therefore, will apply the provisions of Interpretation No. 46 prospectively.

        The EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this issue does not impact existing authoritative guidance, including SOP 97-2, Software Revenue Recognition. Issue No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not believe that the impact of adoption will be material to reported operating results.

(3)    Acquisition of Cylink Corporation

        On February 5, 2003, SafeNet acquired 100% of the outstanding common shares of Cylink Corporation ("Cylink") in accordance with an Agreement and Plan of Reorganization dated as of October 30, 2002. The results of operations of Cylink are included in the Company's consolidated results of operations beginning on February 6, 2003. Cylink develops, manufactures, markets and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. Cylink's solutions enable its customers to merge their operations and transactions onto existing networks, maximize network use, reduce the costs of operations and expand their businesses. As a result of the acquisition, the Company believes that it will be able to grow its base of government and commercial customers, enhance its product line, expand its international sales and provide broader technology and expertise to its customers. It also expects to reduce costs through economies of scale.

        The aggregate purchase price was $35,102 consisting primarily of 1,684 shares of common stock valued at $31,256, 194 options and warrants assumed with an aggregate value of $1,691, and estimated direct costs of the acquisition of $2,156. The value of the common shares issued was determined based on the average market price of the Company's common shares over the period including three days before and after the terms of the acquisition were agreed to and announced.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of completing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

Cash and cash equivalents	$2,922
Accounts receivable	4,928
Inventories	1,376
Insurance proceeds receivable	6,407
Other current assets	545
Property and equipment	786
Goodwill	26,221
Acquired in-process research and development assets	3,317
Intangible assets subject to amortization (2.7 year weighted average useful life)	17,432
Other assets	726

Total assets acquired	64,660

Accounts payable	1,073
Accrued salaries and commissions	2,654
Accrued legal settlement	6,200
Other accrued expenses	5,505
Advance payments and deferred revenue	2,266
Deferred income taxes (including current portion of $2,579)	6,973
Unfavorable lease liability	4,887

Total liabilities assumed	29,558

Net assets acquired	$35,102

        On the date of acquisition, $3,317 was written off as acquired in-process research and development costs, in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

        In connection with the acquisition, the Company recorded a liability to reflect the terms of certain operating office leases that are unfavorable relative to current market prices as determined by an independent real estate valuation specialist. The liability was calculated based on the difference between the contractual lease payments and the current market prices over the remaining lease terms and discounted using a risk-free interest rate adjusted for SafeNet's credit standing. At March 31, 2003, the liability consists of a current liability of $632 and a non-current liability of $4,887.

        The $26,221 of goodwill was assigned to the Enterprise Security segment. Of that total amount, none is expected to be deductible for tax purposes.

        The following unaudited consolidated pro forma results of operations of the Company for the three-month periods ended March 31, 2003 and 2002, respectively, give effect to the February 5, 2003 acquisition as though it had occurred on January 1, 2002 (in thousands, except per share amounts):

	Three Months Ended
	March 31, 2003	March 31, 2002
Revenues	$16,218	$13,253
Loss from continuing operations	(9,013)	(9,488)
Net loss	(9,013)	(13,272)
Loss per common share — basic and diluted:
Loss from continuing operations	$(0.93)	$(1.01)
Loss from discontinued operations (GDS)	—	(0.40)
Net loss per common share	$(0.93)	$(1.41)

        The pro forma results include the estimated amortization of intangibles. The pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had actually been completed on January 1, 2002, nor are they necessarily indicative of future consolidated results.

(4)    Acquisition of Assets of Raqia Networks, Inc.

        On February 27, 2003, SafeNet acquired substantially all the assets of Raqia Networks, Inc., a development stage company, consisting primarily of technology-related intangible assets. Total consideration paid by SafeNet was 390 shares of SafeNet common stock with an estimated value of $6,715 plus $805 in cash. SafeNet had previously invested $1,000 in Raqia Networks.

        The preliminary allocation of the cost to acquire the assets of Raqia is as follows:

Working capital	$(285)
Property and equipment	776
Acquired in-process research and development assets	4,583
Acquired technology	3,546

Net assets acquired	$8,620

        Since Raqia was a development stage enterprise, the acquisition of its assets was not accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. Accordingly, goodwill has not been recorded in the transaction. Instead, the difference between the total cost and the fair value of the assets acquired and liabilities assumed has been allocated based on the fair values of the acquired net assets.

        The $4,583 assigned to acquired in-process research and development assets was written off at the date of acqusition. The Company is in the process of completing its third-party valuations of the acquired assets; thus, the allocation of the purchase price is subject to adjustment. Accordingly, it is reasonably possible that the estimates discussed above, including the amount of acquired in-process research and development costs recorded as an expense, could change in the near term and these changes could be significant.

(5)    Inventories

        Inventories consist of the following (in thousands):

	March 31, 2003	December 31, 2002
Raw materials	$740	$252
Finished goods	1,716	1,714

	2,456	1,966
Reserve for excess and obsolete inventory	(887)	(958)

Total	$1,569	$1,008

(6)    Earnings Per Common Share

        Basic earnings per share ("EPS") is calculated by dividing income (loss) from continuing operations by the weighted-average number of common shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the numerator and the denominator of the basic EPS calculation for the effect of all dilutive potential common shares outstanding during the period unless the result is anti-dilutive. Information related to the calculation of basic and diluted EPS is summarized as follows (in thousands, except per share amounts):

	Three Months Ended March 31
	2003	2002
Loss from continuing operations	$(9,656)	$(3,742)
Weighted-average common shares outstanding — basic and diluted	9,083	7,677
Basic and diluted loss from continuing operations per share	$(1.06)	$(0.49)

        For the three months ended March 31, 2003 and 2002 presented in the accompanying financial statements, diluted loss per common share is equal to basic loss per common share because if potentially dilutive securities were included in the computation, the result would be anti-dilutive. These potentially dilutive securities consist primarily of stock options and warrants.

(7)    Segments of the Company and Related Information

        The Company has two reportable segments: products, chips and software designed and manufactured for sale to companies that will embed the Company's products into their products for ultimate sale to end-users ("Embedded Security Division") and network security products designed and manufactured for direct sales to end-users and remote access software sold to OEMs ("Enterprise Security Division"). The reportable segments are strategic business units that offer different products and market focus. The segments are managed separately because each segment requires different technology and marketing strategies. Both divisions market extensively throughout the United States, Europe and Asia.

        Information used in segment analysis is reported below (in thousands):

	Three Months Ended March 31
	2003	2002
Revenues from external customers:
Embedded security division	$5,754	$2,544
Enterprise security division	8,260	3,610

Consolidated revenues	$14,014	$6,154

Significant non-cash items other than depreciation and amortization:
Embedded security division	$—	$3,375
Enterprise security division	7,900	—

Consolidated significant non-cash items	$7,900	$3,375

Operating income (loss):
Embedded security division	$665	$(5,019)
Enterprise security division	(9,757)	1,003

Consolidated operating loss	$(9,092)	$(4,016)

Income (loss) from continuing operations before income taxes:
Embedded security division	$675	$(4,882)
Enterprise security division	(9,690)	1,140

Consolidated loss from continuing operations before income taxes	$(9,015)	$(3,742)

        The Company does not allocate assets to its reportable segments, as assets generally are not specifically attributable to any particular segment. Accordingly, asset information by reportable segment is not presented.

        For the three-month period ended March 31, 2003, one commercial client of the Embedded Security Division segment accounted for 28% of the Company's consolidated revenues, compared to 25% for the three months ended March 31, 2002. For the three-month period ended March 31, 2003, one customer of the Enterprise Security Division accounted for 12% of the Company's consolidated revenues. For the three-month period ended March 31, 2002, no single client of the Enterprise Security Division accounted for more than 10% of the Company's consolidated revenues.

(8)    Goodwill and Other Intangible Assets

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        The following table displays the intangible assets that continue to be subject to amortization and intangible assets not subject to amortization as of March 31, 2003 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Goodwill	$39,599	$—	$39,599

Computer software development costs	$2,103	$(1,632)	$471

Other intangible assets:
Patents	$4,094	$(305)	$3,789
Developed technology	8,869	(1,648)	7,221
Customer contracts/relationships	6,705	(372)	6,333
Non-compete agreements	2,068	(172)	1,896
Purchase orders and contract backlog	1,477	(1,006)	471

	$23,213	$(3,503)	$19,710

        The goodwill resulted from the acquisition of Pijnenberg Securealink, Inc. in January 2002, and the Cylink acquisition in February 2003.

        The acquired intangibles were acquired upon the acquisitions of Securealink, Cylink, and Raqia. The useful lives of these assets range from less than one year to five years. The weighted-average is 3.0 years.

        The estimated amortization expense for computer software development costs and other intangible assets for each of the five years subsequent to December 31, 2002 is as follows:

2003	$8,154
2004	$7,039
2005	$6,092
2006	$338
2007	$—

        The Company includes the amortization of developed technology and contract backlog in cost of revenues.

(9)    Commitments and contingencies

Securities Class Action

        In 1998, Cylink filed amended Forms 10-Q for the first and second quarters of 1998 and an amended Form 10-K for 1997, reflecting restated financial results for those quarters, and for the fourth quarter of 1997. Between November 6, 1998 and December 14, 1998, several securities class action complaints were filed against Cylink and certain of its current and former directors and officers in federal courts in California. These complaints allege, among other things, that Cylink's previously issued financial statements were materially false and misleading and that the defendants knew or should have known that these financial statements caused Cylink's common stock price to rise artificially. The actions variously allege violations of Section 10(b) of the Securities Exchange Act of

1934 (the "Exchange Act"), as amended, and SEC Rule 10b-5 promulgated thereunder, and Section 20 of the Exchange Act.

        On October 16, 2002, after lengthy settlement discussions, Cylink entered into an agreement to settle the class action suit for $6.2 million and the related legal expense of $0.2 million. The total cost of the settlement of $6.4 million is to be paid entirely from insurance proceeds. The settlement agreement is subject to approval by the United States District Court for the Northern District of California. The Company believes that the Court will approve the final settlement. The $6.4 million legal settlement and related costs is reflected in the accompanying consolidated balance sheet as of March 31, 2003 as an insurance claim receivable, and a legal settlement payable, an accrued liability.

Other Litigation

        In addition, in the normal course of business, the Company, from time to time, receives inquiries or other communication with regard to possible infringement of third party intellectual property rights by the Company's patents, or the features or content of certain of the Company's products. The Company believes it is unlikely that the outcome of these infringement inquiries will have a material adverse effect on the Company's financial position or results of operations; however, if litigation results from any of these inquiries and the outcome is unfavorable to us, it could have a material adverse effect on the Company's cash flows, results of operations and financial condition.

        There has been substantial litigation regarding patent and other intellectual property rights in the software and network security and related industries. Further commercialization of the Company's products could provoke claims of infringement from third parties. In the future, litigation may be necessary to enforce the Company's patents, to protect the Company's trade secrets or know-how or to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of the Company's efforts, which by itself could have a material adverse effect on the Company's financial condition and operating results. Further, adverse determinations in such litigation could result in loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling the Company's products, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
SafeNet, Inc.

        We have audited the accompanying consolidated balance sheets of SafeNet, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SafeNet, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 7 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
February 6, 2003

SAFENET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in thousands, except per share data)

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$3,399	$14,819
Held-to-maturity securities	28,763	15,865
Accounts receivable, less allowance of $244 in 2002 and $150 in 2001	4,534	3,225
Inventories, less reserve of $958 in 2002 and $482 in 2001	1,008	1,260
Prepaid expenses	1,002	850
Current assets of discontinued operations	93	784

Total current assets	38,799	36,803
Property and equipment, net	1,246	969
Computer software development costs, less accumulated amortization of $1,513 in 2002 and $3,113 in 2001	479	727
Goodwill	12,826	—
Intangible assets, less accumulated amortization of $1,640 in 2002	595	—
Non-current assets of discontinued operations	—	537
Other assets	1,374	841

Total assets	$55,319	$39,877

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,456	$988
Accrued compensation and related expenses	2,162	713
Other accrued expenses	1,424	577
Advance payments and deferred revenue	1,393	1,918
Current liabilities of discontinued operations	377	222

Total current liabilities	6,812	4,418
Deferred income taxes	129	—
Commitments and contingencies	—	—
Stockholders' equity:
Preferred stock, $.01 par value per share. Authorized 500 shares, no shares issued and outstanding	—	—
Common stock, $.01 par value per share. Authorized 50,000 shares, issued and outstanding shares of 7,894 in 2002 and 7,108 in 2001	79	71
Additional paid-in capital	65,665	52,400
Accumulated deficit	(20,225)	(15,486)
Accumulated other comprehensive income (loss)	2,859	(1,526)

Total stockholders' equity	48,378	35,459

Total liabilities and stockholders' equity	$55,319	$39,877

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Year ended December 31
	2002	2001	2000
Revenues:
Licenses and royalties	$7,398	$4,031	$15,223
Products	21,588	9,732	7,901
Service and maintenance	3,249	2,699	2,154

Total revenues	32,235	16,462	25,278

Cost of revenues:
Licenses and royalties	811	644	2,637
Products	7,699	3,423	2,810
Service and maintenance	453	458	387

Total cost of revenues	8,963	4,525	5,834

Gross profit	23,272	11,937	19,444

Operating expenses:
Research and development expenses	8,504	6,118	6,342
Sales and marketing expenses	7,341	5,061	4,756
General and administrative expenses	4,108	2,203	2,681
Write-off of acquired in-process research and development	3,375	—	—
Amortization of acquired intangible assets	1,488	—	—
Other	—	—	(275)

Total operating expenses	24,816	13,382	13,504

Operating (loss) income	(1,544)	(1,445)	5,940
Other income (expense):
Investment income	539	1,337	1,321
Other expense, net	130	(1)	(1)

(Loss) income from continuing operations before income taxes	(875)	(109)	7,260
Income tax benefit	(90)	—	—

(Loss) income from continuing operations	(785)	(109)	7,260
Loss from operations of discontinued GDS business (including loss on disposal of $3,506 in 2002)	(3,954)	(3,453)	(1,503)

Net (loss) income	$(4,739)	$(3,562)	$5,757

(Loss) income from continuing operations per common share
Basic	$(0.10)	$(0.01)	$1.08

Diluted	$(0.10)	$(0.01)	$1.01

Loss from operations of discontinued GDS business per common share
Basic	$(0.51)	$(0.49)	$(0.23)

Diluted	$(0.51)	$(0.49)	$(0.21)

Net (loss) income per common share
Basic	$(0.61)	$(0.50)	$0.85

Diluted	$(0.61)	$(0.50)	$0.80

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income
(Amounts in thousands)

	Year ended December 31
	2002	2001	2000
Net (loss) income	$(4,739)	$(3,562)	$5,757
Other comprehensive income (loss) -
Foreign currency translation adjustment	2,904	(165)	(112)
Reclassification adjustment — realization of foreign currency translation adjustment upon disposal of GDS business	1,526	—	—
Other	(46)	(84)	130

Comprehensive (loss) income	$(355)	$(3,811)	$5,775

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(Amounts in thousands)

					Accumulated Other Comprehensive (Loss) Income
	Common stock
			Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount
Balance at January 1, 2000	6,542	$65	$46,547	$(17,681)	$(1,295)	$27,636
Stock options exercised	392	4	4,082	—	—	4,086
Stock warrants exercised	7	—	118	—	—	118
Stock option compensation	—	—	128	—	—	128
Net income	—	—	—	5,757	—	5,757
Foreign currency translation adjustment	—	—	—	—	(112)	(112)
Other	—	—	(20)	—	130	110

Balance at December 31, 2000	6,941	69	50,855	(11,924)	(1,277)	37,723
Stock options exercised	167	2	1,547	—	—	1,549
Net loss	—	—	—	(3,562)	—	(3,562)
Foreign currency translation adjustment	—	—	—	—	(165)	(165)
Other	—	—	(2)	—	(84)	(86)

Balance at December 31, 2001	7,108	71	52,400	(15,486)	(1,526)	35,459
Issuance of stock in connection with the acquisition of Securealink	575	6	10,630	—	—	10,636
Issuance of stock under Employee Stock Purchase Plan	6	—	217	—	—	217
Stock options exercised	205	2	1,968	—	—	1,970
Income tax benefit related to stock option exercises	—	—	450	—	—	450
Net loss	—	—	—	(4,739)	—	(4,739)
Reclassification adjustment — realization of foreign currency translation adjustment upon disposal of GDS business	—	—	—	—	1,526	1,526
Foreign currency translation adjustment	—	—	—	—	2,904	2,904
Other	—	—	—	—	(45)	(45)

Balance at December 31, 2002	7,894	$79	$65,665	$(20,225)	$2,859	$48,378

See notes to consolidated financial statements.

SAFENET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year ended December 31
	2002	2001	2000
Cash flows from operating activities:
Net (loss) income	$(4,739)	$(3,562)	$5,757
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Write-off of acquired in-process research and development	3,375	—	—
Loss on disposal of discontinued GDS business, less cash portion	2,687	—	—
Depreciation	975	662	680
Amortization of computer software development costs	574	954	1,150
Amortization of acquired intangible assets	1,488	85	85
Income tax benefit from stock option exercises	450	—	—
Stock compensation	—	—	128
Other non-cash charges	501	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(551)	167	125
Inventories, net	270	1,369	19
Accounts payable	(257)	(778)	615
Accrued compensation and related costs	977	(937)	492
Other accrued expenses	329	(8)	540
Advance payments and deferred revenue	(529)	959	(511)
Other	383	(621)	92

Net cash provided by (used in) operating activities	5,933	(1,710)	9,172

Cash flows from investing activities:
Maturities of short-term investments	25,378	8,433	501
Purchases of short-term investments	(38,277)	(17,966)	(6,332)
Purchases of property and equipment	(507)	(399)	(607)
Expenditures for computer software development	(326)	(167)	(631)
Cash paid for Securealink, net of cash acquired	(3,769)	—	—
Deferred acquisition costs	(625)	—	—
Other investments	(565)	—	—

Net cash used in investing activities	(18,691)	(10,099)	(7,069)

Cash flows from financing activities:
Proceeds from stock options exercised and shares issued under employee stock purchase plan	2,187	1,549	4,086
Proceeds from stock warrants exercised	—	—	118
Repayment of Securealink line of credit	(1,484)	—	—
Other	—	—	(20)

Net cash provided by financing activities	703	1,549	4,184

Effect of exchange rate changes on cash	460	(115)	(79)

Net (decrease) increase in cash and cash equivalents	(11,595)	(10,375)	6,208
Cash and cash equivalents at beginning of year	14,994	25,369	19,161

Cash and cash equivalents at end of year	$3,399	$14,994	$25,369

Cash and cash equivalents at end of year:
Continuing operations	$3,399	$14,819	$22,796
Discontinued operations	—	175	2,573

	$3,399	$14,994	$25,369

Cash paid for income taxes	$—	$73	$5

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands)

(1)   BUSINESS

        SafeNet, Inc. ("SafeNet" or the "Company") delivers a widely deployed Virtual Private Network, or VPN, technology for secure business communications over the Internet, offering both Original Equipment Manufacturer ("OEM") technology and end-user products for VPN and e-commerce applications. The Company provides its network security solutions worldwide for financial, enterprise, telecommunications, and government use. The Company's technology is sold and licensed in various formats, including software, hardware, silicon chips, and intellectual property.

        In January 2002, the Company acquired Pijnenburg Securealink, Inc. ("Securealink"), a European manufacturer of security chips for e-commerce transactions (see Note 4). In February 2003, the Company acquired Cylink, Inc. ("Cylink"). Cylink develops, markets, and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet (see Note 16).

        As discussed in Note 3, in February 2002, the Company made the decision to discontinue the operations of its Swiss subsidiary, GretaCoder Data Systems ("GDS"). The financial position and results of operations of GDS have been disclosed as discontinued operations in the accompanying consolidated financial statements.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company had approximately $3,399 and $14,819 of cash equivalents at December 31, 2002 and 2001, respectively, consisting primarily of overnight repurchase agreements, short-term money market funds and commercial paper.

Held-to-Maturity Securities

        Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in investment income. Interest on securities classified as held-to-maturity is included in investment income. The Company had $28,763 and $15,865 of held-to-maturity securities at

December 31, 2002 and 2001, respectively, consisting primarily of corporate debt instruments. As of December 31, 2002, substantially all of the held-to-maturity securities are due in one year or less.

Accounts Receivable

        The Company reports accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company calculates its allowance based on a specific analysis of past due balances and also considers historical trends of write-offs.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

        Property and equipment is stated at cost and depreciation is computed using the straight-line method over estimated useful lives ranging primarily from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease.

Computer Software Development Costs

        Costs for the development of new software products and substantial enhancements to existing software products are expensed as research and development costs as incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of a working model of the software product that has been tested to be consistent with the product design specifications and that is free of any uncertainties related to known high-risk development issues.

        Amortization of software development costs, which is included in cost of revenues, begins upon general release of the software. These costs are amortized on a product-by-product basis using the greater of: (i) the amount computed using the ratio that current gross revenues for each product bear to the total of current and anticipated future revenue for that product, or (ii) the amount computed using the straight-line method over the estimated economic useful life of three to five years. Such costs are amortized beginning on product release dates. The Company assesses the recoverability of computer software development costs by comparing the unamortized balance to the net realizable value of the asset and writes off the amount by which the unamortized capitalized costs exceed the estimated net realizable value. During the year ended December 31, 2001, the Company wrote off $218 of capitalized software development costs for which the unamortized balance exceeded the estimated net realizable value. This write-off has been included as a charge to 2001 research and development expenses.

Goodwill and Other Intangible Assets

        Goodwill is initially measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The Company does not amortize goodwill, but rather reviews the carrying value of the asset for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Intangible Assets,

the provisions of which the Company adopted effective January 1, 2002. Intangible assets with finite lives are amortized over their estimated useful lives ranging from one to five years, with a weighted average useful life of 28 months (see Note 8).

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

        Long-lived assets, including amortized intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates whether an impairment exists on the basis of undiscounted expected future cash flows from the assets over the remaining amortization period. If impairment exists, the asset is reduced by the estimated difference between its fair value and its carrying value. Fair value is usually determined using discounted cash flows. Assets to be disposed of are reported at the lower of carrying value or fair value less costs to sell.

Product Warranties

        The Company warrants to the original purchaser that each of its hardware products will be free from defects in materials and workmanship generally for a period of one year from the date of purchase. Expected future product warranty expense is recorded when the product is sold.

Revenue Recognition

        The Company derives revenue from software and technology licenses, product sales, maintenance (post-contract customer support), and services. Software and technology licenses typically contain multiple elements, including the product license, maintenance, and/or other services. The Company allocates the total arrangement fee among each deliverable based on the fair value of each of the deliverables determined based on vendor-specific objective evidence.

License and Royalties

        License revenue is comprised of perpetual and time-based license fees, which are derived from arrangements with end-users, original equipment manufacturers and resellers. For each software license arrangement, the Company defers revenue recognition until: (a) persuasive evidence of an arrangement exists; (b) delivery of the software or technology has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the fee is fixed or determinable; and (d) collection of the fee is probable. For both perpetual and time-based licenses, once all of these conditions are satisfied, the Company recognizes license revenue based on the residual method after all elements other than maintenance have been delivered as prescribed by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Royalties are recognized as they are earned.

        Revenues that are earned under long-term contracts to develop high assurance encryption technology are recognized using contract accounting. Under contract accounting, revenue from these arrangements is recognized using the percentage-of-completion method. Progress to completion is measured using contract milestones. Management considers contract milestones to be the best available measure of progress on these contracts since each milestone contains customer-specified acceptance criteria. Any estimated losses are provided for in their entirety in the period they are first determined. Actual remaining costs under fixed price contracts could vary significantly from the Company's estimates, and such differences could be material to the financial statements.

Products

        The Company also sells hardware and related encryption products. For each product sale, the Company defers revenue recognition until: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the selling price to the customer is fixed or determinable; and (d) collectibility of the selling price is reasonably assured.

Maintenance and Other Services

        Maintenance revenue is derived from support arrangements. Maintenance arrangements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. In accordance with SOP 97-2, Software Revenue Recognition, vendor specific objective evidence of fair value of maintenance is determined based on the price charged for the maintenance element when sold separately. The maintenance term is typically one year in duration and maintenance revenue is recognized ratably over the maintenance term. Unrecognized maintenance fees are included in deferred revenue.

        Other service revenue is comprised of revenue from consulting fees, training, engineering services and long-term arrangements for custom development of high assurance encryption devices. Except for services provided under long-term arrangements, service revenue is recognized when the services are provided to the customer. The Company's policy is to recognize software license revenue when these associated services are not essential to the functionality of the product. To date, these services have not been essential to the functionality of the product. Vendor specific objective evidence of fair value of these services is determined by reference to the price that a customer will be required to pay when the services are sold separately, which is based on the price history that the Company has developed for separate sales of these services.

Foreign Currency Translation

        The financial statements of foreign subsidiaries for which the local currency is the functional currency have been translated into U.S. dollars in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income. Transactions of foreign subsidiaries for which the U.S. dollar is the functional currency have been remeasured into U.S. dollars with any resulting gain or loss reported as a component of income. The effect on the consolidated statements of operations of all transaction gains and losses is insignificant for all years presented.

Income Taxes

        The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Stock-Based Compensation

        At December 31, 2002, the Company had five stock-based employee compensation plans, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

        The following table illustrates the effect on net (loss) income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended December 31
	2002	2001	2000
Net (loss) income, as reported	$(4,739)	$(3,562)	$5,757
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(3,762)	(5,436)	(4,117)

Pro forma net (loss) income	$(8,501)	$(8,998)	$1,640

Earnings per share:
Basic — as reported	$(0.61)	$(0.50)	$0.85
Basic — pro forma	$(1.10)	$(1.26)	$0.24
Diluted — as reported	$(0.61)	$(0.50)	$0.80
Diluted — pro forma	$(1.10)	$(1.26)	$0.24

        Pro forma information regarding net income and earnings per share required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The weighted-average grant date fair value per share of options granted during 2002, 2001, and 2000 was $8.85, $11.50, and $20.45, respectively. The fair value for these options was estimated at the dates of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rates of 3.88%, 4.42%, and 5.10%; expected volatility of 119%, 139%, and 180%; dividend yield and expected dividend growth rate of 0% in all years; and weighted-average expected remaining life of 3 to 7 years in all years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Comprehensive (Loss) Income

        Comprehensive (loss) income includes all changes in equity that result from recognized transactions and other economic events of a period other than transactions with owners in their capacity as owners. Certain non-owner changes in equity, consisting primarily of foreign currency translation adjustments, are included in "other comprehensive (loss) income." The Company reports comprehensive (loss) income in the statement of comprehensive (loss) income and discloses the accumulated total of other comprehensive (loss) income in the stockholders' equity section of the balance sheet.

Fair Value of Financial Instruments

        The carrying amount of financial instruments, including cash and cash equivalents and held-to-maturity securities approximates fair value based on the short-term nature of these instruments.

Reclassifications

        Where appropriate, certain amounts in the prior year consolidated financial statements have been reclassified to conform to the 2002 presentation.

Recent Accounting Pronouncement

        In June 2002, the Financial Accounting Standards Board issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred rather than at the date of a commitment to an exit plan. Costs covered by Statement No. 146 include one-time termination benefits and certain contract termination costs, including operating lease termination costs that are associated with an exit or disposal activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

(3)   DISCONTINUED OPERATIONS

        As discussed further in Note 4, on January 2, 2002, SafeNet acquired 100 percent of the outstanding common shares of Pijnenburg Securealink, Inc. ("Securealink"). SafeNet's acquisition of Securealink resulted in changes to SafeNet's business initiatives. One of the areas impacted was the Company's Swiss subsidiary, GDS. Based on the amount of GDS operating and cash losses during 2000 and 2001, as well as a significant downturn in future business prospects due to the loss of two substantial contracts in February 2002, SafeNet management made the decision to discontinue operations at GDS. Certain employees from GDS's sales and marketing team were transferred to SafeNet to create a new European sales office focused on selling SafeNet's Enterprise Security products in Europe. All of the operations at GDS, including research and development, manufacturing and administration were closed and 26 employees were terminated during the first and second quarters of 2002.

        As a result of the discontinued operations, the Company recorded a one-time charge of $3,506 in the first quarter of 2002 related to the write-off of the abandoned assets and the accrual of the estimated costs of the closing and severance and related costs. The disposition of GDS operations represents the disposal of a business segment under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the results of this operation have been classified as discontinued during all periods presented. For business segment reporting purposes, GDS's business results were previously classified as the segment "European Operations."

        Summarized operating results from the discontinued operation included in the consolidated statements of operations, excluding the loss on disposal, are as follows for the years ended December 31:

	2002	2001	2000
Revenues	$198	$1,655	$3,547
Loss from operations	(448)	(3,453)	(1,503)
Loss on disposal	(3,506)	—	—

Net (loss) income	$(3,954)	$(3,453)	$(1,503)

        Assets and liabilities of the discontinued operations at December 31 were as follows:

	2002	2001
Cash and cash equivalents	$—	$175
Inventories, net	—	232
Other current assets	93	377
Property and equipment, net	—	221
Other assets	—	316
Current liabilities	(377)	(222)

Net assets of discontinued operations	$(284)	$1,099

        The fair value of assets to be disposed was based on estimated net realizable value at the time of disposal. The significant components of the loss on disposal of the GDS operations is as follows:

Severance costs	$697
Lease termination costs	573
Goodwill	316
Reclassification of foreign currency translation losses	1,526
Other	394

Total	$3,506

(4)   ACQUISITION OF SECUREALINK

        On January 2, 2002, SafeNet acquired 100% of the outstanding common shares of Securealink in accordance with an Agreement and Plan of Reorganization dated December 14, 2001. The purchase price the Company paid to the stockholders of Securealink in connection with the acquisition totaled $14,778 and consisted of an aggregate of 575 shares of SafeNet, Inc. common stock valued at $10,636, $2,000 in cash, contingent convertible promissory notes with an aggregate principal amount of $2,000, the resolution and payment of which were satisfied on May 16, 2002 in the aggregate amount of $1,617, and direct costs of acquisition of $525. The fair market value of common shares was based on the average market price of the shares over the period from three days before to three days after the closing date. The cash portion of the consideration was funded with cash on hand.

        The amount and type of consideration was determined on the basis of arm's length negotiations between the Company and Securealink. Securealink develops security chips and sells them in Europe and throughout the world. Securealink is continuing to operate as a provider of security chips and is now a subsidiary of SafeNet. As a result of the acquisition, SafeNet has broadened its market with the addition of new technologies and a larger presence in Europe. Additionally, Securealink brings over thirty cryptographic experts who have complemented and strengthened the development team. The results of Securealink have been included in the Company's consolidated results beginning on the date of acquisition.

        The following table summarizes the changes to assets (other than cash) and liabilities in connection with this acquisition:

Current assets, excluding cash of $374	$1,271
Property and equipment	787
Goodwill	10,859
Acquired in-process research and development costs	3,375
Intangible assets subject to amortization	1,905

Total assets acquired, excluding cash	$18,197

Short-term borrowings	$(1,484)
Deferred income taxes	(670)
Other current liabilities	(1,639)

Total liabilities assumed	(3,793)

Purchase price, net of cash received	$14,404

        All of the assets and liabilities were assigned to the Embedded Security segment. As noted above, $3,375 of the purchase price represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the Consolidated Statement of Operations on the acquisition date. The value assigned to purchased in-process technology relates entirely to the development of a new application specific integrated circuit.

        The estimated fair value of this project was determined by employment of a discounted cash flow model. The discount rate used takes into account the stage of completion and the risks surrounding the successful development and commercialization of the purchased in-process technology project.

        The unaudited pro forma combined historical results, as if Securealink had been acquired on January 1, 2001, is as follows:

Revenues	$23,345
Loss from continuing operations	$(4,373)
Net loss	$(7,825)
Loss per common share — basic and diluted:
Loss from continuing operations	$(0.57)
Net loss	$(1.03)

        The pro forma results include the estimated amortization of intangibles and interest expense on the promissory notes used to finance part of the purchase. As described in Note 2, the Company does not record amortization expense related to the goodwill. The pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had actually been completed on January 1, 2001, nor are they necessarily indicative of future consolidated results.

(5)   INVENTORIES

        Inventories related to continuing operations consisted of the following at December 31:

	2002	2001
Raw materials	$252	$222
Finished goods	1,714	1,520

	1,966	1,742
Reserve for excess and obsolete inventory	(958)	(482)

	$1,008	$1,260

(6)   PROPERTY AND EQUIPMENT

        Property and equipment related to continuing operations consisted of the following at December 31:

	2002	2001
Furniture and equipment	$4,350	$3,036
Computer software	912	521
Leasehold improvements	718	536

	5,980	4,093
Accumulated depreciation and amortization	(4,734)	(3,124)

	$1,246	$969

(7)   GOODWILL

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

        The following table sets forth the Company's net income (loss) for all periods presented adjusted to exclude amortization expense recognized in those periods related to goodwill. There was no impact on income (loss) from continuing operations for all periods presented.

	Year ended December 31,
	2002	2001	2000
Reported net (loss) income	$(4,739)	$(3,562)	$5,757
Add back: Goodwill amortization	—	85	85

Adjusted net (loss) income	$(4,739)	$(3,477)	$5,842

Basic (loss) earnings per share
Reported net (loss) income	$(0.61)	$(0.50)	$0.85
Add back: Goodwill amortization	—	0.01	0.01

Adjusted net (loss) income	$(0.61)	$(0.49)	$0.86

Diluted (loss) earnings per share
Reported net (loss) income	$(0.61)	$(0.50)	$0.80
Add back: Goodwill amortization	—	0.01	0.01

Adjusted net (loss) income	$(0.61)	$(0.49)	$0.81

        The changes in the carrying amount of goodwill for the year ended December 31, 2002 consist of goodwill acquired in connection with the acquisition of Securealink (see Note 4) and the impact of translating the Euro-denominated goodwill into U.S. dollars at the balance sheet date.

(8)   ACQUIRED INTANGIBLE ASSETS

        Acquired intangible assets consisted of the following at December 31, 2002, all related to the Embedded Security segment:

	Gross Carrying Amount	Accumulated Amortization
Patents and related	$738	$(143)
Developed technology	1,336	(1,336)
Purchase orders and contract backlog	161	(161)

Total	$2,235	$(1,640)

        The amortization expense for the year ended December 31, 2002 was $1,488. The estimated amortization expense for the years ending December 31 is as follows:

2003	$149
2004	$149
2005	$149
2006	$148

(9)   INCOME TAXES

        The Company recorded no provision for income taxes on earnings from continuing operations for the years ended December 31, 2002 and 2001. Significant components of the Company's income tax benefit on earnings from continuing operations for the year ended December 31, 2002 are as follows:

Current:
Federal	$—
State	179
Foreign	—

179
Deferred (benefit):
Federal	271
State	—
Foreign	(540)

(269)

Total benefit	$(90)

        Deferred tax assets and liabilities arising from continuing operations are comprised of the following at December 31:

	2002	2001
Deferred tax assets:
Inventories	$272	$278
Net operating loss carryforward	7,191	8,428
Stock option and deferred compensation	200	142
Other	478	336

	8,141	9,184

Deferred tax liabilities:
Other	(129)	(12)

	(129)	(12)

Net deferred tax asset	8,012	9,172
Less valuation allowance	(8,141)	(9,172)

	$(129)	$—

        The reconciliation of the reported income tax expense (benefit) to the amount that would result by applying the U.S. federal statutory tax rate of 34% to income (loss) from continuing operations is as follows:

	2002	2001	2000
Tax expense (benefit) at U.S. statutory rate	$(298)	$(37)	$2,468
Effect of permanent differences	1,182	24	17
State income taxes, net of federal benefit	179	(5)	335
Change in valuation allowance, excluding charge related to stock option exercises	(1,031)	18	(2,803)
Other, net	(122)	—	(17)

	$(90)	$—	$—

        In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $8,141 and $9,172 at December 31, 2002 and 2001, respectively.

        Prior to the third quarter of fiscal year 2000, the Company followed the practice of computing its income tax expense using the assumption that current year stock option deductions were used first to offset its financial statement taxable income. The remaining net operating loss carryforwards could then be used to offset any excess of financial statement taxable income over current year stock option deductions. Because the stock option deductions are not recognized as an expense for financial reporting purposes, the tax benefit from stock option deductions must be credited to additional paid-in capital with an offsetting charge to income tax expense in the statement of operations.

        Effective July 1, 2000, the Company changed its method of accounting for income taxes to recognize the tax benefits from current and prior years' stock option deductions after the utilization of net operating losses from operations (i.e., net operating losses determined without deductions for the exercise of non-qualified stock options and disqualified disposition of incentive stock options) to reduce income tax expense. The Company believed that this change was to a preferable method because the Company will not realize any tax benefit from stock compensation deductions until it has fully utilized its current and prior net operating loss carryforwards from operations. Thus, this method more accurately reflects the incremental effect of the Company's stock option deductions in the appropriate accounting period. Because the Company was generating net operating losses prior to 2000 rather than utilizing them, this accounting change had no effect on prior years' tax provisions or additional paid-in capital.

        At December 31, 2002, the Company had net operating loss carryforwards related to its discontinued Swiss subsidiary of approximately $7,111, which expire from 2007 to 2009 and are available to offset future taxable income of that subsidiary. Also at December 31, 2002, the Company had net operating loss carryforwards related to its Netherlands subsidiary of approximately $4,132, which do not expire and are available to offset future taxable income of that subsidiary. And finally, at December 31, 2002, the Company had net operating loss carryforwards for U.S. income tax purposes of approximately $14,875, which expire from 2011 to 2022 and are available to offset future U.S. taxable income. The exercise of non-qualified stock options and disqualified disposition of incentive stock options ("stock option deductions") have generated all of the remaining U.S. net operating loss carryforwards. When these net operating loss carryforwards are utilized, the resulting reduction in the valuation allowance will be recorded as a direct increase to stockholders' equity. During the year ended December 31, 2002, an increase to stockholders' equity of $450 was recorded related to the tax benefit of stock option deductions.

(10)    LEASES

        The Company leases office facilities and equipment under non-cancelable operating leases expiring at various dates through 2007. The leases require the Company to pay a proportionate share of real estate taxes, insurance and maintenance. The Company recognizes rent expense on a straight-line basis. The future minimum payments under the leases for the years ending December 31, are as follows:

2003	$700
2004	$235
2005	$220
2006	$199
2007	$199

        Rent expense under all operating leases related to continuing operations for the years ended December 31, 2002, 2001, and 2000 was $517, $360, and $334, respectively.

(11)    PENSION PLANS

        The Company sponsors a defined contribution pension plan for employees who have completed three months of service. The Plan permits pre-tax contributions by participants pursuant to Section 401(k) of the Internal Revenue Code (the Code) of 3% to 15% of base compensation up to the maximum allowable contributions as determined by the Code. The Company matches up to 50% of the first 4% of employee compensation that is contributed to the plan. The Company's matching contributions vest with the participant over a 5-year period on a pro rata basis. The Company may also make additional discretionary contributions. The Company incurred expenses for its matching contributions for the years ended December 31, 2002, 2001 and 2000 totaling $77, $137 and $73, respectively.

(12)    STOCK COMPENSATION PLANS

Stock Option Plans

        The Company sponsors four stock option plans that provide for the granting of stock options to officers, directors, consultants and employees of the Company. Options have been granted with exercise prices that are equal to the fair market value of the common stock on the date of grant and, subject to termination of employment, expire seven years from the date of grant. Either incentive stock options or non-qualified stock options may be granted under the plans. The vesting and exercise periods are determined by the Board of Directors and may not exceed ten years. Options issued to date generally vest in equal amounts over a vesting period of either three or four years. Option activity during 2000, 2001 and 2002 was as follows:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at January 1, 2000	1,199	$ 3.09 to $31.50	$10.28
Granted	752	$14.75 to $43.50	$22.66
Canceled	(217)	$ 4.50 to $25.63	$11.25
Exercised	(392)	$ 3.09 to $20.25	$10.42

Outstanding at December 31, 2000	1,342	$ 3.09 to $43.50	$17.01
Granted	825	$ 5.85 to $43.63	$11.79
Canceled	(117)	$ 3.25 to $43.50	$25.78
Exercised	(167)	$ 3.09 to $24.87	$9.41

Outstanding at December 31, 2001	1,883	$ 4.38 to $43.63	$14.85
Granted	404	$11.10 to $16.51	$13.09
Canceled	(106)	$ 8.53 to $33.63	$17.94
Expired	(52)	$ 9.19 to $18.06	$9.47
Exercised	(205)	$ 5.13 to $24.13	$9.50

Outstanding at December 31, 2002	1,924	$ 4.38 to $43.63	$15.08

Exercisable at December 31, 2002	1,121	$ 4.38 to $43.63	$14.92

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number of shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.38 to $ 8.70	415	3.9 years	$6.91	240	$7.00
$ 9.19 to $17.56	1,035	5.3 years	$13.16	610	$13.23
$18.13 to $26.00	359	3.3 years	$22.98	207	$22.68
$31.50 to $43.63	115	3.3 years	$37.30	64	$35.71

	1,924	4.4 years	$15.08	1,121	$20.62

        At December 31, 2002, the Company had reserved 2,313 shares of common stock for exercise of outstanding stock options and additional stock options authorized for granting under existing stock option plans.

Employee Stock Purchase Plan

        During 2002, the Company adopted the SafeNet, Inc. Employee Stock Purchase Plan. The plan allows eligible employees to purchase shares of common stock at 85% of the lower of the closing price of the Company's common stock on the first trading day or the last trading day of each semi-annual offering period. Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations. During 2002, 7 shares were issued under the plan at a price of $15.06 per share.

(13)    SEGMENTS OF THE COMPANY AND RELATED INFORMATION

        The Company has two reportable segments related to continuing operations: products, chips and software designed and manufactured for sale to companies that will embed the Company's products into their products for ultimate sale to end-users ("Embedded Security Division"), and network security products designed and manufactured for direct sales to end-users and remote access software sold to OEMs ("Enterprise Security Division"). The reportable segments are strategic business units that offer different products. The segments are managed separately because each segment requires different technology and marketing strategies. The Embedded Security Division and Enterprise Security Division include some international sales mainly to South America, Europe and Asia.

	Year ended December 31,
	2002	2001	2000
Revenue from external customers:
Embedded security division	$18,292	$5,477	$6,418
Enterprise security division	13,943	10,985	18,860

Consolidated revenues	$32,235	$16,462	$25,278

Significant non-cash items other than depreciation and amortization expense
Embedded security division	$3,375	$—	$—
Enterprise security division	—	—	—

Consolidated significant non-cash charges	$3,375	$—	$—

Operating (loss) income:
Embedded security division	$(4,227)	$(1,697)	$(268)
Enterprise security division	2,683	252	6,208

Consolidated operating (loss) income	$(1,544)	$(1,445)	$5,940

Depreciation and amortization:
Embedded security division	$2,180	$1,163	$1,076
Enterprise security division	857	398	699

Consolidated depreciation and amortization	$3,037	$1,561	$1,775

(Loss) income from continuing operations before income taxes:
Embedded security division	$(3,794)	$(1,253)	$67
Enterprise security division	2,919	1,144	7,193

Consolidated (loss) income from continuing operations before income taxes	$(875)	$(109)	$7,260

	December 31,
Geographic Information
	2002	2001	2000
Revenues:
United States	$28,945	$15,134	$23,877
All other countries	3,290	1,328	1,401

Consolidated revenues	$32,235	$16,462	$25,278

Long-lived assets, from continuing operations:
United States	$1,140	$1,696	$2,696
All other countries	585	—	—

Consolidated long-lived assets	$1,725	$1,696	$2,696

        The Company does not allocate assets to its reportable segments, as assets generally are not specifically attributable to any particular segment. Accordingly, asset information by reportable segment is not presented. Where the underlying assets can be specifically attributed to a segment, the related depreciation and amortization have been classified accordingly. The remaining depreciation is allocated based on a percentage of revenue.

(14)    SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Sales terms with clients, including distributors, do not provide for right of return privileges for credit, refund or other products. The Company's payment terms are generally 30 days from delivery of products, but could fluctuate depending on the terms of each specific contract. The Company's clients, who include both commercial companies and governmental agencies, are in various industries, including banking, security, communications and distributors of electronic products.

        In 2002, one commercial client of the Embedded Security Division accounted for 41% of the Company's consolidated revenues. In 2001, one commercial client of the Enterprise Security Division accounted for 15% of the Company's consolidated revenues. In 2000, one commercial client of the Enterprise Security Division accounted for 11% and one commercial client of the Embedded Security Division accounted for 18% of the Company's consolidated revenues.

        As of December 31, 2002, 4 commercial clients of the Enterprise Security Division accounted for 11% of accounts receivable and 3 commercial clients of the Embedded Security Division accounted for a combined 42% of accounts receivable. As of December 31, 2001, three commercial clients of the Enterprise Security Division accounted for 37% of accounts receivable and two commercial clients of the Embedded Security Division accounted for a combined 30% of accounts receivable.

(15)    (LOSS) INCOME PER SHARE

        The following table sets forth the computation of basic and diluted income (loss) from continuing operations per common share for the years ended December 31:

	2002	2001	2000
Numerator:
(Loss) income from continuing operations	$(785)	$(109)	$7,260

Denominator:
Denominator for basic (loss) income per share—weighted-average shares	7,730	7,057	6,751
Effect of employee stock options	—	—	444

Denominator for diluted (loss) income per share—adjusted weighted-average shares and assumed conversions	7,730	7,057	7,195

Basic (loss) income from continuing operations per share	$(0.10)	$(0.01)	$1.08

Diluted (loss) income from continuing operations per share	$(0.10)	$(0.01)	$1.01

        Diluted loss from continuing operations per common share in 2002 and 2001 is equal to basic loss per common share because if potentially dilutive securities were included in the computation, the result would be anti-dilutive. These securities consist of company stock options.

(16)    SUBSEQUENT EVENTS

ACQUISITION OF CYLINK CORPORATION

        On February 5, 2003, SafeNet acquired 100% of the outstanding common shares of Cylink Corporation ("Cylink") in accordance with an Agreement and Plan of Reorganization dated as of October 30, 2002. The results of operations of Cylink will be included in the Company's consolidated results of operations beginning on February 6, 2003. Cylink develops, manufactures, markets and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. Cylink's solutions enable its customers to merge their operations and transactions onto existing networks, maximize network use, reduce the costs of operations and expand their businesses. As a result of the acquisition, the Company believes that it will be able to grow its base of government and commercial customers, enhance its product line, expand its international sales and provide broader technology and expertise to its customers. It also expects to reduce costs through economies of scale.

        The aggregate purchase price was $35,102 consisting primarily of 1,684 shares of common stock valued at $31,256, 194 options and warrants assumed with an aggregate value of $1,691, and estimated direct costs of the acquisition of $2,156. The value of the common shares issued was determined based on the average market price of the Company's common shares over the period including three days before and after the terms of the acquisition were agreed to and announced.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of completing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

Current assets	$17,346
Property and equipment	786
Goodwill	24,997
Acquired in-process research and development assets	3,317
Intangible assets subject to amortization (2.7 year weighted-average useful life)	17,432
Other assets	728

Total assets acquired	64,606

Current liabilities	20,225
Deferred income taxes, less current portion	4,394
Other long-term liabilities	4,885

Total liabilities assumed	29,504

Net assets acquired	$35,102

        The $3,317 assigned to acquired in-process research and development assets will be written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method."

        The $24,997 of goodwill was assigned to the Enterprise Security segment. Of that total amount, none is expected to be deductible for tax purposes.

        The unaudited pro forma combined historical results, as if Cylink had been acquired on January 1, 2002, is as follows:

Revenues	$59,759
Loss from continuing operations	$(20,410)
Net loss	$(24,364)
Loss per share from continuing operations—basic and diluted	$(2.17)
Loss per share—basic and diluted	$(2.59)

        The pro forma results include the estimated amortization of intangibles. As described in Note 2, the Company does not record amortization expense related to the goodwill. The pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had actually been completed on January 1, 2002, nor are they necessarily indicative of future consolidated results.

ASSET ACQUISITION OF RAQIA NETWORKS, INC.

        On February 27, 2003, SafeNet acquired substantially all the assets of Raqia Networks, Inc., a development stage company, consisting primarily of technology-related intangible assets. Total consideration paid by SafeNet was 389,640 shares of SafeNet common stock with an estimated value of $6,715 plus $805 in cash. SafeNet had previously invested $1,000 in Raqia Networks. The Company will obtain an independent valuation of the acquired assets, in order to allocate the purchase price during the first quarter of 2003.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charges to Other Accounts	Deductions (a)	Recovery	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2002	$150	$94	$—	$—	$—	$244
Year ended December 31, 2001	196	32	—	78	—	150
Year ended December 31, 2000	215	60	—	79	—	196
Reserve for obsolete inventory:
Year ended December 31, 2002	$482	$476	$—	$—	$—	$958
Year ended December 31, 2001	207	284	—	9	—	482
Year ended December 31, 2000	207	—	—	—	—	207

(a)—Deductions represent write-offs of specifically identified accounts

[LETTERHEAD OF DELOITTE & TOUCHE LLP]

Independent Auditors' Report

To the Board of Directors and Shareholders of Cylink Corporation:

        We have audited the accompanying consolidated balance sheets of Cylink Corporation and subsidiaries ("Cylink") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Cylink's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cylink at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the financial statements, in 2002 Cylink changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

        As discussed in Note 1 to the financial statements, on February 5, 2003, SafeNet, Inc., a Delaware corporation ("SafeNet"), completed its acquisition of Cylink and Cylink became a wholly-owned subsidiary of SafeNet, Inc.

/s/ Deloitte & Touche LLP

San Jose, California
February 5, 2003

Cylink Corporation

Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$5,613	$9,606
Accounts receivable, net of allowances of $393 and $1,057	3,786	10,102
Insurance claim receivable	6,404	—
Inventories	2,702	4,832
Other current assets	860	2,076

Total current assets	19,365	26,616
Restricted cash	668	1,400
Property and equipment, net	2,551	6,075
Acquired technology and other intangibles, net	8,519	10,426
Goodwill, net	—	6,222
Notes receivable from employees	—	1,021
Other assets	158	932

	$31,261	$52,692

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of lease obligations and equipment line of credit	$—	$139
Accounts payable	955	2,757
Accrued liabilities	5,039	5,439
Legal settlement payable	6,200	—
Income taxes payable	455	412
Deferred revenue	1,466	2,130

Total current liabilities	14,115	10,877

Deferred revenue, less current portion	—	214
Other accruals, less current portion	328	1,713

	328	1,927
Commitments and contingencies (Notes 15 and 17)
Shareholders' equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 55,000,000 shares authorized; 33,209,000 and 32,872,000 shares issued and outstanding	332	329
Additional paid-in capital	158,811	158,359
Accumulated other comprehensive loss	(8)	(18)
Accumulated deficit	(142,317)	(118,782)

Total shareholders' equity	16,818	39,888

	$31,261	$52,692

The accompanying notes are an integral part of these consolidated financial statements.

Cylink Corporation

Consolidated Statements of Operations
(in thousands, except per share data)

	Year ended December 31,
	2002	2001	2000
Revenue:
Product revenue	$19,299	$37,711	$58,539
Services revenue	7,791	10,855	9,568
Royalty income	434	59	—

Total revenue	27,524	48,625	68,107
Cost of revenue:
Cost of product revenue	8,388	14,739	21,483
Cost of services revenue	1,556	3,898	5,758
Amortization of developed technology	1,728	1,728	2,124

Total cost of revenue	11,672	20,365	29,365

Gross profit	15,852	28,260	38,742

Operating expenses:
Research and development, net	10,511	16,961	21,994
Selling and marketing	9,876	16,288	33,691
General and administrative	7,876	10,528	13,626
Amortization of purchased intangibles	180	1,487	991
Impairment of goodwill	6,222	—	—
Restructuring charges	4,935	1,992	818
Loss from divestiture of Algorithmic Research, Ltd.	—	2,661	—
Purchased in-process technology	—	—	3,681

Total operating expenses	39,600	49,917	74,801

Loss from operations	(23,748)	(21,657)	(36,059)
Other income (expense):
Interest income, net	116	663	1,308
Other income (expense), net	31	141	(237)
Write-down of investment in unaffiliated company	(222)	(316)	—

Other income, net	(75)	488	1,071

Loss from operations before income taxes	(23,823)	(21,169)	(34,988)
Income tax expense (benefit)	(288)	(1,119)	400

Net loss	$(23,535)	$(20,050)	$(35,388)

Net loss per share—basic and diluted	$(0.71)	$(0.62)	$(1.15)

Shares used in per share calculation—basic and diluted	32,948	32,534	30,771

The accompanying notes are an integral part of these consolidated financial statements.

Cylink Corporation

Consolidated Statements of Shareholders' Equity and Comprehensive Loss
(dollars in thousands)

					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Additional Paid-in Capital	Deferred Compensation		Accumulated Deficit		Comprehensive Loss
	Shares	Amount					Total
Balance at January 1, 2000	29,877,000	299	126,896	(1,790)	(82)	(63,344)	61,979
Issuance of common stock and options for Celotek acquisition	1,664,000	16	25,743	(545)			25,214
Issuance of common stock under stock option and stock purchase plans	1,140,000	12	6,387				6,399
Adjustment due to employee termination			(221)	221			—
Amortization of deferred compensation	—			883			883
Translation adjustment	—				66		66	$66
Net loss	—					(35,388)	(35,388)	(35,388)

Comprehensive loss	—	—	—	—	—	—	—	$(35,322)

Balance at December 31, 2000	32,681,000	327	158,805	(1,231)	(16)	(98,732)	59,153
Issuance of common stock under stock option and stock purchase plans	299,000	2	197				199
Deferred compensation due to stock options			42				42
Amortization of deferred compensation				528			528
Reversal of unamortized deferred compensation due to sale of SDI			(157)	157			—
Transfer of unamortized deferred compensation related to escrowed shares	(121,000)		(546)	546			—
Stock compensation	13,000		18				18
Translation adjustment					(2)		(2)	(2)
Net loss						(20,050)	(20,050)	(20,050)

Comprehensive loss	—	—	—	—	—	—	—	$(20,052)

Balance at December 31, 2001	32,872,000	329	158,359	—	(18)	(118,782)	39,888
Issuance of common stock under stock option and stock purchase plans	287,000	3	202				205
Fair value of warrant issued to landlord			190				190
Net shares issued under cashless exercise of options	50,000		60				60
Translation adjustment					10		10	10
Net loss						(23,535)	(23,535)	(23,535)

Comprehensive loss	—	—	—	—	—	—	—	$(23,525)

Balance at December 31, 2002	33,209,000	$332	$158,811	$—	$(8)	$(142,317)	$16,818

The accompanying notes are an integral part of these consolidated financial statements.

Cylink Corporation

Consolidated Statements of Cash Flows
(dollars in thousands)

	Year ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(23,535)	$(20,050)	$(35,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of investment in an unaffiliated company	222	316	—
Impairment of goodwill	6,222	—	—
Loss on disposition of fixed assets	1,725	76	68
Loss on divestiture of ARL	—	2,661	—
Depreciation	2,533	3,369	3,782
Amortization of intangibles	1,907	3,215	3,199
Purchased in-process research & development	—	—	3,681
Deferred income taxes	—	800	3,567
Amortization of imputed interest on note receivable	(90)	(277)	(231)
Deferred compensation related to stock options	60	570	883
Changes in assets and liabilities:
Accounts receivable	6,316	3,964	1,654
Insurance claim receivable	(6,404)	—	—
Inventories	2,130	5,510	(2,367)
Other assets	768	375	390
Accounts payable	(1,802)	(2,024)	(2,401)
Accrued liabilities	(1,785)	(1,708)	500
Legal settlement payable	6,200	—	—
Income taxes payable	43	(8)	(703)
Deferred revenue	(878)	(419)	1,754

Net cash used in operating activities	(6,368)	(3,630)	(21,612)
Cash flows from investing activities:
Restricted cash	732	—	—
Loans to employees in exchange for notes receivable	—	(5)	—
Acquisition of property and equipment	(734)	(694)	(2,994)
Collections of employee notes receivable	2,111	560	1,369
Cash transferred with divestiture of ARL and SDI	—	(1,928)	—
Acquisition of Celotek Coporation, net of cash acquired	—	—	(1,062)

Net cash provided by (used in) investing activities	2,109	(2,067)	(2,687)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	395	199	6,399
Repayment of capital lease obligations, and other	(139)	(144)	(86)

Net cash provided by financing activities	256	55	6,313

Effect of exchange rate changes on cash and cash equivalents	10	(2)	66

Net decrease in cash and cash equivalents	(3,993)	(5,644)	(17,920)
Cash and cash equivalents at beginning of year	9,606	15,250	33,170

Cash and cash equivalents at end of year	$5,613	$9,606	$15,250

Supplemental disclosures
Equity issued for purchase of Celotek	$—	$—	$25,759

Cash refunds of income tax	$426	$1,963	$2,541

Net shares issued under cashless exercise of option	$60	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Cylink Corporation

Notes to Consolidated Financial Statements

1.    The Company and a Summary of its Significant Accounting Policies

The Company

        Cylink Corporation ("Cylink") develops, manufactures, markets and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. Cylink's products are incorporated into local area networks (LANs) and wide area networks (WANs), including Virtual Private Networks (VPNs) that use the Internet.

Basis of presentation

        The consolidated financial statements include the accounts of Cylink and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Acquisition of the Company

        On February 5, 2003, SafeNet, Inc., a Delaware corporation ("SafeNet"), completed its acquisition of Cylink in accordance with the Agreement and Plan of Reorganization dated October 30, 2002 (the "Merger Agreement") by and among SafeNet, Sapphire Acquisition Corp., a California corporation and wholly-owned subsidiary of SafeNet ("Acquisition Corp."), and Cylink. The acquisition and the Merger Agreement were approved by the shareholders of Cylink and SafeNet, respectively, at meetings held on February 5, 2003. Pursuant to the Merger Agreement, Acquisition Corp. was merged with and into Cylink and Cylink became a wholly-owned subsidiary of SafeNet.

        Pursuant to the Merger Agreement, former holders of the outstanding shares of common stock of Cylink received 0.05 of a share of common stock of SafeNet in exchange for each share of Cylink common stock. The amount and type of consideration was determined on the basis of arm's length negotiations between SafeNet and Cylink. The acquisition is intended to qualify as a tax-free reorganization and is being accounted for as a purchase business combination.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include allowances for doubtful receivables, inventory write-downs, warranty costs, and valuation allowance on deferred tax assets.

Foreign currency

        The functional currency of Cylink's Israeli operations, which were divested in 2001, is the U.S. dollar. The functional currencies of Cylink's other foreign operations are the local currencies. The effects of translating the financial position and results of operations of local functional currency operations are included as a component of other comprehensive income. The effects of foreign currency transactions and of remeasuring the financial position and results of Israeli operations into the functional currency are included in the statements of operations. Net gains and losses from foreign currency transactions were not significant during any of the periods presented.

Cash and cash equivalents

        Cash and cash equivalents consist of highly liquid investment instruments with a maturity at the time of purchase of three months or less.

Inventories

        Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market.

Restricted cash

        Restricted cash consists of certificates of deposit, which are restricted from use pursuant to an operating lease obligation (Note 17).

Property and equipment

        Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three-to-five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term. Beginning in 1999, computer software for internal use is capitalized in accordance with the guidelines of Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" issued by the American Institute of Certified Public Accountants ("AICPA").

Impairment of long-lived assets

        Cylink periodically reviews the recoverability of all long-lived assets, including the related amortization period, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Cylink determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to its estimated fair value.

        Warranties—Cylink sells the majority of its products with a one-year repair or replacement warrant and records a provision of estimated claims at the time of sale. Components of the warranty accrual, which was included in the accompanying consolidated balance sheets as other current liabilities, were as follows:

(in thousands)
Balance as of January 1, 2002	$878
Recovery of Warranty Charges	(303)
Actual Warranty Costs	(301)

Balance as of December 31, 2002	$274

Revenue recognition

        Cylink's revenue is derived primarily from sales of commercial network security products, and to a lesser extent, from the license of software products and from professional services, including customer support and consulting. Fees for maintenance and support services of hardware products are charged separately from product revenue. Revenues derived from the sale or license of Cylink's products are recognized in accordance with the applicable accounting standards, including Statement of Position No. 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of a sale arrangement exists, such as receipt of a contract or purchase order, the product has been shipped, the sales price is fixed and determinable, collection is probable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements typically consist of maintenance and support, which are deferred and amortized over the applicable period. Vendor specific objective evidence of the value of maintenance and support is generally based on the annual renewal rate. Concurrent with sales, a provision is made for estimated costs to repair or replace products under warranty arrangements. Consulting revenues, which to date have been immaterial, are recognized on a time-and-materials or percentage of completion basis in accordance with the provisions of Accounting Research Bulletin-45, "Long-Term Construction-Type Contracts," and Statement of Position 81-1, "Accounting for Performance of Construction-type and Certain Production-type Contracts" depending on the contract. During fiscal 2001 and 2000, Cylink recognized approximately $991,000 and $2,746,000 of revenue to one customer who accepted and took title to the related equipment and agreed to normal payment terms, but requested that Cylink store the equipment until predetermined shipment dates. At December 31, 2002, 2001, and 2000, Cylink was storing a total $528,000, $1,126,000 and $1,379,000 of such equipment respectively.

Research and development

        Research and development costs are charged to operations as incurred.

Software development costs

        Software development costs are included in research and development and are expensed as incurred. Statement of Financial Accounting Standards No. 86 ("SFAS No. 86") "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" requires the capitalization of certain development costs of software to be sold once technological feasibility is established, which Cylink defines as completion of a working model. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, Cylink has not capitalized any software development costs under SFAS No. 86.

Stock-based compensation

        Cylink accounts for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Cylink provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation" (See Note 11).

Income taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. A valuation allowance is required to reduce net deferred tax assets to amounts that are more likely than not to be realized.

Loss per share

        Basic loss per share is based on the weighted-average number of common shares outstanding, excluding shares in escrow related to acquisitions (Note 4). Diluted loss per share is based on the weighted-average number of common shares outstanding and dilutive potential common shares outstanding excluding contingent shares held in escrow. Cylink's only potentially dilutive securities are stock options (See Note 11). All potentially dilutive securities have been excluded from the computation of diluted earnings per share, as their effect is anti-dilutive on the loss from continuing operations for all periods presented.

        Had Cylink recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123, for awards granted, Cylink's loss and net loss per share would have been changed to the pro forma amounts below for the years ended December 31, 2002, 2001 and 2000 (in thousands, except for per share amounts):

		Years ended December 31
		2002	2001	2000
Net loss	As reported	$(23,535)	$(20,050)	$(35,388)
	Pro forma	$(26,120)	$(24,353)	$(44,683)
Net loss per share—	As reported	$(0.71)	$(0.62)	$(1.15)
—(basic and diluted)	Pro forma	$(0.79)	$(0.75)	$(1.45)
Weighted average shares outstanding—basic		32,948	32,534	30,771
Common stock equivalents		7,321	7,603	7,546
Employee stock purchase plan equivalents		—	—	—

Weighted average shares outstanding—diluted		32,948	32,534	30,771

Concentrations of credit risk

        Financial instruments that potentially subject Cylink to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, and to a lesser extent, currency fluctuation of balances denominated in currencies other than the United States dollar. Cylink performs on-going credit evaluations and maintains reserves for estimated potential credit losses. Cylink minimizes the amount of cash it maintains in local currencies by maintaining excess cash in United States dollars.

        One customer accounted for 15% of revenue for the year ended December 31, 2002. No customer accounted for more than 10% of revenue for the year ended December 31, 2001, and one customer accounted for 13% of revenue for the year ended December 31, 2000. Two customers accounted for 12% and 11%, respectively, of the outstanding accounts receivable at December 31, 2002. One customer accounted for 16% of the outstanding accounts receivable at December 31, 2001.

Fair value of financial instruments

        The carrying amount of cash and cash equivalents approximates fair value based on the short-term nature of these instruments.

Dependence on suppliers

        Cylink's ability to timely deliver its products is dependent upon the availability of quality components and subsystems used in these products. Cylink depends in part upon subcontractors to manufacture, assemble and deliver certain items in a timely and satisfactory manner. Cylink obtains certain components and subsystems from single, or a limited number of sources. A significant interruption in the delivery of such items could have a material adverse effect on Cylink's financial condition and results of operations.

Comprehensive loss

        Comprehensive loss includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net loss, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. Cylink has presented comprehensive loss for each period presented within the Consolidated Statements of Shareholders' Equity.

Reclassifications

        Certain reclassifications have been made to the financial statements in order to conform to the 2002 presentation. Specifically, amortization of purchase intangibles of $1,728,000, $1,728,000, and $2,124,000 for the years ended December 31, 2002, 2001,and 2000 have been reclassified from operating expenses to cost of revenue. These reclassifications did not have any effect on net loss or on shareholders' equity.

Recently issued accounting standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations", which was effective for business combinations initiated after July 31, 2001. In October 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001. In June 2001, the FASB issued SFAS No. 143, "Accounting for Retirement Obligations," which is effective for Cylink's fiscal year beginning January 1, 2003. Cylink has not yet assessed the impact that the adoption of SFAS No. 143 will have on its financial condition or results of operations. The adoption of SFAS No. 141 and SFAS No. 144 did not have a material effect on Cylink's financial condition or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for certain Employee Termination Benefits and Other costs to Exit an Activity (including certain Costs Incurred in a Restructuring)." Cylink will adopt the provisions of SFAS No. 146 for the restructuring activities, if any, initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of Cylink's commitment to an exit plan. SFAS No. 146 also established that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 31, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Cylink is currently evaluating the impact of adoption of SFAS No. 148 on its financial position and results of operations.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires additional disclosure for guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or the market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Cylink has not yet assessed the impact of adoption of FIN 45 on its financial position or results of operations.

2.    Restructuring Charges

  Excess Space

        In the fourth quarter of 2001, Cylink recorded a $1.4 million charge to accrue a reserve for the estimated costs of excess office space in Santa Clara and the United Kingdom and related furniture and equipment, net of estimated proceeds from planned subleasing. In the first nine months of 2002, Cylink increased its estimate by an additional $1.6 million based on a continued weak sublease market. On October 30, 2002, Cylink entered into an agreement to terminate a portion of the lease arrangement with the landlord and reduced the reserve to the remaining rent obligation prior to termination at December 31, 2002. Approximately $0.5 million of the reserves were utilized through December 31, 2002.

        The following table summarizes the activity representing the restructuring charge related to the excess space accrual in the consolidated balance sheet for the periods presented:

	2002	2001
	(in thousands)
Balance at January 1	$1,359	$—
Additions	1,636	1,359
Utilization	(549)	—
Reduction due to lease modification	(2,013)	—

Balance at December 31	$433	$1,359

  Lease Modification

        On October 30, 2002, Cylink entered into a lease modification agreement with the landlord to terminate its lease obligations on approximately 46,724 square feet effective November 1, 2002, and another 49,104 square feet effective March 1, 2003 in exchange for the payment of $3.2 million, $1.0 million to come from an existing security deposit held by the landlord, and a warrant to purchase

500,000 shares of Cylink common stock at a price of $0.3838 per share with a fair value of $190,000. The legal expenses of $75,000 and unamortized sublease commission of $57,000 associated with lease modification were also included in restructuring charges in 2002. The deferred rent of $575,000 associated with the terminated lease space was reversed and recorded as a reduction of restructuring charges during 2002. Cylink will continue to lease approximately 46,724 square feet as its headquarters and manufacturing facility from the existing landlord at the previous rates set forth in its lease agreement. In conjunction with the lease modification, Cylink determined that certain leasehold improvements, and furniture and fixtures were impaired. The resulting impairment loss of $1,641,000 is reflected as restructuring charges in 2002.

  Workforce Reductions

        Included in restructuring charges for 2002, Cylink also recorded as expense $724,000 of expense related to severance payments to 36 former employees, including 10 research and development, 18 sales and marketing, 2 manufacturing, 2 general and administrative, and 4 customer service employees, affected by the workforce reduction. The amount was fully paid in 2002.

        In the second, third, and fourth quarters of 2001, Cylink initiated workforce reductions affecting a total of 79 employees, including 34 research and development, 15 sales and marketing, 11 manufacturing, 11 general and administrative, and 8 customer service employees, incurring a total of $0.6 million in severance charges which was fully paid during 2001.

        On October 30, 2000, Cylink announced a restructuring in order to streamline operations and reduce costs. Cylink initiated workforce reductions of 36 employees, including 16 sales and marketing, 9 general and administrative, 4 manufacturing, 4 customer service, and 3 research and development employees, incurring severance costs of $0.5 million before taxes fully paid during 2000 and pre-tax lease cancellation costs of $0.3 million accrued at December 31, 2000.

        The following table summaries the restructuring charges described above:

	2002	2001	2000
	(in thousands)
Lease modification and termination	$3,200	$—	$290
Lease modification—property and equipment impairment	1,641	—	—
Lease modification—fair value of warrants	189	—	—
Lease modification—other expenses	133	—	—
Lease modification—deferred rent reduction	(575)	—	—
Excess Space—additions	1,636	1,359	—
Excess Space—reductions	(2,013)	—	—
Workforce reduction	724	633	528

Total	$4,935	$1,992	$818

3.    Goodwill and Other Intangible Assets

        Goodwill and other intangibles were being amortized on a straight-line basis over three-to-seven years through December 31, 2001. Cylink adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective Jan 1, 2002. SFAS No. 142 requires that goodwill is no longer amortized, but tested for impairment at least annually, or more frequently if certain indications arise. As a result of the adoption of SFAS No. 142, $333,000 relating to acquired workforce was reclassified from identified intangibles to goodwill. Cylink completed its initial goodwill impairment tests on January 1, 2002, and determined that no impairment of goodwill had occurred as of that date.

        In September 2002, a significant decrease in market value of Cylink's publicly traded shares reduced the fair value of Cylink well below its carrying amount. As a result, Cylink conducted an additional impairment test and determined that all of its goodwill was impaired. The resulting impairment loss of $6.2 million is reflected in fiscal 2002.

        Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

Balance as of December 31, 2001	$6,222
Write-off of Cylink-Belguim	(29)
Write-off of Cylink-ATM-TC	(6,193)

Balance as of December 31, 2002	$—

        A reconciliation of the previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

	Years ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Reported net loss	$(23,535)	$(20,050)	$(35,388)
Add back goodwill amortization, net of income taxes	—	1,311	931

Adjusted net loss	$(23,535)	$(18,739)	$(34,457)

Reported basic and diluted net loss per share	$(0.71)	$(0.62)	$(1.15)

Adjusted basic and diluted net loss per share	$(0.71)	$(0.58)	$(1.12)

        Information regarding Cylink's other intangible assets is as follows (in thousands):

	December 31, 2002			December 31, 2001
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Developed Technology	$12,077	$(4,032)	$8,045	$12,077	$(2,305)	$9,772
Customer Base	894	(420)	474	894	(240)	654

Total	$12,971	$(4,452)	$8,519	$12,971	$(2,545)	$10,426

        Amortization expense of other intangible assets was $1,907,000, $1,908,000 and 931,000 for the twelve months ended December 31, 2002, 2001 and 2000, respectively.

        The estimated amortization for each of the five fiscal years subsequent to December 31, 2002 is as follows:

Year Ended December 31,	Amortization Expense
2003	1,908
2004	1,908
2005	1,842
2006	1,728
2007	1,133

Total	$8,519

4.    Acquisitions

  Celotek

        On August 30, 2000, Cylink acquired all the outstanding shares of Celotek, a developer of high-performance Asynchronous Transfer Mode network security appliances. Cylink exchanged 1,590,137 shares of common stock with a fair value of $22,386,000 and cash of $515,000 for all the outstanding shares of Celotek. In addition, Cylink converted outstanding options to purchase Celotek common stock into options to purchase 307,500 shares of common stock of Cylink with an aggregate fair value of $2,329,000. The fair value of these options was determined using the Black-Scholes option-pricing model with the following assumptions: expected life of 2.9 years, risk-free interest rate of 6.00%, volatility of 80% and no dividends during the expected term. The total purchase price was $26,500,000, which included transaction costs of $1,270,000, a portion of which was satisfied through the issuance of 33,728 shares of Cylink's common stock.

        In addition, during 2001, 40,913 shares were issued to former employees of Celotek who were employed by Cylink for twelve months following the date of acquisition. The fair value ($545,000) of these shares was amortized to compensation expense over the twelve-month vesting term following the acquisition date.

        Of the total shares issued under the agreement, 241,572 shares of common stock, held in escrow as collateral for general representations and warranties made by Celotek under the agreement, were released after a period of one year from the closing.

        Assets acquired and liabilities assumed in the acquisition were as follows (in thousands):

Current assets (including cash and cash equivalents of $253)	$2,429
Property and equipment	1,059
Acquired technology	12,077
In-process technology	3,681
Goodwill	7,225
Other intangibles	1,403
Current liabilities	(1,189)
Long-term debt assumed	(185)

$26,500

        The allocation of the purchase price to the respective intangible assets was based on management's estimates of the after-tax cash flows. This allocation gave explicit consideration to the Securities and Exchange Commission's view on purchased in-process research and development as set forth in its September 9, 1998 letter to the American Institute of Certified Public Accountants. Management's estimates gave consideration to the following: (i) the employment of a fair market value premise excluding any Company-specific considerations that could result in estimates of investment value for the subject assets; (ii) comprehensive due diligence concerning all potential intangible assets; (iii) the determination that none of the technology development had been completed at the time of the acquisition; and (iv) the allocation to in-process research and development based on a calculation that considered the present value of the operating income that would have been generated by the in-process research and development project that is attributable to the acquired technology if successfully completed.

        Cylink allocated $3.7 million to acquired in-process research and development that had not reached technological feasibility as of the date of the transaction. The acquired in-process research and development was approximately 80% complete towards development of a reduced cost asynchronous transfer mode encryptor. The primary remaining efforts associated with the development of the technology included several key areas. The key areas were completing the hardware and electronics necessary to make the product functional and shock and heat testing. Cylink incurred approximately 27 person months of additional development since acquisition and completed the initial development of the technology in November 2000.

        The values assigned to acquired in-process research and development were determined by estimating the costs to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the product and discounting the net cash flows to their present value. The revenue projections used to value the acquired in-process research and development was based on estimates of relevant market sizes, growth factors, expected trends in technology and other factors. Operating expenses were estimated based on historical results and anticipated profit margins.

        The rates utilized to discount the net cash flows to their present value were based on cost of capital calculations. Due to the nature of the forecast and risks associated with the projected growth, profitability and the developmental nature of the product an after-tax discount rate of 30% was used to value the in process research and development.

        The discount rate was commensurate with the stage of development and the uncertainties in the economic estimates described above. If the acquired in-process research and development product is not commercially successful, Cylink's business, operating results and financial condition may be materially adversely affected in future periods. In addition, the value of other intangible assets acquired may be impaired.

        The following unaudited pro forma information shows the results of operations for the years ended December 31, 2000, as if the Celotek acquisition had occurred at the beginning of the earliest period presented and at the purchase price established in October 2000 (in thousands, except per share amounts):

Total revenue	$69,567
Net loss	$(39,791)
Loss per share—basic and diluted:	$(1.25)

5.    Divestitures

        On April 9, 2001, Cylink sold its security consulting and professional services subsidiary, Security Design International, to a private company in exchange for 209,425 shares of Series C preferred stock representing a minority interest in that company. No gain or loss was recorded on the transaction. Cylink evaluated the carrying value of its investment in the preferred shares of that private company at December 31, 2001, and recorded a charge for impairment of the value of that investment in the amount of $0.3 million. Cylink again evaluated the carrying value of its investment in the preferred shares of that private company at March 31, 2002, and recorded a charge for impairment of the balance in the value of that investment in the amount of $0.2 million.

        On June 22, 2001, Cylink announced that it would close or sell its Israeli subsidiary, Algorithmic Research, Ltd. ("ARL"). Cylink recorded a $2.5 million charge during the second quarter of 2001, resulting from the write-down of assets associated with the wind-up of that subsidiary. On August 9, 2001, Cylink executed an Allotment and Conversion Agreement and various related documents (collectively the "ARL Divestiture"), under which Cylink effectively transferred ownership in ARL to ARL's existing employees. More specifically, Cylink transferred an 81% ownership in ARL to a trustee acting on behalf of ARL's existing employees, and converted its remaining minority interest and its intercompany debt of approximately $13.1 million to preferred stock of ARL having certain rights and privileges in the event of ARL's sale or liquidation. The fair value of these preferred shares was considered to be nil, and accordingly, no value has been assigned to Cylink's ownership interest in the preferred stock. As part of the ARL Divestiture, Cylink paid $1.5 million, and forgave an additional $1.45 million in intercompany debt, for sale of ARL's virtual private networking technology, a royalty-free, irrevocable license to ARL's remaining base of existing intellectual property solely for incorporating into Cylink Products, and a release and waiver from all of ARL's existing employees. Cylink also agreed to assign certain contracts to ARL concerning licenses of ARL's products, and to wind up ARL's subsidiaries' operations in Germany and Singapore. Under the ARL Divestiture, ARL will retain ownership and responsibility for all of its other assets and liabilities. Cylink incurred an additional $0.3 million loss in connection with the divestiture during the third quarter of 2001.

6.    Working Capital Loan

        On June 27, 2001, Cylink entered into a loan and security agreement with a bank under which Cylink could borrow up to $7.5 million by way of revolving advances. The loan facility matured on June 27, 2002, and was renewed during the third quarter of 2002 at $5.0 million through July 27, 2003. The loan is secured by all of Cylink's tangible assets and contains a covenant to maintain a minimum tangible net worth, which Cylink was in breach of as of December 31, 2002. The revolving loan provides for loan advances up to 80% of Cylink's eligible accounts receivable, bearing an interest rate of 1.75% above the Bank's prime rate of interest (prime was 4.25% as of December 31, 2002). Cylink paid a commitment fee of $0.08 million at the inception of the loan, which is being amortized over its one-year term, and $0.05 million paid at renewal, which is being amortized over the one-year renewal term. There have been no advances made under the loan since its inception.

        As a result of the acquisition of Celotek, Cylink acquired an equipment line of credit for up to $2 million. This line matured December 1, 2002, and bore interest at the prime rate plus 1%. The line of credit was paid in full on December 1, 2002.

7.    Move to NASDAQ Small Cap Market

        On June 27, 2002, Cylink received a notice from the staff of The Nasdaq National Market that its Common Stock had failed to maintain the minimum bid price of $1.00 over the prior 30 trading days as required for continued listing on The Nasdaq National Market. On October 3, 2002, Cylink Corporation moved trading of its common stock from The Nasdaq National Market to The Nasdaq Small Cap Market. Cylink continues to be traded under the symbol, "CYLK."

8.    Details of Balance Sheet Components

	December 31,
	2002	2001
	(in thousands)
Inventories:
Raw materials	$964	$2,482
Work in process and subassemblies	1,108	1,171
Finished goods	630	1,179

	$2,702	$4,832

Property and equipment:
Machinery and equipment	$9,163	$9,393
Leasehold improvements	1,977	3,525
Software	2,836	2,696
Furniture and fixtures	1,359	1,870

	15,335	17,484
Less: accumulated depreciation and amortization	(12,784)	(11,409)

	$2,551	$6,075

Accrued liabilities:
Compensation and benefits	$2,162	$2,310
Legal and Accounting costs	1,263	1,028
Restructuring provisions, current portion	433	578
Warranty costs	274	878
Royalties	86	45
Distributor commissions	25	117
Employee severance costs	—	56
Other	796	427

	$5,039	$5,439

9.    Income Taxes

        Income tax provision (benefit) for income from continuing operations consists of the following:

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Current:
Federal	$(424)	$(1,919)	$(1,096)
State	91	—	(2,071)
Foreign	45	—	—

	$(288)	$(1,919)	$(3,167)

Deferred:
Federal	$—	$800	$1,496
State	—	—	2,071

	—	800	3,567

	$(288)	$(1,119)	$400

        Deferred tax assets comprise the following:

	December 31,
	2002	2001
	(in thousands)
Assets:
Net operating loss and credit carryforwards	$25,401	$20,209
Uniform capitalization	645	—
Inventory reserves and basis differences	4,169	3,579
Accrued expenses	597	1,761
Product reserves	815	1,294
Warranty reserve	112	481
Bad debt reserve	74	197
Other	497	—

Total deferred tax assets	32,310	27,521
Valuation allowance	(32,310)	(27,521)

Net deferred tax assets	$—	$—

        Net deferred tax assets at December 31, 2002 and 2001 are based on Cylink's estimated available carryback capacity. Cylink recorded a valuation allowance against the remainder of its deferred tax assets.

        The increase of $4,789,000 in the valuation allowance during the year ended December 31, 2002 was primarily a result of the increased net operating loss generated in 2002. Cylink provided a full valuation allowance against the deferred tax assets based on the company's evaluation of the likelihood of realization of future tax benefits resulting from the deferred tax assets.

        At December 31, 2002, Cylink has net operating loss (NOL) carryforwards of approximately $47,925,000 and $22,903,000 for federal and state income tax purposes, respectively. The federal NOL carryforwards expire through 2022, while the state NOL carryforwards expire through 2012.

        At December 31, 2002, Cylink has federal and state research credit carryforwards of approximately $4,290,000 and $2,553,000, respectively. The federal credits expire through 2022 and the state credits have no expiration.

        In addition, Cylink has state manufacturing credit carryforwards of approximately $370,000, which expire through 2012.

        Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, Cylink's ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such "ownership change." Such a limitation could result in the expiration of carryforwards before they are utilized.

        The provision (benefit) for income taxes for continuing operations reconciles to the amount computed by applying the United States federal statutory rate to income before taxes as follows:

	Year ended December 31,
	2002	2001	2000
U.S. federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal tax benefit	—	—	(5.7)
Impairment of goodwill	9.1	—	—
Research and development tax credits	—	(0.8)	(1.8)
Change in valuation allowance	22.9	20.3	37.6
Foreign losses not benefitted	—	5.5	7.6
Other	1.8	4.5	(1.7)

Effective Tax Rate	(1.2)%	(5.5)%	1.0%

10.    Preferred stock

        In connection with Cylink's initial public offering in 1996, the Board of Directors authorized the issuance of up to 5,000,000 shares of undesignated preferred stock. The Board has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. No preferred stock had been issued as of December 31, 2002.

11.    Stock option plans

        Cylink has three stock option plans: the 1994 Flexible Stock Incentive Plan which was the successor plan to the 1987 plan ("1994 Plan"), the Cylink ATM Technology Center 2000 Stock Option Plan ("2000 Plan"), and the Cylink Corporation 2001 Non-Qualified Stock Incentive Plan ("2001 Plan"). The 1994 Plan provides for the grant of incentive stock options and nonqualified stock options to executives, employees and consultants to purchase up to 8,050,000 Common Shares. Stock options may be granted at prices not less than 100% and 85% for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant. Through December 31, 2002, all nonqualified stock options have been granted at or above 100% of the fair market value of the stock on the date of grant. Options granted under the 1994 Plan are exercisable at such times and under such conditions as determined by the Board of Directors, and generally vest over four years. Options generally expire six years from the date of grant.

        Cylink adopted the 2000 Plan in conjunction with the acquisition of Celotek Corporation in 2000. The 2000 Plan provides for the grant of incentive stock options and nonqualified stock options to executives, employees and consultants to purchase up to 300,000 Cylink Common Shares.

        Cylink adopted the 2001 Plan in September 2001. The 2001 Plan provides for the grant of nonqualified stock options to executives, employees and consultants to purchase up to 2,000,000 Cylink Common Shares.

        Option activity is summarized as follows:

	Shares Available for grant	Options Outstanding	Weighted Average Exercise Price
	(thousands of shares)
Balance at December 31, 1999 (2,269,000 shares exercisable at a weighted-average exercise price of $5.10)	1,153	6,899	$5.19
Approved	1,200
Granted at market price (weighted-average fair value of $5.92)	(3,036)	3,036	8.61
Granted above market price (weighted-average fair value of $0.23)	(59)	59	16.98
Exercised	—	(978)	5.63
Canceled	1,470	(1,470)	6.20

Balance at December 31, 2000 (2,919,000 shares exercisable at a weighted-average exercise price of $5.17)	728	7,546	$6.39
Approved	1,200
Granted at market price (weighted-average fair value of $0.62)	(2,484)	2,484	0.88
Granted above market price (weighted-average fair value of $0.17)	(1,300)	1,300	0.54
Exercised	—	(38)	0.88
Canceled	3,689	(3,689)	5.80

Balance at December 31, 2001 (3,370,000 shares exercisable at a weighted-average exercise price of $5.10)	1,833	7,603	$3.88
Approved
Granted at market price (weighted-average fair value of $0.51)	(1,052)	1,052	0.72
Exercised	—	(243)	0.57
Canceled	1,591	(1,591)	5.30

Balance at December 31, 2002	2,372	6,821	$3.18

        Significant option groups outstanding at December 31, 2002, and related weighted-average exercise price and contractual life information are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01 to $0.54	2,239,000	4.7	$0.52	1,423,000	$0.50
$0.55 to $0.93	1,250,000	5.3	0.70	225,000	0.80
$0.97 to $3.97	1,292,000	3.7	2.78	1,023,000	3.05
$4.00 to $17.00	2,040,000	2.7	7.90	1,764,000	7.17

	6,821,000	4.0	$3.18	4,435,000	$3.76

Pro forma stock compensation disclosures

        The estimated grant date fair value disclosed by Cylink is calculated using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from Cylink's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value.

        The following weighted-average assumptions are included in the estimated grant date fair value calculations for Cylink's stock option awards under the 1994 Plan ("Option Plan") and Employee Stock Purchase Plan ("ESPP"):

Option Plan

	2002	2001	2000
Expected life (years)	2.91	2.26	2.54
Risk-free interest rate	3.11%	3.97%	6.43%
Volatility	135%	134%	120%
Dividend yield	0.00%	0.00%	0.00%

ESPP

	2002	2001	2000
Expected life (years)	0.5	0.5	0.5
Risk-free interest rate	3.11%	3.97%	6.43%
Volatility	135%	134%	120%
Dividend yield	0.00%	0.00%	0.00%

12.    Employee Stock Purchase Plan

        In January 2000, Cylink adopted an Employee Stock Purchase Plan that makes available shares of Cylink's common stock for full time employees of Cylink to purchase at a discount to the open market price through a payroll deduction plan. From its adoption through December 31, 2002, 855,200 shares have been made available for purchase under the Plan. Employee contributions were limited to 12% of their base compensation during the initial five-month offering period and 10% of their base compensation during each subsequent six-month offering period, subject to an overall limitation of $25,000 per year. Employee contributions that are accumulated during the offering period are used to purchase Cylink Common Stock at the end of the offering period at a 15% discount to the lower of the Cylink market prices at the first day and the last day of the offering period. In connection with the planned merger with SafeNet, the Employee Stock Purchase Plan was terminated on December 31, 2002.

13.    401(k) Plan

        U.S. employees may participate in the Cylink Corporation 401(k) Savings and Retirement Plan, which was established as a supplemental retirement program. Beginning May 1, 1987, enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan program, Cylink matches contributions by employees up at the rate of 100% of an employee's annual compensation to a maximum of $1,000 per year. Cylink's expense related to the 401(k) Plan was $0.01 million in 2002, $0.2 million in 2001, and $0.3 million in 2000. In connection with the planned merger with SafeNet, Cylink terminated its 401(k) Plan effective January 31, 2003.

14.    Notes Receivable From Employees or Former Employees

        During 1997, 1998, and 1999, Cylink made loans to certain of its officers towards the purchase of their principal residences. The notes are interest free and are secured by deeds of trust on the related residences. Cylink has imputed interest on the notes based on an assumed interest rate of 8% per annum. The notes were fully collected during 2002.

15.    Contingencies

  Securities Class Action

        In 1998, Cylink filed amended Forms 10-Q for the first and second quarters of 1998 and an amended Form 10-K for 1997, reflecting restated financial results for those quarters, and for the fourth quarter of 1997. Between November 6, 1998 and December 14, 1998, several securities class action complaints were filed against Cylink and certain of its current and former directors and officers in federal courts in California. These complaints allege, among other things, that Cylink's previously issued financial statements were materially false and misleading and that the defendants knew or should have known that these financial statements caused Cylink's common stock price to rise artificially. The actions variously allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and SEC Rule 10b-5 promulgated thereunder, and Section 20 of the Exchange Act.

        On October 16, 2002, after lengthy settlement discussions, Cylink entered into an agreement to settle the class action suit for $6.2 million and the related legal expense of $0.2 million to be paid entirely from insurance proceeds. The settlement agreement is subject to approval by the United States District Court for the Northern District of California. The $6.2 million legal settlement is reflected in the accompanying consolidated balance sheet as of December 31, 2002 as an insurance claim receivable, and a legal settlement payable, and accrued liability.

  Other Litigation

        In addition, in the normal course of business, we, from time to time, receive inquiries or other communication with regard to possible infringement of third party intellectual property rights by our patents, or the features or content of certain of our products. We believe it is unlikely that the outcome of these infringement inquiries will have a material adverse effect on our financial position or results of operations; however, if litigation results from any of these inquiries and the outcome is unfavorable to us, it could have a material adverse effect on our cash flows, results of operations and financial condition.

        There has been substantial litigation regarding patent and other intellectual property rights in the software and network security industry-related industries. Further commercialization of our products could provoke claims of infringement from third parties. In the future, litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of our efforts, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

16.    Geographic Information

        Cylink operates in one reportable segment, network security. Revenue from continuing operations and long-lived assets, classified by the major geographic areas in which Cylink operates, were as follows:

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Revenue:
Sales to unaffiliated customers:
From United States to:
Customers in United States	$19,202	$30,632	$41,567
Customers in Central and South America	104	858	1,384
Customers in Europe	280	2,651	4,379
Customers in Asia	2,887	4,643	5,537
From Europe to customers in Europe	4,617	7,332	7,758
From Israel to:
Customers in North America	—	56	107
Customers in Central and South America	—	—	314
Customers in Europe	—	1,825	3,544
Customers in Asia	—	569	3,517

	$27,090	$48,566	$68,107

        Net sales are attributable to countries based upon shipment destination and service location.

	December 31,
	2002	2001
	(in thousands)
Long-lived assets:
United States	$11,734	$25,755
Europe	162	321

	$11,896	$26,076

17.    Lease Commitments

        Cylink leases its facilities and offices under various noncancelable operating leases. These leases expire at various dates through August 2009 and certain of the leases are renewable for an additional five years. In addition to the minimum lease payments, Cylink is responsible for insurance, repairs and certain other operating costs under the terms of the leases.

        Under the terms of an operating lease, Cylink is required to maintain a restricted cash deposit with a financial institution to be used as collateral against future minimum lease allocations, until Cylink reaches some defined profitability goals.

        Future minimum lease payments under all noncancelable operating leases are as follows (in thousands):

Year ending December 31,	Operating Leases
2003	$1,886
2004	1,533
2005	1,529
2006	1,512
2007	1,453
Subsequent to 2007	2,564

Total minimum payments	$10,477

        Rent expense under operating leases totaled $3,969,000, $4,702,000, and $4,553,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

SAFENET, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
(Amounts in thousands, except per share amounts)

        On February 5, 2003, SafeNet acquired 100% of the outstanding common shares of Cylink Corporation ("Cylink") in accordance with an Agreement and Plan of Reorganization dated as of October 30, 2002. The aggregate purchase price was $35,102 consisting primarily of 1,684 shares of common stock valued at $31,256, 194 options and warrants assumed with an aggregate value of $1,690, and estimated direct costs of the acquisition of $2,156. The value of the common shares issued was determined based on the average market price of the Company's common shares over the period including three days before and after the terms of the acquisition were agreed to and announced.

        The accompanying Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2002 combines the historical consolidated statements of operations of SafeNet and Cylink as if the merger had occurred on January 1, 2002. The accompanying Unaudited Pro Forma Combined Condensed Statement of Operations for the three-month period ended March 31, 2003 combines the historical consolidated statements of operations of SafeNet and Cylink as if the merger had occurred on January 1, 2003.

        SafeNet will allocate the cost of the acquisition of Cylink to identifiable assets and liabilities based on their estimated relative fair values. SafeNet has not completed its allocation process, and therefore the allocation of the purchase price for Cylink included in the accompanying pro forma combined condensed financial statements is preliminary. SafeNet is obtaining an independent valuation of the intangible assets that it acquired from Cylink. The estimated valuation of these intangible assets for purposes of preparing the accompanying unaudited pro forma combined condensed financial information is based on the valuation procedures performed to date, and SafeNet expects to have the valuation completed during the first half of 2003. The final purchase price allocation is not expected to vary significantly from the preliminary allocation included in the accompanying unaudited pro forma combined condensed financial statements.

        The pro forma adjustments are described in the accompanying notes and are based upon available information and various assumptions that management believes are reasonable. These adjustments give effect to events directly attributable to the transactions and do not reflect any restructuring or integration costs, or any potential cost savings or other synergies that management expects to realize as a result of the transaction. The unaudited pro forma combined condensed financial statements do not purport to represent what SafeNet's results of operations would have actually been had the acquisition occurred on the dates indicated.

SAFENET, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(in thousands, except per share amounts)

	Historical SafeNet	Historical Cylink	Pro Forma Adjustments		Pro Forma Combined
Revenues	$32,235	$27,524	$—		$59,759
Cost of revenues	8,963	11,672	917	(a)(c)	21,552

Gross profit	23,272	15,852	(917)		38,207

Research and development expenses	8,504	10,511	—		19,015
Sales and marketing expenses	7,341	9,876	—		17,217
General and administrative expense	4,108	7,876	—		11,984
Write-off of acquired in-process research and development costs	3,375	—	—		3,375
Amortization of intangible assets	1,488	180	4,208	(a)(c)	5,876
Impairment of goodwill	—	6,222	(6,222	)(b)	—
Restructuring charges	—	4,935	—		4,935

Total operating expenses	24,816	39,600	(2,014)		62,402

Operating loss	(1,544)	(23,748)	1,097		(24,195)
Investment income and other expenses, net	669	(75)	—		594

Loss from continuing operations before income taxes	(875)	(23,823)	1,097		(23,601)
Income tax benefit	(90)	(288)	(2,813	)(d)	(3,191)

Loss from continuing operations	$(785)	$(23,535)	$3,910		$(20,410)

Loss from continuing operations per common share
Basic	$(0.10)	$(0.71)			$(2.17)

Diluted	$(0.10)	$(0.71)			$(2.17)

Shares used in computation
Basic	7,730	32,948			9,414
Diluted	7,730	32,948			9,414

See accompanying notes to unaudited pro forma combined condensed financial statements.

SAFENET, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2003
(in thousands, except per share amounts)

	Historical SafeNet	Historical Cylink	Pro Forma Adjustments		Pro Forma Combined
Revenues	$14,014	$2,204	$—		$16,218
Cost of revenues	4,455	1,943	382	(e)(g)	6,780

Gross profit	9,559	261	(382)		9,438

Research and development expenses	3,606	929	—		4,535
Sales and marketing expenses	3,066	932	—		3,998
General and administrative expense	1,697	2,071	—		3,768
Write-off of acquired in-process research and development costs	7,900	—	(3,317	)(f)	4,583
Cost of integration of acquired companies	1,615	—	—		1,615
Amortization of intangible assets	767	15	308	(e)(g)	1,090

Total operating expenses	18,651	3,947	(3,009)		19,589

Operating loss	(9,092)	(3,686)	2,627		(10,151)
Investment income and other expenses, net	77	(36)	—		41

Loss from continuing operations before income taxes	(9,015)	(3,722)	2,627		(10,110)
Income tax expense (benefit)	641	—	(1,738	)(h)	(1,097)

Loss from continuing operations	$(9,656)	$(3,722)	$4,365		$(9,013)

Loss from continuing operations per common share
Basic	$(1.06)				$(0.93)

Diluted	$(1.06)				$(0.93)

Shares used in computation
Basic	9,083				9,738
Diluted	9,083				9,738

See accompanying notes to unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

Note 1    The Merger

        The merger agreement required SafeNet to issue to the Cylink shareholders 0.05 of a share of SafeNet common stock for each share of Cylink common stock outstanding when the merger closed. SafeNet did not issue fractional shares in the merger. As a result, the total number of shares of SafeNet common stock that each Cylink shareholder receives in the merger was rounded down to the nearest whole number, and each Cylink shareholder received a cash payment for the remaining fraction of a share of SafeNet common stock that he or she would otherwise have received, if any, based on the market value of SafeNet common stock at the close of business at the date the merger became effective.

        SafeNet also assumed certain outstanding vested stock options held by certain Cylink employees and outstanding vested warrants purchasing Cylink common stock. SafeNet is treating the merger as a purchase under accounting principles generally accepted in the United States. Under the purchase method, the purchase price for accounting purposes is calculated using the fair market value of the SafeNet common stock issued to Cylink shareholders, plus the value of Cylink's stock options and warrants assumed by SafeNet and direct acquisition related costs. The purchase price for Cylink is summarized as follows:

Number of shares of Cylink common stock outstanding as of February 5, 2003	33,674.68
Exchange ratio	0.05

Number of shares of SafeNet common stock to be issued	1,683.73
Multiplied by SafeNet's average stock price for the period three days before through three days after the signing of the merger agreement	$18.56

Fair value of SafeNet's common stock to be issued	31,256
Fair value of Cylink's stock options and warrants assumed by SafeNet	1,690
Estimated acquisition related costs	2,156

$35,102

        The stock options assumed in conjunction with the merger with Cylink were valued using the Black-Scholes option pricing model, a generally accepted option valuation methodology, with the following assumptions:

Stock price on date of grant	$18.56
Expected price volatility	0.89 – 0.90
Risk-free interest rate	1.16% – 1.21%
Weighted-average exercise price	$11.75 – $12.64
Expected dividend yield	0%
Expected life	0.25 – 0.75 years

        The stock price on the date of grant was calculated using the average closing price of SafeNet's stock for the three days before through the three days after the signing of the merger agreement. The Black-Scholes option-pricing model with the above assumptions calculated a weighted-average value of $8.27 per share. This value was assigned to the 169 stock options assumed by SafeNet to calculate a fair value of $1,398. The value of the warrants of $292 was calculated using the Black-Scholes option-pricing model with assumptions similar to the common stock options.

        The fair values of Cylink's assets have been estimated for the purpose of allocating the purchase price of the acquisition and preparing the pro forma financial statements. The allocation of purchase price among the assets acquired and liabilities assumed is based on a current estimate of their relative fair values. These estimates could change based on a final valuation of the intangibles that SafeNet acquired. The estimated purchase price of $35,102 has been assigned to the tangible and intangible assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$2,922
Accounts receivable	4,928
Inventories	1,367
Insurance proceeds receivable	6,407
Other current assets	545
Property and equipment	786
Goodwill	26,221
Acquired in-process research and development assets	3,317
Intangible assets subject to amortization (2.7 year weighted-average useful life)	17,432
Other assets	726

Total assets acquired	64,660

Accounts payable	1,073
Accrued salaries and commissions	2,654
Accrued legal settlement	6,200
Other accrued expenses	5,505
Advance payments and deferred revenue	2,266
Deferred income taxes (including current portion of $2,579)	6,973
Unfavorable lease liability	4,887

Total liabilities assumed	29,558

Net assets acquired	$35,102

Note 2    Adjustments to Unaudited Pro Forma Combined Condensed Statements of Operations

        The adjustments to the unaudited pro forma combined condensed statement of operations for the year ended December 31, 2002 in connection with the acquisition of Cylink are presented below:

(a)
Adjustment to eliminate amortization expense recorded by Cylink related to amortizable intangible assets of $1,908 for the year ended December 31, 2002, consisting of amortization expense included in cost of revenues of $1,728 and other amortization expense of $180.

(b)
Adjustment to eliminate the charge for the impairment of goodwill that was recorded by Cylink during the year ended December 31, 2002 totaling $6,222.

(c)
Adjustment to record amortization expense related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, which are being amortized over an estimated weighted-average useful life of 2.7 years, of $7,033 for the year ended December 31, 2002, consisting of amortization expense included in cost of revenues of $2,645 and other amortization expense of $4,388. For purposes of calculating pro forma amortization expense, SafeNet has estimated that the excess of the purchase price over the fair value of tangible net liabilities assumed of $46,970 will be allocated to identifiable intangible assets totaling $17,432, acquired in-process research and development assets of $3,317, and the remaining $26,221 will represent goodwill, which is not amortized under accounting principles generally accepted in the United States. The identifiable intangible assets consist of developed technology, patents, customer relationships, backlog and non-competition agreements.

(d)
Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments, as applicable, at a combined effective federal and state statutory income tax rate of approximately 40%.

The adjustments to the unaudited pro forma combined condensed statement of operations for the three months ended March 31, 2003 in connection with the acquisition of Cylink are presented below:

(e)
Adjustment to eliminate amortization expense recorded by Cylink related to amortizable intangible assets of $166 for the period from January 1, 2003 through February 5, 2003 (date of acquisition), consisting of amortization expense included in cost of revenues of $151 and other amortization expense of $15.

(f)
Adjustment to eliminate the charge for the write-off of acquired in process research and development costs recorded in connection with the Cylink acquisition, in accordance with FASB Statement No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. This amount was expensed at closing because the technological feasibility of the in-process research and development had not been achieved and no alternate future uses have been established. Research and development costs to bring the acquired products to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. This nonrecurring charge resulting directly from the transaction will be included in SafeNet's net income during the year of acquisition, but has not been presented in the pro forma combined condensed statement of operations.

(g)
Adjustment to record amortization expense related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, of $856 for the period from January 1, 2003 through February 5, 2003 (date of acquisition), consisting of amortization expense included in cost of revenues of $533 and other amortization expense of $323.

(h)
Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments, as applicable, at a combined effective federal and state statutory income tax rate of approximately 40%.

Note 3    Items Not Adjusted

        The pro forma combined condensed financial statements do not reflect any effect of operating efficiencies, cost savings and other benefits anticipated by SafeNet's management as a result of the merger. Additionally, certain integration costs may be recorded subsequent to the merger that, under purchase accounting, will not be treated as part of the Cylink purchase price. These costs, estimated to range between $2,500 and $3,000 in the aggregate, have not been reflected in the unaudited pro forma condensed statement of operations because they are not expected to have a continuing impact on the combined results.

Note 4    Pro Forma Net Loss Per Share

        The pro forma basic and diluted loss from continuing operations per share is computed by dividing the pro forma loss from continuing operations by the pro forma basic and diluted weighted average number of shares outstanding, assuming SafeNet and Cylink had merged at the beginning of each period presented. The pro forma diluted loss from continuing operations per share for the year ended December 31, 2002 and the three months ended March 31, 2003 does not include the common shares to be issued upon the exercise of the Cylink common stock options and warrants assumed in the merger since the impact of these potential common shares would be anti-dilutive.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        We estimate that the expenses to be paid in connection with the offering (other than placement agent discounts, commissions and reasonable expense allowances) will be as follows:

SEC Registration Fee		$6,462
NASD Filing Fee		$8,487
Nasdaq National Market Additional Listing Fee		$22,500
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Printing and Engraving	$	*
Miscellaneous	$	*

Total	$	*

*
To be completed by amendment. All expenses will be borne by us.

Item 15. Indemnification of Directors and Officers.

        We are organized under the laws of the State of Delaware. Our Certificate of Incorporation, as amended and restated, provides that we shall indemnify our current and former directors, officers, employees and agents against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

        The Delaware General Corporation Law provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

        In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

        To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the Delaware General Corporation Law, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification.

        The power to indemnify and advance the expenses under the Delaware General Corporation Law does not exclude other rights to which a Corporate Agent may be entitled to under the Certificate of Incorporation, by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        We have also obtained insurance policies that provide coverage for our directors and officers in certain situations, including some situations where we cannot directly indemnify the directors or officers under Delaware law.

        The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 16. Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement	†
2.1	Asset Purchase Agreement dated February 27, 2003 by and among SafeNet, Inc., Raqia Acquisition Corp., and Raqia Networks, Inc.	I/B/R(1)
4.1	Registration Rights Agreement dated February 27, 2003 by and between SafeNet, Inc. and Raqia Networks, Inc.	*
4.2	First Amendment to the Registration Rights Agreement dated June , 2003 by and among SafeNet, Inc, Raqia Networks, Inc. and certain stockholders of Raqia Networks, Inc.
4.3	Escrow Agreement dated February 27, 2003 by and among SafeNet, Inc., Raqia Acquisition Corp., Raqia Networks, Inc. and Wachovia Bank, National Association	*
5	Opinion of Venable, Baetjer and Howard, LLP regarding legality of shares	†
10.1	Employment offer letter with Carole A. Argo
10.2	Consulting Agreement dated May 1, 2003 by and between Harrison Enterprises, Inc. and SafeNet, Inc.
23.1	Consent of Ernst & Young LLP, independent auditors	†
23.2	Consent of Deloitte & Touche LLP, independent auditors	†
23.3	Consent of Venable, Baetjer and Howard, LLP (contained in Exhibit 5)	†
24.1	Power of Attorney	*

†
Denotes exhibits filed herewith.

*
Previously filed.

(1)
Filed as an exhibit to the Current Report on Form 8-K of the Registrant filed on March 5, 2003 and incorporated herein by reference.

Item 17. Undertakings.

  (A)
  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on the 24th day of June 2003.

SAFENET, INC.
By:	* Anthony A. Caputo Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Anthony A. Caputo	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 24, 2003
* Carole D. Argo	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 24, 2003
* Thomas A. Brooks	Director	June 24, 2003
* Shelley A. Harrison	Director	June 24, 2003
* Ira A. Hunt, Jr.	Director	June 24, 2003
* Bruce R. Thaw	Director	June 24, 2003
* Andrew E. Clark	Director	June 24, 2003
*By:	/s/ CAROLE D. ARGO Carole D. Argo, as attorney-in-fact